

03050491

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Securitas AB

*CURRENT ADDRESS Box 12307, SE-102 28 Stockholm, Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED MAY 20 2003 THOMSON FINANCIAL

FILE NO. 82- 34719 FISCAL YEAR 12/31/01

* Complete for initial submissions only ** Please note name and address changes

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DATE : 5/8/03

Securitas AB
Annual Report 2001




Integrity
Vigilance
Helpfulness

Contents

COVER PHOTO
The Statue of Liberty in New York Harbor was a gift from France to the United States as a symbol of freedom and an open society.

2001 in Brief

- □ Platforms for continued development are in place in both the U.S. and Europe. Securitas has a clear and simple organization with the right staff, strong customer focus and local presence to create opportunities for further organic growth and margin improvements.
- □ To give employees the opportunity to invest in Securitas' continued development, the Board of Directors will propose to the Annual General Meeting in April 2002 that convertible debentures with a five-year maturity be offered to all employees of Securitas.
- □ Sales rose by 48 percent to MSEK 60,364 (40,807). Organic growth amounted to 7 percent (6).
- □ Income before taxes rose by 39 percent to MSEK 1,902 (1,364).
- □ Free cash flow amounted to MSEK 1,953 (1,089), corresponding to 80 percent (64) of adjusted income.
- □ Earnings per share after full taxes increased by 37 percent to SEK 3.27 (2.39).

FINANCIAL HIGHLIGHTS

	2001	2000	1999	1998	1997
Sales, MSEK	60,364	40,807	25,646	13,710	10,763
Organic growth, %	*7*	*6*	*9*	*9*	*7*
Operating margin before amortization of goodwill, %	*6.4*	*6.3*	*6.4*	*7.3*	*7.2*
Income before taxes, MSEK	1,902	1,364	1,116	766	614
Free cash flow, MSEK	1,953	1,089	802	583	451
Operating capital employed as percent of sales [1]	*9.5*	*13.2*	*12.0*	*14.5*	*16.3*
Net debt equity ratio, multiple	1.05	1.23	0.23	0.44	0.65

[1] Adjusted for full-year sales of acquired units.

For definitions, see page 59.

Platforms in Place

Over the last three years, Securitas has increased its sales more than fourfold, from less than MSEK 14,000 to more than MSEK 60,000. We have built a business in North America equal in size to the European business. And we have divided the Group into five business areas with specialized divisions. All this has been done while at the same time substantially increasing earnings per share. Securitas now has a strong platform to further develop the company and the industry.

2001 confirms

Our financial development in 2001 confirms that the platforms are in place. Sales grew by 48 percent to MSEK 60,364, and organic growth was 7 percent. Income before taxes rose by 39 percent to MSEK 1,902 and earnings per share increased by 37 percent to SEK 3.27.

The profit trend was underscored by a strong cash flow, corresponding to 80 percent of adjusted income. After three years of intensive efforts to integrate the acquisitions we have made, we are now entering a stage with even greater focus on customers, further concept development and growth throughout the business.

Security Services in the U.S. has a strong organization with a shared vision and common values for the development of security services. In Europe, Security Services has shown good growth after important development steps were taken in France and Germany. Security Systems in Europe is well on the way to achieving the objectives for growth and profitability. Direct Europe for small alarm systems also continues to show strong organic development. Cash Handling Services is reporting substantial growth and improving margins.

There are two remaining areas that require further measures. One is Security Systems in the U.S., where the expected turnaround has been delayed. The other is Security Systems in the UK, which apart from still being unstable is in a market that lacks structure and leadership. Our aim is to manage these two problem areas during 2002.

The divisions are the engine for the future

The Securitas Model is visualized by our Toolbox. The different tools illustrate fundamental values and principles in Securitas' way of doing business: Focus on security, Understand the market and the Value Chain, Build the right organization, Count on Six Fingers, Develop the industry, Do it Step by Step and People make the difference.

Our understanding of the business has increased more and more thanks to the clear focus on security—initially on the whole security field and later on more specific solutions for different customer groups.

The latest step in this direction was to create the divisional organization, where each country has a totally focused organization and a country president for each business area. In the previous model, which worked well as long as the market was less mature and operating volume was lower, one country president took care of all the business areas within his country. The new divisional structure is now fully in place, with strong management teams who are driving operations with clear objectives for the future.

These objectives have been summarized in the Five-Year Vision presented in the autumn of 2000. The Five-Year Vision, which is based entirely on organic growth, shows that Securitas over the coming five years could improve its income before tax by an average of 25 percent annually.



Thomas Berglund

A market leader in all our business areas

Over the last 15 years, Securitas has built a position as a market leader in Security Services, first in the Nordic region, then in the rest of Europe and now in the U.S. The other business areas—Security Systems, Direct Europe, Cash Handling Services and Consulting & Investigations—have grown substantially but stayed relatively small in their respective market segments.

With the new divisional organization, we are ready to start a faster expansion in these areas to become a market leader there as well.

The Security Systems Division for large alarm systems will have to grow substantially in the long term also in order to partner with Security Services in combining alarms and guarding for higher efficiency and better security.

Cash Handling Services has already started a major expansion, more than doubling its business volume in 2001 and with a sales objective of MSEK 11,000 in 2002.

2002

Securitas stands strong in terms of its organization and its position in the market. To consolidate this position and ensure that employees remain dedicated in their efforts, the Board of Directors will propose to the Annual General Meeting in 2002 that employee convertibles be issued, giving all our staff the opportunity to invest in the company.

In recent years, we have shown that the Securitas Model works through the integration of a number of major acquisitions in Europe and the U.S. With the positive performance of the Group's various divisions, income before taxes is expected to grow in line with the previously presented Five-Year Vision.

Stockholm, February 11, 2002

THOMAS BERGLUND, PRESIDENT AND CHIEF EXECUTIVE OFFICER



FIVE-YEAR VISION
Sales, MSEK
Income before taxes, MSEK
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
4,900
4,200
3,500
2,800
2,100
1,400
700
0
89
91
93
95
97
99
01
03
05
Sales
Income before taxes

In November 2000, Securitas presented a Five-Year Vision for income growth. The vision is based on organic growth in which operating income before taxes reaches an estimated MSEK 4,300 in 2005, corresponding to growth of 25 percent over the entire five-year period. The graphs for 1989—2001 include acquisitions.

The Securitas Model



The basis for Securitas' development is the so-called Securitas Model, which is visualized internally through a number of tools used to achieve profitable growth and the trust of our customers.

The Values
Securitas has a long tradition of protecting and respecting its basic values: Integrity, Vigilance and Helpfulness. For customers and other stakeholders to feel confident about the company, ethics and values have to play a prominent role in all operations.

The Market Matrix
With a clear focus on security, we can better understand the needs of our customers. This understanding is illustrated by the Market Matrix. Our customers are in different businesses of different size and therefore have different security needs.

The Value Chain
When customers' security needs have been identified with the help of the Market Matrix, Securitas uses the Value Chain to understand in detail how these needs can be met. The Value Chain can be customized for different customer groups in terms of sales, production and reporting.

The Organization
Securitas has chosen to build a flat organization. This provides a broad, strong base with many, strong local units. Employees work closely with customers and are entitled to make their own decisions and develop the business. By adapting and refining services to customer needs in this manner, we create growth.

Six Fingers—Financial overview
Securitas' approach to controlling and following up its financial development can be counted on six fingers: sales of new contracts, changes in the portfolio of contracts, total growth, effective production planning, control of administrative expenses and accounts receivable. Together they form the basis for profitability.

The Industry
Securitas takes responsibility for the development of the entire industry. By influencing and cooperating with, among others, trade organizations, unions, public authorities and the law enforcement, Securitas helps to develop services as well as the market as a whole. An important aspect in this respect is raising standards and wages in the industry to ensure good access to qualified, well-trained personnel.

Step by Step
All these tools take time and energy to implement. It is important not to do everything at once. Instead, the business has to be developed step by step. Step one is to reduce all unnecessary costs, delegate responsibility and put a financial system in place—to build the right organization. Step two is to build a thorough understanding the details of the business, which will lead to development and increased profitability as well as a better understanding of Securitas' customers. The third step is to refine and specialize operations in order to create organic growth. After that, new acquisitions can be made and step one begins again.

People make the difference
Theories help when building a business. True success, however, is created by individuals. Individual employees therefore have a key role and responsibility within Securitas. Being a good leader means setting a good example for your employees. Committed, involved leaders motivate their employees and help them to develop and grow.



The Values



People make the difference



The Market Matrix



Step by Step



The Toolbox



The Value Chain



The Industry



The Organization



Six Fingers—
Financial overview

Work with the tools in the Securitas Model is best illustrated in a circle. It symbolizes what the Securitas Model stands for—that our work never ends. Securitas constantly strives to refine its operations.

The Values



Securitas is its people, and people are led and supported by values. For Securitas' 230,000 employees to fulfill their special duty to protect homes, workplaces and the community, it is especially important to have common values that unite them and build trust in customers.

Integrity, Vigilance and Helpfulness

The special duty that Securitas has to provide security places tough demands on its employees. For years, Securitas has worked extensively with ethics to ensure that the high demands employees place on themselves and the community places on them are firmly rooted and are integral to their profession.

Securitas' values can be summarized in the three words—*Integrity, Vigilance and Helpfulness.*

Integrity—A Securitas employee is honest and therefore is trusted to work unsupervised on the customer's premises and with valuables. Securitas never compromises in its demand for truthfulness. Integrity also includes openly expressing one's opinion, not withholding information and reporting improprieties.

Vigilance—Professionalism entails seeing, hearing and evaluating, and a Securitas guard is always attentive. Professionals develop an intuition that helps them to notice things that others don't. This vigilance is needed in order to stay aware of potential risks or incidents that are taking place on our customer's premises.

Helpfulness—When needed, a Securitas employee will lend assistance, even if it isn't directly related to his or her job. A Securitas employee will always help if an incident occurs that requires intervention, as part of an ongoing effort to make life safer.

Ethics—An everyday concern

Securitas' business is based on trust. Taking responsibility for other people's property and handling large sums of money every day requires that employees respect and protect our ethical philosophy.

Important work has therefore been done internally to spread a common set of norms among employees in connection with their recruitment and thereafter in their day-to-day work.

Back in 1958, Securitas published "Basic Values for Guards," a document that explains the demands employees place on themselves and each other in performing their jobs. Over time, this led to the book, "Basic Values for Employees of Securitas," which embraces all employees and serves as an important element in the company's ethics work.

Focus on security

The cornerstone of these shared values is an understanding of the situation in which Securitas' employees work.

By living in the community and developing customers, Securitas wants to help make life safer. This is reflected in our mission: To protect homes, workplaces and the community.

The increasing complexity of society is placing growing, more specific demands on preventive secu-




SECURITAS

rity. To meet these higher demands, Securitas is focused strictly on security, which is important in and of itself—and is enough for Securitas.

Securitas works in five business areas: Security Services, Security Systems, Direct, Cash Handling Services and Consulting & Investigations. Specialization in each of these areas makes it possible to dig deeper, understand more and become better skilled in each specialty. In this way, Securitas' employees can provide greater benefit to customers and take advantage of ideas that can be developed and lead to new business opportunities.




INTEGRITY
VIGILANCE
HELPFULNESS

The handbook "Basic values for employees of Securitas" describes the demands Securitas personnel place on themselves and each other in performing their work.



The Market Matrix and the Value Chain



Securitas' customers have different needs when it comes to security services. Customized products and services have to be developed and provided to individuals and businesses in a range of industries, such as banking and finance, aviation and manufacturing. Securitas uses the Market Matrix to define the changing needs of the security market, and the Value Chain to understand how to meet them.

Market Matrix—Focus on customer needs

Specialization in specific customer segments and a clear focus on customer needs are the basis for the Market Matrix.

It is not only necessary to define the differences between customers, but also to realize the similarities. By identifying common denominators, the Market Matrix groups current and potential customers according to three principles: size, type of business and security requirements. On this basis, Securitas designs a solution, from sales and delivery to follow-up, that suits the individual customer.

By size, in Securitas' terms, is meant the size of the physical object, not the company itself or the customer's relative size in Securitas' aggregate customer portfolio. This means that large companies are not necessarily large customers, and that a large customer may in fact be comprised of several smaller protection objects, such as stores or gasoline stations. Other criteria that are factored in are the segment to which the customer belongs and how large a share of standardized versus specialized solutions is required.

SECURITAS' MARKET MATRIX


Bank
Post office
Process industry
Administration
Office
Distribution
Transport
Retail
Home
Large customers
Bank
Retail
Small customers
Home
Large
Medium
Small

The vertical dimension of the Market Matrix shows the size of the customer—the larger the customer, the higher in the matrix the business is placed. The horizontal dimension describes where the type of business belongs, with financial businesses to the far left and public authorities and service and retail companies in the center of the matrix. To the far right are private homes. The matrix also has a third, diagonal dimension, which describes the degree of security requirement. In the upper left corner are customers with complex security requirements, while in the lower right corner are customers with standardized requirements.

Risks determine segmentation

The matrix divides the security industry into five different segments: Banks, Large customers, Small customers, Retail and Homes. The customers in a specific segment face the same type of risks and therefore have similar security requirements.

In the banking segment, companies are all in the same industry. Regardless of size, they share similar security requirements. This is also true of the service and retail segment. In the large customer segment, on the other hand, there are many different types of businesses, including manufacturers, government authorities and the transportation industry. What they have in common is a large amount of area that has to be guarded, which requires complex, customized solutions encompassing both guarding and technology. The small customer segment also includes companies in different businesses. Because of their size, however, they face less complicated risks that often can be handled with standardized solutions. In the home segment, customers are small and usually face the same type of risks, mainly fire and burglary.

The degree of security requirement is also identified by the matrix, which covers everything from complex needs for specialized solutions to customers whose needs can be met entirely with standardized solutions.

The Value Chain helps customer relationships

After the customer's security requirements have been identified with the help of the Market Matrix, Securitas uses the Value Chain to understand in detail how they will be met. The Value Chain covers the entire delivery of goods and services and describes how to work with a specific customer and how the relationship can be expanded and developed in the long term.

The Value Chain answers three basic questions: how to handle the selling process to a particular customer, how to produce the service and how to handle feedback. Sales can be made through direct advertising or personal sales or take place continuously through the customer's local contact. Production can mean standardized or customized solutions, while feedback can, for example, take the form of incident reports or continuous customer contacts.

By answering these questions, a workflow can be created suited to the customer's needs and demands.

With the help of the Value Chain, Securitas can develop and refine its products and services and improve the relationship with its customers. It also makes it easier to identify large, homogenous customer groups for which specially designed services can be developed.

In recent years the security industry has shifted its focus from providing services to providing concepts. All customers present different opportunities and have different needs. Many therefore require customized solutions that combine people and technology. It is a question of finding the right mix of services and products that work for each customer in each market.



Clear and Simple Organization



All business is local, and Securitas' organization, with many independent local units, reflects this. The organization is characterized by its few levels, clearly defined responsibility, many branch offices and strong local managers who work close to customers.



Having many, small branch offices creates a strong base for the entire organization, with flexibility and close proximity to customers. The offices are also the driving force behind the entire business. These units are supported by Securitas' global organization and resources. From this base of branch offices, the company spreads out horizontally. As volume grows, a new office is created on the same level of the organization. In this way, the organization remains flat and retains its closeness to customers.

This organizational approach has proven especially successful in large cities and created opportunities to stay closer to customers and speed up the development of specialized services. In Stockholm and Oslo, for example, the trend is toward more geographical units that are specialized in various customer segments, such as time-sharing or large cus-



tomers, and where the physical branch offices are situated within the customer's premises.

Securitas' organization is characterized by having as few decision-making levels as possible. This optimizes quality and efficiency and creates commitment and motivation in employees.

Within each country, Securitas divides its organization into areas, which in turn consist of a number of branch offices that operate as independent profit centers. Securitas' goal is to never have more than three levels between the guard or service technician and the Country President. The Country President in turn reports to a Divisional President, who reports to the CEO.

Clear and simple

All of Securitas' countries of operation have reduced or are in the process of reducing the levels of their organization and are creating more independent units close to customers. In Sweden, nationwide operations were divided among 20 local branches 15 years ago. Today, responsibility is divided among 150 local branches. Two other examples are Germany, which last year implemented a major restructuring in which 30 profit units became 115, and the U.S., which last year was divided into ten regions, each treated similarly to a European country. The process continued in the U.S. in 2001 through the appointment of around 600 local and independent branch managers.

In total, Securitas currently has more than 2,000 branch managers, who lead the day-to-day operations in each location and have full responsibility for sales and results. Together, they are the base for Securitas' growth and profitability.

Greater opportunities in every division

The introduction of divisions in 2001 has reinforced the simple, clear and flat organization. Within each division, opportunities are being created to more easily identify needs in their customer segments, at the same time that each division can more effectively impact the quality of its services and overall profitability.

As a result, the aim of keeping responsibility and decision-making authority as close to the customer as possible reaches all levels of the company, from guard to management in every specialized division.

Seven divisions

Security Services USA (including Consulting & Investigations)
Divisional President: Amund Skarholt
Number of employees: 125,000
Sales: MSEK 27,922

Security Services Europe
Divisional President: Tore K. Nilsen
Number of employees: 83,000
Sales*: MSEK 21,679

Security Systems USA
Divisional President: Björn Lohne
Number of employees: 400
Sales: MSEK 571

Security Systems Europe
Divisional President: Juan Vallejo
Number of employees: 3,000
Sales*: MSEK 2,975

Direct Europe
Divisional President: Dick Seger
Number of employees: 1,400
Sales*: MSEK 1,033

Cash Handling Services USA (Loomis)
Divisional President: James B. Mattly
Number of employees: 6,700
Sales*: MSEK 4,427

Cash Handling Services Europe
Divisional President: Santiago Galaz
Number of employees: 13,000
Sales*: MSEK 5,827

* Estimated annualized rate.

EACH DIVISION'S SHARE OF THE TOTAL SALES


Cash Handling Services Europe 9%
Cash Handling Services USA (Loomis) 7%
Direct Europe 2%
Security Systems Europe 5%
Security Systems USA 1%
Security Services USA 43%
Security Services Europe 33%

Six Fingers—Ten-Year Financial Summary



An important component in Securitas' philosophy is to continuously measure its financial performance. This requires a uniform method for reporting profitability within the various divisions as well as for the entire business.

Six Fingers

The Six Fingers tool serves as the basis for financial follow-ups. Six Fingers consists of a number of key factors that affect earnings performance in the various divisions.

Volume-related factors include *new contract sales, net changes in the portfolio of contracts* and *sales.*

The efficiency-related factor is *gross margin*, defined as sales less direct expenses, relative to sales.

Tied-up capital is measured through *changes in accounts receivable.*

Follow-ups of various factors are also adapted to each type of business. Security Systems and Direct, for example, measure the number of completed installations and installed alarms. For Cash Handling Services, there is a separate follow-up of fast-growing ATM sales. Since these divisions are more capital-intensive than Security Services, there are also follow-ups on operating capital employed as percent of sales and the return on capital employed.

The Group's key ratios

The follow-up and verification of the Group's long-term earnings performance is focused on a number of key financial ratios:

Sales, where growth may occur either organically or through acquisitions. *Operating margin*, defined as operating income before amortization of goodwill relative to sales. An increase in the operating margin reflects improvements in efficiency and refinement, which lead to higher customer value. *Income before taxes*, which in addition to sales and operating margin is also affected by amortization of goodwill and net financial items. *Free cash flow*, defined as cash flow from operations adjusted for net financial items and current taxes. Free cash flow verifies the earnings performance. *Operating capital employed*, which shows operating fixed assets and working capital in relation to annualized sales. Good control over accounts receivable and capital expenditure generates low operating capital employed. *Net debt equity ratio*, defined as consolidated net debt relative to shareholders' equity. Limiting the need for capital employed makes growth possible without a material increase in net debt.

SALES
Sales have increased by an annual average of 30 percent over the past ten years.


MSEK
75,000
60,000
45,000
30,000
15,000
0
92 93 94 95 96 97 98 99 00 01

OPERATING MARGIN
The operating margin was 6.4 percent, including acquisitions.


%
10
8
6
4
2
0
92 93 94 95 96 97 98 99 00 01

INCOME BEFORE TAXES
Income before taxes has increased by an annual average of 23 percent over the past ten years.


MSEK
2,000
1,600
1,200
800
400
0
92 93 94 95 96 97 98 99 00 01

INCOME, MSEK	1992	1993	1994[1]	1995	1996	1997	1998	1999	2000	2001
Sales	5,734.8	6,010.6	6,843.8	7,309.1	9,074.3	10,762.9	13,710.1	25,646.3	40,806.5	60,363.6
of which acquisitions	2,522.0	160.3	820.9	–	1,784.2	1,002.6	1,834.7	10,964.4	13,361.0	12,364.1
Operating income before amortization of goodwill	342.6	368.8	482.5	548.7	687.9	777.8	1,002.8	1,630.5	2,560.3	3,854.5
Operating margin, %	*6.0*	*6.1*	*7.0*	*7.5*	*7.6*	*7.2*	*7.3*	*6.4*	*6.3*	*6.4*
Amortization of goodwill	–26.8	–37.2	–63.9	–65.9	–99.4	–115.5	–171.4	–403.9	–707.4	–1,089.8
Net financial items	–16.6	–1.6	–26.6	–11.0	–38.7	–48.2	–65.3	–110.8	–489.4	–862.8
Income before taxes	299.2	330.0	392.0	471.8	549.8	614.1	766.1	1,115.8	1,363.5	1,901.9
Current taxes	–52.0	–81.6	–98.9	–104.6	–127.7	–114.4	–183.7	–334.5	–359.0	–548.3
Deferred taxes	–20.7	10.7	–50.2	–19.8	–39.8	–54.7	–60.4	18.0	–153.0	–170.0
Minority interest	–0.1	–2.1	–0.2	–0.4	–0.2	0.9	–0.5	–1.5	–0.2	–0.9
Net income for the year	226.4	257.0	242.7	347.0	382.1	445.9	521.5	797.8	851.3	1,182.7

CASH FLOW, MSEK	1992	1993	1994[1]	1995	1996	1997	1998	1999	2000	2001
Operating income before amortization of goodwill	342.6	368.8	482.5	548.7	687.9	777.8	1,002.8	1,630.5	2,560.3	3,854.5
Capital expenditure	–207.1	–231.6	–292.7	–339.1	–475.6	–557.4	–699.0	–1,044.3	–1,202.3	–1,764.3
Depreciation and amortization	208.9	246.1	262.2	289.8	354.0	450.5	569.6	754.3	942.2	1,377.2
Change in other operating capital employed	–148.2	–3.2	67.9	–75.6	–8.5	–57.3	–41.7	–93.4	–363.3	–103.0
Cash flow from operations	196.2	380.1	519.9	423.8	557.8	613.6	831.7	1,247.1	1,936.9	3,364.4
Net financial items	–16.6	–1.6	–26.6	–11.0	–38.7	–48.2	–65.3	–110.8	–489.4	–862.8
Current taxes	–52.0	–81.6	–98.9	–104.6	–127.7	–114.4	–183.7	–334.5	–359.0	–548.3
Free cash flow	127.6	296.9	394.4	308.2	391.4	451.0	582.7	801.8	1,088.5	1,953.3
Acquisitions	–750.6	–235.7	–448.3	0.0	–1,114.7	–1,131.7	–3,712.9	–3,700.9	–10,944.3	–3,001.5
Dividend paid	–70.9	–83.0	–106.3	–120.6	–144.7	–174.5	–201.3	–276.6	–356.3	–427.6
New issues	666.6	36.9	115.8	–	31.8	46.4	2,562.2	3,436.7	–	378.7
Securitization	–	–	–	–	–	–	–	–	–	2,380.5
Translation differences	4.4	99.9	–	10.0	22.6	14.9	–116.8	105.0	–154.1	–1,447.2
Change in net debt	–22.9	115.0	–44.4	197.6	–813.6	–793.9	–886.1	366.0	–10,366.2	–163.8

CAPITAL EMPLOYED AND FINANCING, MSEK	1992	1993	1994[1]	1995	1996	1997	1998	1999	2000	2001
Operating capital employed	910.3	1,030.0	1,068.7	1,103.2	1,590.7	2,182.1	3,052.5	3,943.8	6,743.1	5,854.1
Operating capital employed as % of sales[2]	*11.3*	*16.1*	*15.3*	*14.9*	*14.1*	*16.3*	*14.5*	*12.0*	*13.2*	*9.5*
Return on operating capital employed, %	*53.1*	*38.0*	*46.0*	*50.5*	*51.1*	*41.2*	*38.3*	*46.6*	*47.9*	*61.2*
Shares in associated companies	53.1	–	–	–	–	258.4	261.0	0.9	602.6	42.4
Goodwill	322.1	440.2	649.5	590.5	1,180.7	1,457.4	4,564.0	7,178.4	15,133.7	18,639.9
Capital employed	1,285.5	1,470.2	1,718.2	1,693.7	2,771.4	3,897.9	7,877.5	11,123.1	22,479.4	24,536.4
Return on capital employed, %	*35.7*	*24.1*	*26.3*	*28.3*	*26.4*	*19.9*	*14.1*	*12.9*	*11.0*	*11.8*
Net debt	–99.6	–78.2	–122.6	75.0	–738.6	–1,532.5	–2,418.6	–2,052.6	–12,418.8	–12,582.6
Net debt equity ratio, multiple	0.08	0.06	0.08	–0.04	0.36	0.65	0.44	0.23	1.23	1.05
Shareholders' equity	1,173.6	1,375.0	1,589.7	1,767.8	2,032.6	2,365.1	5,455.0	9,068.7	10,059.2	11,936.3
Return on equity, %	*28.6*	*19.7*	*15.5*	*19.3*	*19.0*	*19.4*	*14.6*	*9.6*	*8.5*	*10.4*
Total assets	4,249.8	4,451.7	4,532.1	5,014.5	6,438.1	7,911.5	15,550.5	20,879.2	34,944.2	39,075.3

[1] Pro-forma accounting for the full-year 1994 is made up of the sum of two abbreviated financial years during 1994.

[2] Adjusted for full-year sales of acquired units.

For definitions, see page 59

FREE CASH FLOW

Free cash flow amounted to 80 percent of adjusted income in 2001.


MSEK
2,000
1,600
1,200
800
400
0
92
93
94
95
96
97
98
99
00
01

OPERATING CAPITAL EMPLOYED AS PERCENT OF SALES

Operating capital employed amounted to 9 percent of sales, adjusted for full-year sales of acquired units.


%
20
15
10
5
0
92
93
94
95
96
97
98
99
00
01

NET DEBT EQUITY RATIO

The net debt equity ratio was 1.05.


times
1.4
1.0
0.6
0.2
0.0
–0.2
92
93
94
95
96
97
98
99
00
01

Industry Development



The security industry is valued at an estimated MSEK 844,000. The North American and European markets together account for around 80 percent of this amount. In total, the market is growing by around 7–9 percent annually.

The European security industry, in which Securitas has a market share of around 10 percent, is valued at an estimated MSEK 294,000 and is growing by 6–8 percent annually.

The security market in the U.S., which is growing by 7–9 percent annually, is valued at an estimated MSEK 375,000, of which security services account for MSEK 215,000. The market for security services is concentrated in highly populated areas in the western, midwestern, northeastern and southeastern U.S. Securitas has a market share in security services in the U.S. (excluding Consulting & Investigations) of around 19 percent.

THE GROWING SECURITY MARKET

	Market (SEK bn)	Securitas' share	Annual growth
Europe	294	10%	6–8 %
North America	375	8 %	7–9%
Japan	60	0 %	7–9 %
Rest of the world	115	0 %	10–11%
Total	**844**	**7 %**	**7–9 %**

Source: Securitas and Freedonia

Growing demand for security

The primary driving force in the security industry is society's growing prosperity. This is leading to greater technical complexity and increased vulnerability, which increases the need for security. Other important growth factors include outsourcing and specialization. Crime rates, on the other hand, only marginally affect the security industry. The fact is that the security industry has experienced high growth in the past five years, at the same time that crime has dropped. Historically, the security industry's growth has exceeded GNP by a few percent.

Global market leader in a growing industry

Securitas is the global leader in security, with 7 percent of the worldwide market. This still leaves plenty of room for organic growth and acquisitions.

As market leader, Securitas shares responsibility for the industry's development. In this respect, there is a strong connection among employee training, service quality and compensation. To ensure its continued growth, Securitas tries to constantly improve each of these factors. One example is the Living Wage campaign in the U.S., where Securitas is raising

MARKET AND MARKET SHARES 2001 (SEK bn)

	Security Services		Security Systems		Direct & Small Alarms		Cash Handling Services		Total	
	Market	Securitas	Market	Securitas	Market	Securitas	Market	Securitas	Market	Securitas
Nordic region	8,243	53%	7,075	26%	2,140	25%	1,816	45%	19,274	39%
The Big Five	79,315	13%	76,287	1 %	10,841	4%	21,823	18%	188,265	8 %
Rest of Western Europe	15,104	19%	11,340	1 %	5,967	1 %	3,611	14%	36,022	10%
Eastern Europe	9,679	4 %	3,297	1 %	642	0%	1,917	6 %	15,535	3 %
Overseas[1]	18,705	7 %	10,773	0 %	2,020	0 %	2,914	0 %	34,413	4 %
Total Europe[2]	131,046	15%	108,773	3 %	21,610	5%	32,081	17%	293,509	10%
USA[3]	215,208	12 %	108,864	1 %	30,240	0 %	21,168	20%	375,480	8 %
Total	**346,254**	**13 %**	**217,637**	**2%**	**51,850**	**2 %**	**53,249**	**18 %**	**668,989**	**9 %**

Source: Securitas and Freedonia

[1] Canada, Mexico and Argentina.
[2] Includes Canada, Mexico and Argentina according to divisional structure.
[3] The market for security services includes consulting and investigations, Securitas' share of the U.S., guarding market is 19 percent.

guard wages. This in turn is resulting in employees with greater competence, higher employee retention, better services and, ultimately, more satisfied customers.

Three stages of market development

A market's development can be divided into three stages, with wages and product mix driving growth and profitability. In the first stage, demand for security services is tied to low prices and simple services. Wage and training levels are low, with high employee turnover as a result. Wages in such a market are often less than 50 percent of the average for industrial workers. The market grows slowly, with low margins.

When companies in the market begin to take responsibility for the market's development and structure by increasing wage and price levels, the market enters the second stage. Customers begin to demand more specialized services, training levels rise and security services become specialized, with the result that fewer guards can provide more services with better quality. Growth climbs but consists largely of price and wage increases. Employee turnover is significantly lower in this stage, which also contributes to greater customer benefit.

In the third stage, wage levels have stabilized at as high as 90 percent of the average for industrial workers. The large part of the growth increase is now volume gains. Customers complement physical guarding with technical monitoring and alarm systems, so-called combined contracts. Moreover, time-sharing concepts are introduced, providing solutions adapted to customers' risks and willingness to pay. In this stage, markets have higher overall margins. Employee turnover further declines and the competence level rises among guards, who can now provide more specialized services with high quality.

WAGES AND EMPLOYEE TURNOVER


%
100
0
Wage level
Employee turnover
time
Stage 1
Stage 2
Stage 3

In stage 1, an undeveloped market, wage levels are often lower than half the average level for industrial workers. In addition, employee turnover can be as high as 100 percent. A developed market, stage 3, has stable wage levels and low employee turnover.

MARKET GROWTH


growth
Real
growth
time
Stage 1
Stage 2
Stage 3
Share of wage- and price driven growth
Sales growth

In the first stage, growth is low, as are margins. When wage levels are adjusted upward, growth rises, primarily based on wage and price increases. In stage 3, when wage levels stabilize, real growth will also rise, with higher margins as a result.

PRODUCT MIX


%
100
0
Time sharing
Specialized
security services
Electronics
Traditional
security services
time
Stage 1
Stage 2
Stage 3

In an undeveloped market, the entire volume consists of traditional security services, with low growth and margins. In a developed market, the product mix changes, with higher growth and margins as a result.

Step by Step



When Securitas grows a business or enters a new market, it does so step by step. Completing one step before taking the next one creates a strong base for the business, with a clear focus on security, profitability and growth.

Building the business in four steps

The first step in Securitas' Step-by-Step Model is to begin from the ground up by creating the right organization and structure and recruiting the right people to key positions. Clearly delegated responsibility, cost controls and reliable financial follow-ups are crucial before proceeding further.

Step two is to focus on existing operations. Each work flow is analyzed in order to raise quality and efficiency. Visits, interviews and working close to customers increase the understanding for security needs.

Step three is to refine and specialize operations and develop them in every area. Specialization creates a focus on a single service or product designed for a specific customer segment. Receptionist services and fire protection guards are examples of specialized services for large companies. City guards, residential area guards and area guards are other examples of time-sharing, where several customers share security services.

The more Securitas learns about the security needs of its various customer groups, the better it will understand how to sell, produce and follow up its products and services. During this step the emphasis is also on quality and training work as well as promoting industry-wide issues.

When the third step is completed, the focus turns to organic growth through intensified sales efforts. At the same time, work with specialization and development continues. This is also the right time for new acquisitions, when the process returns to step one again.



Securitas is listed on the Stockholm Stock Exchange.
Acquisition of Assa.
Securitas is founded in Helsingborg, Sweden.
Acquisitions in Norway, Denmark and Portugal. Operations are established in Hungary.
Employees offered to buy shares in Securitas.
New owner and management; Concentration on security.
1934
1985
1986
1987
1988
1989
1990
1991
1850 Pinkerton founded in Chicago, USA.
1982 Pinkerton acquired by American Brands (the former American Tobacco).
1988 Pinkerton acquired by California Plant Protection.
1909 William J. Burns Detective Agency founded in Chicago, USA.
1982 Borg-Warner acquires Burns International Services.
1978 Borg-Warner acquires Baker Industries.

Model generates good results
The Step-by-Step Model has proven successful in both small and large countries, in mature as well as in developing markets. With the model as a foundation, Securitas began its European expansion in the late 80's through acquisitions in Norway, Denmark and Portugal. By applying the Step-by-Step Model in each country, less profitable companies were turned into good examples.

The international expansion continued during the 90's with acquisitions in Hungary, France, Germany, Finland, Switzerland, Austria, Germany, Great Britain, Poland, Estonia, Belgium and the Netherlands, making Securitas the market leader in Europe.

Bolstered by the experience gained by applying the model in various European markets, in combination with greater skills with the various tools, Securitas was ready to establish operations in North America in 1999. It did so by acquiring Pinkerton, the second largest security company in the U.S. After the acquisition of several regional companies in the U.S. as well as the venerable Burns International in 2000, Securitas also became the market leader in the U.S. By taking the steps in the right order and, among other things, creating a foundation consisting of a flat organization with 600 branch managers with full responsibility for their operations, the process can now continue toward increased growth and profitability in the U.S. as well.

Business area development
To build on its expertise and improve various aspects of the security services it provides, Securitas in 2000 created an organization based around its five business areas. Given the right conditions and a clear focus, opportunities can be created for speed, innovation and profitability within each business area.

Development work is constantly under way, and the Step-by-Step Model is a valuable tool to structure this work and achieve the goals that have been set.


1992
Acquisitions in France, Switzerland, Spain, Austria and Germany.
1993
Acquisition in Finland.
1994
Distribution of Assa Abloy to the shareholders.
Convertible to employees.
1995
1996
Acquisitions in Great Britain, Germany, Poland and Estonia.
1997
Securitas Direct established as an international division.
Further acquisitions in France and Sweden.
1998
Further acquisitions in France and Germany.
Convertible to employees.
1999
Securitas acquires Pinkerton in the U.S. Acquisition in Belgium.
Securitas acquires First Security, American Protective Services, Doyle Protective Service, Smith Security and APG Security.
2000
Acquisitions in the Netherlands and Belgium.
Securitas acquires Burns in the U.S.
2001
Securitas acquires Loomis Fargo & Co. in the U.S.
Securitas acquires Clemessy ACS in France.
2002
Securitas Direct is combined with Belgacom S.A. in Benelux and France.
Securitas acquires VNV Beveiliging BV in the Netherlands.
1999
Borg-Warner changes its name to Burns International Services.

People Make the Difference



Building a successful business requires motivated, committed employees at every level. For this reason, Securitas tries to create a working environment that utilizes employees' competence and qualities in the best way possible.

Four key concepts

Securitas uses four key concepts to describe the qualities that unite its employees and the way they work.

Understanding—Understanding customers and their needs is fundamental to Securitas' success. Securitas' employees gain understanding by working directly with customers and being involved in day-to-day operations. This closeness also makes it easier to adapt to changes in the customer's situation and risks.

Commitment—Commitment comes from within and is stimulated when conditions are right. Securitas tries to stimulate commitment through a working environment where free thinking and action are appreciated and where colleagues provide support and advice.

Simplicity—An important part of Securitas' philosophy is to make workflows and the organization as simple as possible. This makes them clear and easy to follow. Simplicity also creates quality. Instructions should be easy to read and understand, alarm systems should be easy to install, and managers should be within easy reach of customers. When a task is completed in the simplest way possible, it will be done faster and smoother and produce better results.

Setting a good example—Securitas' leadership theory is based on managers setting a good example for their employees. By acting responsibly, employees show their colleagues how they, too, should act. Help in handling difficult situations is received in the same way, by seeing how similar problems have been resolved elsewhere within the company. In a similar way, Securitas tries to set a good example for the industry.

Good training

Securitas ensures that employees receive good training and that wages are equitable. Through its market leadership, Securitas has helped to drive the industry in terms of wages and training standards. As training levels rise, the quality of services improves and the commitment and competence of employees increases.

The basis for a strong guard corps is good basic training. The scope of this training varies today depending on a specific country's legislation, but in general Securitas advocates more comprehensive training than required by law.

Securitas has, among other things, initiated industry-wide programs that have increased both the quality and scope of guard training.

Specialized training

In addition to basic guard training, Securitas offers an extensive range of specialized training to meet customers' growing demand for specific services. For example, this includes specialized training for receptionists and fire protection guards.

Employees in airport security have a special Airport Security Training Centre in Brussels where guards and managers from around Europe receive various types of specialized training.

The demands on employees in airport security are high. They not only have to be skilled in security, but also have to work closely to passengers in a multilingual and multinational environment with high demands on service. Other specialized training is given to operators at alarm monitoring stations, where very high demands are placed on perceptiveness, multi-tasking and language skills, among other things. Guards at high security monitoring stations, which are specialized for the banking sector, have to pass not only the basic requirements to be hired, but



also extensive tests on perception, multi-tasking, logical thinking and the ability to understand instructions.

Training for newly hired operators generally lasts six months and includes traditional alarm response, customer registration routines, specific training for the banking segment, technical training for all installed alarm systems, analysis criteria and assessment methodologies.

Increased demand for trained staff

Demand for qualified security personnel, particularly well-trained personnel, is rising, most notably in the U.S. The clearest increase is for so-called high-risk objects such as high-rise buildings, major events, oil refineries and nuclear power plants, where customers place new and increased demands on guards. For example, greater emphasis is being placed on evacuations in emergency situations and the identification of suspicious packages. This has led to an increase in training for security personnel. The length and content of the training varies, however, depending each customer's needs. Some training is offered at branch offices, while other programs are held at the specific customer's facilities.

Guards who work at nuclear power plants in the U.S. are subject to very strict background checks, extensive training and stringent qualification requirements, all of which are regulated at the federal level. Basic training lasts two to three months, depending on the individual training program required for each power plant, and includes lectures, methodological analysis and on-site training. Because of the greater competence that is needed, standards and wages for guards can be raised, which in turn makes it easier to recruit qualified personnel.

Leadership training at various levels

In addition to guard training, Securitas provides leadership training at various levels nationally and internationally. Securitas' group leader training is the first step in which basic skills are taught on what it means to be a leader and following up one's operations. At the national level, leadership training is also provided for branch managers and area managers to help them better understand the Securitas Model and their own businesses. The majority of managers are former guards, group leaders or administrators who have received additional training internally.

To ensure access to leaders at a high level, international executive training is offered each year to managers from different countries and in every division. In 2001, 25 employees from eleven countries took part. The training is an invaluable tool in the efforts to develop operations and identify best practices, and is strongly reality-based through the use of study visits and project work in realistic situations. Both Group and divisional management participate actively, helping to ensure the dynamic development of the organization and its operations.

Factors such as employee density, the nature of Securitas' services and the dynamic environment employees work in make it crucial to recruit the right people at all levels and give them the right training and opportunities to develop within the company. It is also important to create opportunities for motivation in day-to-day work. Clearly delegated responsibility, performance-based compensation and access to employee convertibles are examples of motivational tools that Securitas offers its employees.

The Securitas Model in Practice



The development of Cash Handling Services from simple money transports to responsibility for the entire monetary flow, the success of Mobile Services in Paris and the development of combined services in the U.S. are clear examples of how the Securitas Model works in practice.



CASH HANDLING

A clear focus increases not only the opportunities for a better understanding of the details of a security service. It also leads to the development of new services and greater professionalism. Cash Handling is a good example of this. In this case, a clear focus has led to a shift in emphasis from simple money transports to full responsibility for the entire monetary flow.

It was not long ago that cash in transit was considered just a part of ordinary security services. Back then, the services were organized and produced by the same staff.

Kenneth Högman, President of Securitas Värde AB in Sweden, explains: "It began with guards escorting retail employees to the bank with their day's receipts. Over time, we began to take over all money transports. As volumes rose, we were able to invest in specially designed vehicles and security briefcases. "This was all done in close cooperation with customers. Banks continued for quite a while to keep their own armored vehicles, but eventually they realized the benefits of outsourcing cash handling so that they could concentrate on their core business."

Higher volumes resulted in a separate unit

Higher volumes and revenue from banks and retailers made Securitas' cash handling operations so large that it became time to spin them off as a separate unit in the mid-90's, with its own management and organization for recruitment, training, security and, not least of all, financial follow-ups.

Since then, the unit has increased its volume by between 15 and 25 percent a year, at the same time that its services have developed and become more highly qualified.

"When we intensified our focus on the needs of banks and retailers, we were able to begin to develop even better concepts for each customer group. The emphasis was shifted from individual services to functional thinking," says Kenneth Högman. "As a result, customers were more satisfied and our volume and profit rose substantially."

In most countries where Securitas provides cash handling, the pattern has been much the same. The divisionalization and exchange of experience between countries is speeding up this trend, since the services are of a nature that they can be more easily applied across borders than guarding.

Joint venture in Great Britain

In Great Britain, its largest cash handling country, Securitas has taken specialization a step further by dividing up operations by business area: Transport, ABS (Automatic Banking Services) and Cash Management.



Thanks to Securitas Cash Management, Securitas has become the leader in the British market for cash in transit services.

This development is a natural progression following the establishment of Securitas Cash Management Ltd., a joint venture with HSBC and Barclays Bank that has made Securitas the leader in the British cash management market. Through this company, Securitas is responsible not only for transports and counting, but the entire monetary flow. It ensures that the banks receive the right amount of money from the Bank of England and optimizes the flow of money.

Frank Williams, President of Securitas Cash Management Ltd. in Great Britain, sees it as a partnership: "The banks place high demands on quality and efficiency, because of which we have to be extremely professional. This is more than just outsourcing. It is a partnership between the banks and us. We have to understand each other."

Customized pricing

Development is continuing within each business flow, and by focusing, Securitas constantly improves its understanding of the details of the value chain. This makes it easier to adapt sales, production and follow-ups to customers' specific needs and increase precision in deliveries and pricing.

In Spain, for example, this has led to a new pricing system whereby customers can pick and choose cash handling services from a "menu."

"For us, it is a matter of getting paid for all the work we do," says Georges Lopez, President of Cash Handling Services Spain.

Customers now pay a set price for each part of the service. For example, the price varies depending on whether banknotes are folded and sorted or if a transport requires numerous containers.

"Customers have more freedom of choice when they are able to impact the services and what they cost," adds Georges Lopez. "We are always trying to save money for customers by adjusting our costs. In this way, we create a cooperation that benefits everyone."



After a review of its assignments and contracts, Mobile Services in Paris was able to increase efficiency, which has resulted in significantly higher volumes.

MOBILE SERVICES IN PARIS—FOCUS LEADS TO SUCCESS

In Paris, Mobile Services—Securitas' alarm monitoring and call-out operations—has developed well over the years. Work began in accordance with the Securitas Model in 1996, but it was not until 1998 that a foundation was laid for concrete, efficient development efforts. That was when the French security company Proteg was acquired.

The Proteg acquisition created the critical business volume needed to bring service development up to speed. Volume is also a critical factor to play a meaningful role in industry-wide issues—what the Securitas Model means by taking responsibility for the security industry's development.

Successful change

In 1998, Mobile Services had one office and three alarm monitoring stations in Paris. Sales amounted to approximately MEUR 3.8 and the operating margin was negative. In addition to poor profitability, Mobile Services' operations were relatively small in size and scattered in approach.

Specialization and focus were the keys to the changes that followed. After a review of assignments and contracts, work with the customer portfolio was made more efficient. Unprofitable assignments were terminated and industry-based marketing introduced.



A major aim for Securitas in the U.S. is to change the thinking of customers and get them to accept turnkey security solutions from a single supplier, rather than individual services.

A new organization was established to better respond to customers and market needs. Through a new training program, guards have developed the competence they need for the services they provide. Securitas has raised wages to increase the attractiveness and status of these services, which eventually will also benefit quality at Mobile Services.

Concentrated sales

Sales were concentrated on select industry segments, such as manufacturing, offices, homes and jewelry stores. Special sales representatives were appointed for each segment, and by concentrating were they were able to cultivate each segment in a more systematic manner.

A completely new type of service was launched to assist people stuck in elevators in the Paris area. The cooperation with Securitas' other alarm operations in Paris has been developed as well. A common strategy is now in place to raise quality in the long term and thereby increase prices for the services provided.

These major changes have produced results. During the past three years, volume has risen significantly. Mobile Services today has three of its own offices and 15 alarm monitoring stations in Paris. There are now 200 guards and 70 vehicles serving the company's customers. Sales in 2001 amounted to MEUR 9.6, with an operating margin of 8 percent.

COMBINED CONTRACTS PRESENT NEW OPPORTUNITIES

Understanding a customer's needs is essential in order to deliver good security solutions. And to understand their needs, you have to work closely with customers. This can only be done in a flat organization. Security Services and Security Systems in the U.S. have been following this principle for the last year, and it has not taken long to see an impact. The first combined contracts were signed at the beginning of the year.

In a combined contract, the customer buys a security solution consisting of monitoring services and alarm systems from the same supplier. Traditionally, U.S. companies have often hired one supplier for personnel-based services, which are purchased by the hour, and another for alarm systems.

Total solutions

Getting customers to accept total security solutions from a single supplier, rather than individual services, is an important aim of Securitas in the U.S. To do so requires the right organization and the right know-how.

In 2001, major changes were implemented at both Security Services and Security Systems, which have led to a more decentralized organization in which local branch managers have a clear responsibility for all aspects of their deliveries to customers. This has created a good foundation for value-added work.


WARNING
PROTECTED BY
PINKERTON
SECURITY

"A decentralized organization automatically strengthens the relationship with customers," says Marty Guay, Regional President of Security Systems in Boston. "A salesman or branch manager in Security Systems has to understand the customer's needs and the value chain in order to come up with the right overall technical solution that can be combined with personnel-based monitoring. The teamwork between the local monitoring manager and local alarm manager is extremely important if we are to be successful."

Teamwork is important

The relationship with the customer and teamwork between local Securitas managers were decisive factors when the first true combined contract was signed with a multinational high-technology company in Boston. Securitas had been providing the customer with personnel-based services for over ten years, and during that time electronic security systems had been added and installed by a number of different suppliers as the company grew. The result was a combination of poorly maintained electronic components, outdated technology and insufficient communication between the various systems, along with guards who lacked responsibility and were not developing in their roles.

Because the local monitoring manager and alarm manager together performed a thorough risk analysis and evaluation of the customer's security requirements, they were able to propose a complete security solution for the customer's head office, consisting of six buildings, and four separate facilities.

The result was a gradual transition from dependence on personnel-based guard services to a solution that also comprises an ultramodern access control system and CCTV monitored from a central control room. The number of guards was reduced and the control room was manned by well-trained security personnel, providing a solution that was better and more cost-effective. A local branch manager stationed on the customer's premises assumed responsibility for the entire security program.

One supplier and a fixed monthly cost

The fact that the electronic security equipment is owned by Securitas and leased for a five-year period means that the customer does not have to make any costly investments or worry about maintaining and servicing the equipment.

Kenneth Jenkins, Regional President for monitoring in Boston, has been working together with Marty Guay to introduce combined solutions.

"In addition to a higher level of security, the customer benefits from the convenience of having only one security supplier and a fixed monthly cost," he says. "And because there is a local contact working closely with the customer, we can continue to develop and improve security on a continuous basis."


TAKE
THE
TIME



Security Services USA

The overall operating structure for Security Services USA is in place. 2001 was a year of integration in order to build a platform for the future. This was achieved through the development and refinement of operations following a number of acquisitions in 1999 and 2000.

The Security Services USA division has around 125,000 employees and is divided into ten geographical regions along with four specialized business areas. The geographical regions have been divided into more than 100 areas with over 600 branch offices. The structure is flat and resources are concentrated close to customers.

The four specialized business areas are: Nuclear, Consulting & Investigations, Government and Aviation.

Common vision and values

The division is active in the U.S. under the names Burns, Pinkerton and Securitas. During the year, integration work continued and the business took a significant step forward by creating a common vision for the development of security services in the U.S. In addition, a common set of business values has been created, and the division is now in the process of being brought together under the Securitas brand.

'Living wage' strategy

As market leader, it is important to offer competitive wages to all employees. A "living wage" is defined as an income level at which families have the financial resources to cover their basic needs without requiring government or private assistance. Historically, the security industry has not succeeded in meeting this demand.

There are many benefits to improving the wage and benefit structure. Paying higher wages attracts more experienced and well-trained personnel. When this is combined with investments in training, employees stay longer with the company and develop competence and experience that leads to a higher service level and greater customer benefit.

Securitas' overall strategy is to raise wages to a level that meets or exceeds a living wage as demand for high-quality security services increases. The terrorist attacks in the U.S. on September 11 raised

Security Services USA has strengthened its emphasis on, and expanded its program for, nationwide customers through a greater focus on vertical markets. One of the target groups for growth is petrochemical companies.


PINKERTON

The trend in the U.S. security services market is toward higher-quality security products and services for security-conscious customers.

awareness about security and safety. This has led to higher demand for security services and a volume increase of between 5 and 10 percent, which has compensated for the economic slowdown.

Opportunities for growth

Security Services USA has strengthened its emphasis on, and expanded the range of services for, nationwide customers by putting greater focus on vertical markets. Target groups for growth include finance companies, high-tech industries, petrochemical companies, manufacturers, the pharmaceutical industry, high-rise buildings with commercial tenants, logistics companies, the healthcare sector and educational institutes. Each group is offered security solutions tailored to their needs and risk assessments. The continued development of concepts based on security competence and experience leads to enhanced services with the goal of further penetration in defined customer segments. Industry-specific partnerships are planned in the future in order to increase value-added for customers, while at the same time assuring Securitas of reasonable margins.

Another growth opportunity for Security Services USA is in further developing time-sharing services such as beat patrols, alarm call-out, area or city patrolling, and standardized alarm-to-concept functions. Time-sharing services are a valuable offering designed primarily for small and mid-size companies as well as retailers. Customers share services and in that way receive a cost-effective solution adapted to their security requirements.

September 11

The events of September 11 have created a major debate in the U.S. on the airport security industry. On November 19, 2001, President Bush signed legislation that federalizes airport screening. The transition peri-



od is one year. After 2005, private security companies can again be used for passenger screening.

As a result, Globe Aviation Services will gradually transfer its entire airport screening operations to federal authorities in 2002. Of Globe's sales of around MUSD 65,000, approximately MUSD 50,000 will be affected by this legislation. In 2001, Globe reported a break-even result. The gradual phase-out of screening operations is not expected to adversely affect profitability for Security Services USA.

Securitas still sees potential in airport security. It will therefore remain active and keep a high profile in this market and stay prepared when the details of the new legislation are presented and new opportunities arise.

Market trends

The trend in the U.S. security services market is toward higher-quality products and services for security-conscious customers that demand long-term value-added.

More customers are expected to seek out turnkey solutions, i.e., a single security supplier that can offer a wide range of services, such as guarding, alarm installations, call-out and beat patrols. Due to increased security regulations and higher industry standards, suppliers will be able to offer higher wages, better benefits and increased training, which in turn will lead to lower employee turnover and create added value for customers.

Consulting & Investigations

Pinkerton Consulting & Investigations, which is part of the Security Services USA division, focuses on security consulting, business risk mitigation, information protection and global investigations. The division consists of three operating units—Consulting & Investigations, Business Risks International and Pinkerton Services Group—with 18 offices in the U.S. and 24 internationally. Services include security consulting, fraud investigations, executive protection and litigation support.

Trends in the market

Demand for consulting and investigations is high. Since September 11, customers have changed their priorities, however, and are now demanding more risk assessments, threat analyses, response planning, personal protection and crisis management training.


SECURITAS

The market for Security Services USA

Market: The market* for security services in the U.S. is worth approximately MSEK 215,000 and is growing at an annual rate of at least 5 percent. This figure includes the market for consulting and investigations, which is worth approximately MSEK 84,000.

Largest markets: Security Services USA is concentrated in large population centers in the western, central, northeastern and southeastern United States.

Competitors: Wackenhut, Allied, Guardsmark, Securicor, Initial, Outsource Partners (USSA) and TransNational Security Group.

Securitas' market share: Securitas has a market share of 19 percent of the U.S. market for security services. This figure does not include the market for consulting and investigations.

* Excluding non-outsourced business.

Sales and market shares

Region	Sales MSEK	Sales Local currency	Market share, %
North Central	2,731	261	
East Central	2,379	228	
South Central	2,814	269	
Mid Atlantic	1,950	187	
New England	1,740	166	
New York/New Jersey	2,348	225	
South East	2,155	206	
Rocky Mountains	2,577	247	
Northern California	2,595	249	
Southern California/Hawaii	2,622	251	
Other	4,011	388	
Total	**27,922**	**2,677**	**19**

Facts about Security Services USA

MSEK	2000	2001	Five-year vision 2005
Sales	16,976	27,922	
Organic growth	*4%*	*3%*	*5%*
Operating income before amortization of goodwill	926	1,577	
Operating margin	*5.5%*	*5.6%*	*8%*
Operating capital employed as % of sales	*10%*	*9%[1]*	*10%*
Total capital employed	12,239	10,251	
Return on total capital employed	*8%*	*15%*	*>20%*
Number of employees	117,000	125,000	

[1] Not including securitization MSEK 2,381.




SECURITAS

Security Services Europe

A year has passed since the new divisional structure was introduced in Security Services Europe. The objective of the restructuring has been to further increase the focus on specialization and refinement in order to continue to strengthen growth.

Growth and profitability improvements were quickly achieved following the restructuring. From the standpoint of security services, the divisionalization has definitively been a success.

Development and refinement

The strategy in the Security Services Division is based on the development and refinement of stationary security, time-sharing and combined services. To meet the market's demand for competitive prices, it is essential to continuously enhance service concepts. This is done by adding content to the services already being delivered, so that customers can reduce the services they have to provide themselves or purchase elsewhere. The next step is to combine stationary security and time-sharing services to reduce costs. The last step is to utilize technical solutions to further improve service efficiency.

The key to its positive development is that Securitas can attract and retain competent, skilled employees at all levels and reduce employee turnover. Securitas therefore strives to offer competitive working conditions, which means higher wages for employees in most countries.

Spreading knowledge and know-how

European countries are at different stages of the development process in Security Services. The Nordic region serves as the base for development, and the division's strategy is to apply its best practices to countries that have not progressed as far in their development. At the same time, the demand for further development is increasing in countries that have come the furthest.

Spain has noted very good development with regard to time-sharing services, because of which a training center is being established in Madrid specifically for these services. Planning was conducted during the second half of 2001 and the initial training session will be held during the first quarter of 2002.

The division has its origins in Sweden, where a high level of competence has been established in Security Services over time, with very good financial results. Sweden therefore serves as a training base for stationary guarding and combined services. The first training in these services will be offered during the second quarter of 2002.

By focusing on time-sharing services, the demand for combined services with alarms has risen

To meet the market's demand for competitive prices, Securitas has enhanced its service concept by adding content to the services it provides. This allows customers to reduce other costs.


VIGILANTE
DE
SEGURIDAD

to the forefront. This has led to the development of competent and effective solutions for small and mid-size customers. The trend has not been as positive for combined services for large customers, i.e. solutions comprising stationary guarding and more advanced technical products. Security Systems and Security Services have therefore jointly established a project in the Nordic region to focus more on developing combined service concepts for large customers—the upper end of Securitas' Market Matrix.

Nordic region—Steady growth

Steady organic growth is expected to continue in the Nordic region. Operations will also be improved through efficiency improvements and increased focus on refinement and development. In concrete terms, further specialization has taken place in parts of the Norwegian operations, where large and small customers have been organized into separate units. The project is in the starting phase, but the results thus far have been very positive, with visibly stronger organic growth in these units. By continuing in this direction, this model will serve as the foundation for the rest of the Norwegian organization, as well as the rest of the division. The strategy to boost volumes in Denmark has been successful, and there is now a stable platform in every country in the region.

The major countries—Stronger customer base

After a period of restructuring and internal focus in this region, which comprises France, Germany, Great Britain and Spain, Securitas is now planning stronger, more outward-reaching activities, with expectations of solid organic growth. Substantial wage and price increases have been implemented in several of the countries, which in turn has led to extensive changes and a stronger customer base.

In Great Britain and Ireland, the merger of two evenly sized organizations has been completed. Spain has reported very good development, which is expected to continue. Taken together, these factors should lead to positive development in the region in 2002.

**Rest of Western Europe—
Positive organic growth**

The rest of Western Europe noted significant organic growth in 2001. Austria is showing a strong improvement. Belgium has developed well and is contributing positively to the division's results. Organic growth will have a positive effect on earnings in the region, and good development is expected again in 2002.

**Eastern Europe, Canada, Mexico and
Argentina—Good profitability**

In Eastern Europe, organic growth has varied from country to country, and total growth has been lower than expected. Poland, the Security Services division's largest country of operation and the largest market in the Eastern Europe region, has developed very positively. Organic growth in Poland has been strong and the income trend very positive. Organic growth in the region will vary again next year, but as a whole is expected to be good. Moreover, margins



are expected to improve in all the countries.
In Canada, Mexico and Argentina, Securitas is well on its way to introducing its operational and leadership philosophy. Although organic growth has been limited, the income trend had been good. A similar trend is expected next year.

The industry—Further consolidation is leading to higher quality

Consolidation is continuing in the security services industry and the trend shows clearly that the industry is developing in a professional manner, with defined norms, higher wages and more specialized services. In several countries, especially in large cities, maintaining a stable workforce and recruiting new employees are a priority.

The high demand for labor has forced the security services industry in many countries to significantly raise guard wages. At the same time, it has put pressure on the industry as a whole to raise the quality of its services.

The future—Higher demand

Demand for security services is steadily rising. Outsourcing is continuing in many markets. The change in risks after September 11, 2001 has to some extent changed the view of the security industry.

Customers now see security as more of an investment for the future than an expense. The long-term effect of the terrorist attacks is still uncertain, but there has clearly been an increase from a short-term perspective.

The market for Security Services Europe

Market: The market* for security services in Europe is worth MSEK 131,000 and is growing by 6–8 percent annually.

Largest markets: Great Britain, Germany and France.

Competitors: Group 4 Falck and GMIC (Rentokil), Prosegur and Securicor.

Securitas' market share: Securitas has a market share of 15 percent of the total European market for security services, with a share in the Nordic region of about 50 percent.

* Excluding non-outsourced business.

Sales and market shares

	Sales		
Country	MSEK	Local currency	Market share, %
Sweden	2,242	2,242	>50
Norway	1,080	933	>50
Denmark	216	173	35
Finland	698	446	>50
Germany	3,598	757	15
France	4,231	2,986	32
Great Britain	1,079	72	5
Spain	2,147	38,423	21
Switzerland	427	69	16
Austria	143	212	10
Portugal	886	19,119	31
Belgium	1,252	5,432	41
The Netherlands[1]	1,797	429	28
Hungary	56	1,555	9
Poland	219	86	4
Estonia	56	95	23
Czech Republic	78	283	7
Canada[1]	1,107	165	11
Mexico	246	220	7
Argentina	121	12	2
Total[1]	**21,679**		

[1] Estimated annualized rate.

Facts about Security Services Europe

MSEK	2000	2001	Five-year vision 2005
Sales	16,059	19,745	
Organic growth	*4%*	*7%*	*7%*
Operating income before amortization of goodwill	1,098	1,333	
Operating margin	*6.8%*	*6.8%*	*9%*
Operating capital employed as % of sales	*9%*	*10%*	*10%*
Total capital employed	5,808	6,101	
Return on total capital employed	*19%*	*22%*	*>20%*
Number of employees	78,000	83,000	





In Finland, where the emphasis is on large systems, sales are continuing to develop well. Securitas dominates the market and has been successful at combined solutions together with Security Services.

The Norwegian alarm operations are placing greater focus on large systems, at the same time that it has turned its sights to the intermediate segment through the launch of the Response alarm concept.

Greater efforts are being made in Denmark as well with regard to large customers. The organization has been adapted for this purpose, which has also led to higher growth.

France—New acquisition

French operations continued to grow in 2001, at the same time that profitability improved significantly. This is largely a result of a clearer separation between installation and service.

The organization has undergone a number of major changes. For example, it was flattened in accordance with the Securitas Model. Moreover, Clemessy ACS, which was acquired in October 2001, is being incorporated. Clemessy has mainly been active in southern and southeastern France. The aim of the acquisition was primarily to gain access to the company's service portfolio, which has accounted for 40 percent of its sales.

Spain and Portugal—Focus on bank customers

The Portuguese and Spanish operations are both strong in the intermediate segment. In Spain, more attention is being given to bank customers, as well as to large alarm systems. Growth has remained high in both Spain and Portugal, with a positive profit trend.

SECURITY SYSTEMS USA

Installation and service of access control systems and CCTV are the main operations for Security Systems in the U.S. The organization has considerable competence in integrated systems.

Negative volume trend

Many companies reduced their capital spending in 2001 and postponed investments in security systems. Historically, a significant share of income for Security Systems USA has been generated from the technology sector, which was the sector most adversely affected by the country's weak economy in 2001.

In the short term, volume has also been affected by the shift in focus to strong local market penetration at each branch office and reduced dependence on large nationwide customers. This change will establish a more stable and predictable business.



In Finland, where the emphasis is on large systems, sales are continuing to develop well. Securitas dominates the market and has been successful at combined solutions together with Security Services.

The Norwegian alarm operations are placing greater focus on large systems, at the same time that it has turned its sights to the intermediate segment through the launch of the Response alarm concept.

Greater efforts are being made in Denmark as well with regard to large customers. The organization has been adapted for this purpose, which has also led to higher growth.

France—New acquisition

French operations continued to grow in 2001, at the same time that profitability improved significantly. This is largely a result of a clearer separation between installation and service.

The organization has undergone a number of major changes. For example, it was flattened in accordance with the Securitas Model. Moreover, Clemessy ACS, which was acquired in October 2001, is being incorporated. Clemessy has mainly been active in southern and southeastern France. The aim of the acquisition was primarily to gain access to the company's service portfolio, which has accounted for 40 percent of its sales.

Spain and Portugal—Focus on bank customers

The Portuguese and Spanish operations are both strong in the intermediate segment. In Spain, more attention is being given to bank customers, as well as to large alarm systems. Growth has remained high in both Spain and Portugal, with a positive profit trend.

SECURITY SYSTEMS USA

Installation and service of access control systems and CCTV are the main operations for Security Systems in the U.S. The organization has considerable competence in integrated systems.

Negative volume trend

Many companies reduced their capital spending in 2001 and postponed investments in security systems. Historically, a significant share of income for Security Systems USA has been generated from the technology sector, which was the sector most adversely affected by the country's weak economy in 2001.

In the short term, volume has also been affected by the shift in focus to strong local market penetration at each branch office and reduced dependence on large nationwide customers. This change will establish a more stable and predictable business.


SECURITAS

Due to the restructuring, indirect costs have been reduced by over 35 percent and the gross margin has been improved. This has partly compensated for the lower volume, though not enough to reach break-even in 2001.

Focus on sales

Major investments were made in 2001 in recruitment and training to strengthen the sales organization. A large share of the sales corps has been with the company for less than one year.

The goal is to build a nationwide network of branch offices with strong local market penetration, high delivery quality and a clear focus on long-term relationships based on customer service and support. In this way, the organization can better meet the demands of large nationwide customers, who will continue to constitute an important part of the customer mix.

The cooperation between Security Systems and Security Services will be further expanded to offer customers concept solutions that include both guarding and technology.

The market for Security Systems USA and Europe

Market: The market* for security systems in the U.S. and Europe is worth MSEK 218,000, of which the U.S. and Europe account for MSEK 109,000 each. The annual growth rate in the alarm systems market is 9 percent.

Largest markets: U.S., followed by Great Britain and Germany.

Competitors: U.S.: Tyco/ADT, Security Link and Best Access. Europe: Siemens/Cerberus, Gunnebo, Group 4 Falck, Esmi, Tyco/ADT and Chubb.

Securitas' market share: Securitas has a market share of 3 percent in Europe and 1 percent in the U.S. In the Nordic Region, Securitas has a market share of 26 percent.

* Excluding non-outsourced business.

Sales and market shares

	Sales		
Country	**MSEK**	*Local currency*	**Market share, %**
USA	571	55	1
Sweden	1,019	1,019	26
Norway	365	315	35
Denmark	151	121	18
Finland	351	224	25
France[1]	594	418	4
Spain	328	5,872	9
Portugal	167	3,593	21
Total	**3,546**		

[1] Estimated annualized rate.

Facts about Security Systems USA and Europe

MSEK	2000	2001	Five-year vision 2005
Sales	3,102	3,388	
Organic growth	*5%*	*1%*	*9%*
Operating income before amortization of goodwill	151	218	
Operating margin	*4.9%*	*6.4%*	*12%*
Operating capital employed as % of sales	*23%*	*24%*	*22%*
Total capital employed	1,280	1,496	
Return on total capital employed	*12%*	*15%*	*>20%*
Number of employees	3,000	3,400	


aroundio

Direct Europe

Direct Europe offers customized security solutions for homes and small businesses. Based on the customer's needs, Direct Europe builds complete alarm-to-response concepts that include services such as a customer service center, guard call-out and technical service. The Direct Europe division is currently established in ten countries.

Direct Europe offers a high-quality alarm response chain. The key components in this chain are specialized customer service centers and local networks for service and alarm response. Through long-term partnerships with local installers and security firms, services can be offered nationwide in each market.

Direct's business model opens the door to new markets and partnerships

With customer benefit as its starting point, Direct Europe develops concepts and partnerships based on quality assurance through common interests, whereby compensation systems and objectives are shared by all parties concerned. The idea is to have all parts of the value chain work together and be rewarded based on stipulated quality measures in order to achieve the best possible service.

As consumers and businesses raise their demands for function and quality at a lower price, there is a growing need for alarm monitoring firms, local alarm installers and security companies to work together with various target groups. This makes it possible to broaden target groups and enter new geographical markets. Broader target groups also raise the complexity of the services delivered, although Direct Europe satisfies this need through greater specialization.

Three channels to the market

Direct Europe works with three partnership channels to the market:

- Concept installers work with standardized security concepts, which are designed mainly for businesses that demand professional installation and meet various requirements (often from insurance companies' interest groups).
- Area specialists mainly work with residential customers, who demand simplicity and speed in terms of local installations and service.
- Partner installers offer Securitas' menu of monitoring, customer service and response services in combination with their own alarm installations for homes and businesses.

The choice of business concept and partnership channel is adapted to each local market's history and conditions, with an emphasis on long-term loyalty, perseverance and competitiveness.

Nordic region—Competence center for developing concept partners

In the Nordic region, common products, concepts and methods have been adapted for distribution via concept partners and sales via field representatives. Securitas Services' strong position has made it possible to offer complete alarm-to-response services in every Nordic country.

Concept operations for small businesses in Denmark, Norway and Finland were transferred to, and integrated in, the Direct organization during the year. This has facilitated a clearer separation and specialization within the companies—for businesses via concept partners and for consumers via area specialists.

Sweden has progressed the furthest in its specialization, with Securitas aroundio (area specialists) and Direct Europe (concept partners). The field sales method, which utilizes a strong area presence, is borrowed from the Spanish operations, where the con-

Direct Europe works with specialized customer service centers and local networks for service and alarm responses.

cept has been very successful. In Sweden, the breakdown between home and business customers is about 75–25.

In Norway, implementation of new business systems and integration of business alarms is complete. In late 2001, a cooperation agreement was signed with the If insurance company for "If alarms." Norway is now turning its attention to the further development of its market channels. In Norway, the breakdown between home and business customers is about 85–15.



In Finland, growth has been balanced between volume and profitability. More emphasis is being placed on field sales, in particular with regard to businesses and the professional portion of the residential market.

Denmark has increased its focus on businesses and professional installations. The emphasis on field sales has increased here as well. In Denmark, the breakdown between home and business customers is about 50–50.

Benelux—Competence center for developing installation partners

As of January 2002, Alert Services is part of Direct's organization. This is the result of an acquisition and the cooperation with the Belgian telecom operator Belgacom.

Alert Services specializes in monitoring, customer service and response services, in combination with local installation partners' own alarm installations for homes and businesses. Alert Services has also developed concepts for high security and is working in this respect with its installation partners to serve chain customers, post offices and banks.

Benelux is one of the most attractive markets for small alarms in Europe. Alert Services has a well-functioning partnership model and a concept that complements Securitas' earlier business models. Growth, based on a combination of organic growth and small acquisitions, is higher than in corresponding areas within Securitas. This is the result of a combination of new products and concepts, together with strong relationships with select alarm installers. Alert Services is one of the three–four market leaders in alarm monitoring stations in Benelux, with a total of 60,000 customers.

France—Specialization and potential synergies

Since January 1, 2002, the small alarms operations in France are included in Direct Europe. This facilitates efforts to find synergies with the other Direct operations primarily with respect to service production and market channels. The goal is to specialize operations for both businesses and homes.

In many respects, the strengths of both organizations are complementary. Securitas Domen (whose name is being changed from Domen Sécurité) has over 90 percent residential customers. The company has simple, clear concepts that are delivered with high quality. Work is being concentrated on the development of area specialists according to the Nordic and Spanish model.

The previous small alarm operations have experienced a new influx primarily of business customers. A local support organization and network of installation partners ensure a steady stream of customers. Work is being concentrated on the development of clearly defined concepts, improvements in delivery quality and higher customer loyalty. New business systems will be put in place according to the Benelux model.

Work in France will focus in the long term on creating stronger sales channels in accordance with the concepts Securitas has developed in other markets.

Spain—Competence center for consumer efforts

With more than 36,000 alarms installed during the year, Spain again accounted for more than half of Direct's total installations. Development remains very positive, with high growth and good profitability.

Spain is working with a highly streamlined business model as a base, complemented by simple, clearly defined sales and distribution models. They can be quickly and easily applied in what is one of Europe's largest markets in terms of both alarms and new construction.

Residential customers account for 75 percent of the Spanish operations. In this segment, Direct works with so-called area specialists. These are personnel who, via their vehicles, are on location in a residential area to assist customers. In 2001, Spain took responsibility for establishing Direct's operations in Portugal. Operations are just getting started, but are already developing very positively. Securitas has a strong name in Portugal and security services are well developed.

The Spanish operations are continuing to develop value-added services and implementing new technology and systems platforms. At the same time, efforts are being made to increase sales and prospecting channels in the market.

The rest of Europe—Securitas streamlines and focuses

Direct's operations in Germany are part of Securitas' security services organization and are combined with existing alarm monitoring stations. Preparations are under way for a streamlining of the operations. The goal is to gradually develop an installation partner strategy similar to those in Benelux and France.

The Swiss operations remain profitable, but target a narrower market than Direct's other operations. The focus is on stable growth and profitability.

In Securitas' security services, there are a number of monitoring stations and small alarm operations that are poised for streamlining or growth. Perhaps the most interesting are the small alarm operations in Poland, which have resulted in good growth and a number of area guards with perhaps the fastest response times in Europe.

The future—With guards as a base

Today, there are more than 230,000 employees in the Securitas group, 130,000 of whom are active in the U.S. They remain the base for the further development of Securitas' various time-sharing and service concepts, such as Direct. This, combined with the partnership strategy, is the basis for Direct's development.

A local presence and quick response to alarms and service needs is the core of Direct Europe's services. Ultimately, it is a question of services where people help people.

The market is driven and developed primarily by traditional security companies. There are exceptions, however, in the form of banks and insurance companies, which have a close connection to their core business. Still, most of them cooperate with established security companies. Securitas sees it as positive that more players are helping to develop the market.

Direct has tried to develop value chains for new customer categories and market channels in order to increase its volumes. There are currently a number of successful concepts available that Securitas is trying to streamline and introduce when market conditions are right.

Establishing Direct in the U.S. is a long-term objective. Monitoring this market is simplified by the presence of Securitas' other operations. There are still major opportunities in European markets, where it is mainly a question of Securitas' ability to handle changes in its own structure and keep operations focused while meeting requirements for growth and profitability.

The market for Direct Europe

Market: The European market* for small alarm systems is worth MSEK 22,000, one third of which is residential alarms. The annual growth rate is estimated at 20 percent. Small alarm systems are the fastest growing area for Securitas. During the past year alone, Securitas has installed 71,000 alarm systems in homes and small businesses. In total, Direct Europe now has more than 253,000 connected alarms.

Largest markets: France, followed by Great Britain and Spain. The U.S. market for residential alarms has a higher rate of market penetration and is estimated to be several times larger than the European market.

Competitors: Group 4 Falck, CIPE (ADT/Tyco), CET (ProtectionOne), Prosegur, Viterra Sicherheit as well as Crédit Mutuel and Segurmap in the banking and insurance sector.

Securitas' market share: Securitas' European market share for home and small alarm systems is about 5 percent, with an emphasis on the Nordic countries, where Securitas has a market share of 25 percent.

* Excluding non-outsourced operations.

Sales and market shares

	Sales		
Country	**MSEK**	**Local currency**	**Market share, %**
Sweden	245	245	31
Norway	191	165	32
Denmark	57	45	10
Finland	34	22	24
Germany	1	0	0
France	128	90	6
Spain	346	6,180	23
Switzerland	30	5	8
Portugal	1	11	0
Total	**1,033**		

Facts about Direct Europe

MSEK	**2000**	**2001**	**Five-year vision 2005**
Sales	762	1,018	
Organic growth	*31%*	*25%*	*30%*
Operating income before *amortization of goodwill*	91	113	
Operating margin	*11.9%*	*11.1%*	*12%*
Operating capital employed as % of sales	*28%*	*35%*	*26%*
Total capital employed	242	390	
Return on total capital employedl	*38%*	*29%*	*>20%*
Number of employees	900	1,400	

	2000	**2001**
Installations during the year	55,000	71,000
Growth rate	45%	29%
Number of connected alarms	194,000	253,000



Cash Handling Services USA and Europe

Cash Handling Services Europe continues to report good growth. An increased focus within the division has led to a further enhancement of services and more outsourcing initiatives in the banking sector. The acquisition of Loomis, Fargo & Co., one of two nationwide cash handling service providers in the U.S., was finalized in May 2001.

EUROPE—TRANSPORT, CASH MANAGEMENT AND ABS

Cash Handling Services Europe is divided into three business lines: Transport, Cash Management and Automated Banking Services (ABS). The offerings in each area are continually being refined: Transports require efficient logistics for collecting and allocating money, Cash Management requires specific management competence to efficiently process cash for banks and retailers, while ABS, which is a combination of Transports and Cash Management, places high demands on IT competence for monitoring ATM's.

Outsourcing trend

The outsourcing trend in the banking sector is continuing and is expected to grow nationally and internationally, particularly as the Euro-zone established a single currency in the beginning of 2002. Until recently, the focus was on Cash Management, i.e. cash processing and sorting, but it is now gradually being shifted to service and management of entire ATM networks.

Introduction of the euro

The introduction of the euro, which is being done in two stages beginning with the front loading of new banknotes and coins to commercial banks in 2001 and continuing with the repatriation of old currencies in 2002, is an extraordinary challenge for the organization. Investments in the vehicle fleet and in new euro-compatible counting equipment have been necessary to support this historic event.

Nordic region—Continued good growth

Steady growth in the Nordic region is continuing, and all the countries have a stable base predominantly from the banking sector, although growth is primarily in the retail segment, where new concepts introduced in the market have proven successful.

Great Britain—Covering the entire monetary flow

Great Britain, the division's largest country with a stable base in all three business lines, serves as a model for continued development in other countries.

The highlight in 2001 was the establishment of a joint venture with Barclays Bank and HSBC Bank. Securitas Cash Management Ltd (SCM), which is 75-percent owned by Securitas, manages the three partners' combined cash processing centers. The cooperation has provided a significant volume increase, making Securitas the leader in the British cash management market with a share of 40 percent.

The joint venture comprises 23 banknote counting centers and six coin counting centers around the country. In addition, SCM handles clearing for both banks vis-à-vis the Bank of England. The cooperation is the first of its kind and has paved the way for similar models in other countries. In the process, Securitas has established itself in a tradition-bound market and demonstrated alternative ways of handling cash management in an efficient, secure manner.

The outsourcing trend in the banking sector is growing. The focus is increasingly being shifted to the service and operation of entire ATM networks. The introduction of the euro has led to major growth opportunities for Securitas, including in Spain.

In ABS, i.e., replenishing and servicing cash dispensing machines, Securitas has good prospects of gaining a larger share of the value chain. The outsourcing of these services is expected to increase, and Securitas is analyzing and preparing for the new situation.



Germany—Further success in banking sector

Retail has previously been Securitas' dominant segment in Germany, but an agreement with Commerzbank and Deutsche Bank has brought it an important step closer to becoming a major supplier to banks for the entire monetary flow. The contract gives Securitas responsibility for all cash management functions as well as transports and cash processing. To accommodate this new situation, production capacity has been increased and the operations have been concentrated at new, larger hubs that offer higher efficiency.

Spain—Successful integration with Ausysegur

The merger with Ausysegur has been full implemented, and 2001 was a year of good profitability and high quality in Spain. Securitas now has a solid platform to offer customers better solutions both geographically and in terms of quality.

The focus within each area led to the introduction of a new pricing system during the year. The new system clearly identifies the cost of each aspect of a delivery, which can then be correctly priced. Customers can choose, and pay for, different services and levels as needed, depending, for example, on how often they require deliveries and how valuables are packaged.

Banks still account for the majority of cash handling services in Spain, although new retail concepts are being introduced.

Efforts to raise the level and status of the entire industry are continuing. Guard pay scales for cash handling services were increased by 25 percent during the year.

Portugal—Strong management team

Growth in Portugal has remained good. A well-functioning business with a strong management team is contributing to the continued development of services and concepts. Banks dominate the customer base, primarily for transports and cash processing services, although ABS increased strongly during the year.

During the year, new offices were opened in Lisbon specially designed for good working conditions and high security. In addition, major investments were made in new machinery for processing euro banknotes and coins.

Looking ahead

The outsourcing trend in cash handling is expected to continue in Europe in the years ahead. With strong units for Transport, Cash Management and ABS, Securitas has good opportunities to support and improve efficiency throughout the monetary flow.

Many of the solutions in Cash Handling Services can be applied relatively easily in different countries. The spread of various systems, security solutions and concepts within the division is expected to continue.

Since these operations are distinguished by high investment and risk levels, the industry has only a few, large players, which are often active across borders. Utilization of capacity across borders is also expected to increase, partly due to the introduction of the euro, but also to better take advantage of opportunities to improve overall efficiency within the division.

USA—NEW MARKET

Loomis Fargo & Co. (Loomis), which was acquired in 2001, offers transport, ATM-related and cash handling services through a network of 220 locations in the majority of U.S. states as well as Puerto Rico.

Close to customers

As one of two nationwide cash handling companies, Loomis plays a significant role in the distribution of the U.S. money supply. The company's accurate and fair pricing, ability to handle large ATM contracts and nationwide customer relationships have proven to be decisive advantages.

To meet the challenges it faces, Loomis in some cases stations sales and operations specialists at its customers' facilities to coordinate service, identify improvement opportunities and measure the company's performance.

Consolidation in banking segment

Banks account for around 60 percent of possible outsourcing revenues in Cash Handling. During the last 5–7 years, the U.S. banking industry has undergone considerable consolidation, resulting in fewer but larger national banks, all of which use different cash in transit providers in different markets.

Large banks and equipment manufacturers are now streamlining their base of cash handling transporters. The choice of suppliers has become a more centralized process in which nationwide suppliers such as Loomis have a clear competitive advantage. The potential among medium-size banks is great, particularly in cash processing.

Looking ahead

Outsourcing of cash management services is less common in the U.S. than in Europe. The majority of opportunities are in the banking segment and consist in large part of around 100,000 units within bank branches. In general, outsourcing of cash management services has excellent potential in the long term. The consolidation of the U.S. banking industry in recent years has created the need for broad geographic coverage and, to a growing extent, a large variety of services.

Loomis expects cash handling services for the retail sector to continue to grow moderately but steadily. At the same time, Securitas is evaluating several new cash processing products for this segment in the U.S. Although beginning to mature, ATM services continue to grow at a good pace.

The market for Cash Handling Services USA and Europe

Market: *The market for cash handling is worth MSEK 53,000, of* which Europe accounts for MSEK 32,000 and North America for MSEK 21,000. Annual growth is estimated at 10 percent.

Largest markets: U.S., Great Britain, France and Germany.

Competitors: *Europe: Securicor, Group 4 Falck, Prosegur.* U.S.: Brink's.

Securitas' market share: Securitas has *a market share in* Europe as a whole of about 17 percent. In the Nordic countries, Securitas has a market share of about 45 percent.

Sales and market shares

	Sales		
Country	**MSEK**	*Local currency*	**Market share, %**
USA[1]	4,427	417	20
Sweden	462	462	48
Norway	175	151	>50
Denmark	74	60	>50
Finland	132	84	33
Germany	1,213	255	33
France	237	167	4
Great Britain[1]	2,006	133	30
Spain	828	14,790	40
Switzerland	75	12	25
Austria	196	290	>50
Portugal	289	6,222	49
Hungary	60	1,649	21
Poland	62	24	7
Estonia	6	10	11
Czech Republic	12	44	8
Total	**10,254**		

[1] Estimated annualized rate.

Facts about Cash Handling Services USA and Europe

MSEK	**2000**	**2001**	**Five-year vision 2005**
Sales	3,908	8,291	
Organic growth	*14%*	*28%*	*12%*
Operating income before amortization of goodwill	294	614	
Operating margin	*7.5%*	*7.4%*	*15%*
Operating capital employed as % of sales	*41%*	*27%*	*40%*
Total capital employed	2,308	6,256	
Return on total capital employed	*13%*	*10%*	*>20%*
Number of employees	10,400	19,700	

The Securitas Share

The Securitas share has been listed on the A-list of Stockholm Stock Exchange since 1991. The market capitalization and volume of shares traded have increased sharply, and in recent years the Securitas share has been among the most heavily traded in the Stockholm market. From January 2000, the Securitas share is also included in the OMX index, which contains the 30 most actively traded issues on the exchange. Securitas' weight in the OMX index was 3.22 percent at the beginning of 2001.*

The market price of the Securitas share rose by 13.7 percent in 2001, while the composite index of Stockholm Stock Exchange declined by 16.9 percent. The lowest paid price was SEK 130.00 and highest SEK 199.00. The market capitalization at year-end was MSEK 71,855 (62,356). A total of MSEK 509.3 (285.8) Securitas shares were traded on Stockholm Stock Exchange, 78 percent more than in 2000.*

Dividend

The Board of Directors proposes a 25-percent dividend increase to SEK 1.50 (1.20) per share. This is equivalent to a yield of 0.8 percent (0.7), calculated on the price of the Series B share on December 28, 2001. Future dividends will depend on consolidated earnings, and are expected to correspond to at least one third of income after full taxes.

* Source: Stockholm Stock Exchange

DATA PER SHARE[1]

SEK/share	1997	1998	1999	2000	**2001**
Income after current taxes[2]	1.70	1.92	2.25	2.81	**3.73**
Income after full taxes method[2]	1.51	1.73	2.30	2.39	**3.27**
Dividend	0.69	0.85	1.00	1.20	**1.50**[3]
Dividend as %[4]	46%	49%	43%	50%	**46%**
Yield, %[5]	1.1%	0.7%	0.6%	0.7%	**0.8%**
Free cash flow per share	1.52	1.86	2.25	2.98	**5.35**
Share price, end of period	60.00	126.00	154.00	175.00	**199.00**
Highest share price	62.50	130.00	171.00	251.00	**199.00**
Lowest share price	43.50	54.00	111.50	149.00	**130.00**
Average share price[6]	51.96	89.95	129.48	191.85	**184.51**
P/E ratio, multiple	40	73	67	73	**61**
Beta[6]	0.41	0.44	0.48	0.81	**0.7**
Correlation coefficient[6]	0.06	0.07	0.09	0.23	**0.24**
Number of shares outstanding (000s)	292,825	325,122	356,318	356,318	**361,081**
Average number of shares outstanding, fully diluted basis (000s)	296,975	313,616	355,790	365,123	**365,123**
Number of shares outstanding, fully diluted basis (000s)	296,975	337,125	365,123	365,123	**365,123**

[1] After full conversion. Data per share adjusted for 4:1 split in 1998 and 3:1 split in 1996.
[2] Adjusted for interest and tax effects attributable to subordinated convertible debenture loan; see Note 18 (page 75).
[3] Proposed dividend.
[4] For 2001, calculated using proposed dividend.
[5] Dividend as a percentage of earnings per share calculated for 2001 after full tax.
[6] Source: Stockholm Stock Exchange.

DEFINITIONS

Yield: Dividend relative to share price at the end of each year. For 2001, the proposed dividend is used.
P/E ratio (price/earnings): The share price at the end of each year relative to earnings per share after full taxes.
Beta: A measure of risk that shows a share price's fluctuation compared to the stock market as a whole. The Beta is calculated over a 48-month period.
Correlation coefficient: Indicates the extent to which fluctuations in the Securitas share price can be explained by the performance of the stock market as a whole.
EBITA multiple: The company's market capitalization and liabilities relative to operating income before amortization of goodwill, net financial items and taxes.
Turnover rate: Turnover during the year relative to the average market capitalization during the same period.
Market capitalization: The number of shares outstanding times the market price of the share price at year-end.

EARNINGS AND FREE CASH FLOW PER SHARE
Earnings per share have increased by an average of 21 percent per year over the past fiive years


SEK
4.50
3.75
3.00
2.25
1.50
0.75
0.00
6
5
4
3
2
1
0
97
98
99
00
01
Earnings per share after full taxes
Free cash flow per share, fully diluted basis

DIVIDEND PER SHARE
The annual dividend has increased by an average of 21 percent per year over the past fiive years


SEK
1.8
1.5
1.2
0.9
0.6
0.3
0.0
97
98
99
00
01

EBITA MULTIPLE
Securitas' market capitalization increased by 15 percent in 2001. The market capitalization has increased by an average of 42 percent per year over the past fiive years


times
60
50
40
30
20
10
0
97
98
99
00
01

The share capital amounted to SEK 361,081,321 as of December 31, 2001, divided among an equal number of shares (see Note 19, page 76), each with a par value of SEK 1.00. Of these shares, 17,142,600 are Series A shares and 343,938,721 are Series B shares. Each Series A share carries ten votes and each Series B share one vote.

LARGEST OWNERS

Shareholder, December 31,2001	A shares	B shares	% of capital	% of votes
Investment AB Latour		25,350,000	7.0	5.0
Janus Funds		20,700,000	5.7	4.0
Rowe Price Fleming		16,000,000	4.4	3.1
Melker Schörling + companies	3,000,000	12,107,100	4.2	8.2
Säkl AB	14,142,600		3.9	27.4
Alecta		11,636,985	3.2	2.3
Robur		11,099,591	3.1	2.2
Akila Finance SA		10,746,463	3.0	2.1
Black Rock UK		10,000,000	2.8	1.9
Deutsche Asset Mgmt		9,872,553	2.7	1.9

Source: VPC (the Swedish Securities Register Center) and changes known to Securitas

SHAREHOLDER STRUCTURE

Shareholders with:	Number of shareholders	Number of shares	% of capital
Up to 1,000 shares	20,182	4,829,695	1.34
1,001–10,000 shares	2,979	8,471,292	2.35
10,001–50,000 shares	420	9,797,664	2.71
50,001–100,000 shares	117	8,321,076	2.31
Over 100,000 shares	260	329,661,594	91.29
Total	**23,958**	**361,081,321**	**100.00**

Source: VPC (the Swedish Securities Register Center)

As of December 31, 2001 Securitas had about 23,900 shareholders, an increase of 3.9 percent since 2001. The largest shareholder is Investment AB Latour, which together with Förvaltnings AB Wasatornet and SäkI AB hold 12.1 percent (13.2) of the capital and 33.1 percent (34.1) of the votes, and Melker Schörling and companies, who own 4.2 percent (4.6) of the capital and 8.2 percent (8.5) of the votes. Institutional investors account for 97 percent (97) of the capital. Investors outside Sweden account for 57 percent (52) of the capital.

SHARE OF OWNERSHIP OUTSIDE SWEDEN

	1996	1997	1998	1999	2000	2001
%	50	49	52	56	52	57

SHARE PRICE PERFORMANCE

The market price of the Securitas share has increased by an average of 35 percent per year over the past fiive years.


SEK
250
225
200
175
150
125
100
75
50
25
0
92 93 94 95 96 97 98 99 00 01
Source: Stockholm Stock Exchange
Securitas
Stockholm Stock Exchange General Index

VALUATION

The P/E ratio was 61 at year-end 2001.


times
80
70
60
50
40
30
20
10
0
97 98 99 00 01
Source: Securitas and SME Direkt
P/E Securitas
P/E Stockholm Stock Exchange

LIQUIDITY OF THE SECURITAS SHARE

Securitas' share turnover rate has increased to 148 percent, an increase of 68 percentage points compared with 2000.


MSEK
%
400
350
300
250
200
150
100
50
0
160
140
120
100
80
60
40
20
0
97 98 99 00 01
Source: Stockholm Stock Exchange
Average daily trading volume, MSEK
Turnover rate, %


10

Report of the Board of Directors

The Board of Directors and the President of Securitas AB (publ), corporate registration number 556302-7241, with its registered office in Stockholm, hereby submit their annual report and consolidated financial statements for the 2001 financial year.

Ownership structure

The principal shareholder in Securitas AB is Investment AB Latour, which together with Förvaltnings AB Wasatornet and SäkI AB hold 12.1 percent (13.2) of the capital and 33.1 percent (34.1) of the votes, and Melker Schörling and companies, who hold 4.2 percent (4.6) of the capital and 8.2 percent (8.5) of the votes. These shareholders are represented on the Board of Directors by Gustaf Douglas and Melker Schörling.

The Company's management

The Board of Directors decides on the Group's overall strategy, corporate acquisitions and investments in fixed assets. In addition, the Board of Directors is responsible for the Group's organization and administration in accordance with the Swedish Companies Act. The rules of procedure of the Board of Directors are documented in written instructions.

The Board of Directors has eight regular members, two employee representatives and two deputy employee representatives. The Board of Directors meets a minimum of four times annually, with at least one meeting in conjunction with a visit to, and in-depth review of, one country of operation. In 2001, the Board of Directors held five meetings.

The Auditors participate in the annual meeting of the Board of Directors in conjunction with the closing of the books; no separate audit committee has been appointed. The nominating committee to elect members of the Board of Directors and Auditors consists of the Chairman of the Board and the Vice Chairman of the Board as representatives of the principal shareholders.

The Securitas Group is organized as a group of companies owned directly or indirectly by the Swedish publicly listed parent company, Securitas AB. Group Management leads the day-to-day operations of the Group. Group Management is charged with overall responsibility for conducting the business of the Securitas Group in line with the strategy and long-term goals adopted by the Board of Directors of Securitas AB.

Group Management is comprised of ten executives: Thomas Berglund, President and Chief Executive Officer; Amund Skarholt, Deputy Chief Executive Officer and Divisional President, Security Services USA; Håkan Winberg, Executive Vice President and Chief Financial Officer; Don Walker, Executive Vice President and Country President, Security Services USA; Tore K. Nilsen, Executive Vice President and Divisional President, Security Services Europe; Björn Lohne, Divisional President, Security

Services USA successor to Mats Wahlström who left Securitas in February 2002; Juan Vallejo, Executive Vice President and Divisional President, Security Systems Europe; Dick Seger, Divisional President, Direct Europe; James B. Mattly, Divisional President, Cash Handling Services USA is a member of Group Management following the consolidation of Loomis Fargo in the Securitas group as of May 15, 2001; and Santiago Galaz, Executive Vice President and Divisional President, Cash Handling Services Europe.

The divisional presidents are responsible for ensuring that day-to-day operations in each division's countries of operation are conducted according to law and the guidelines and instructions laid down by Group Management. Reporting of the divisions' operations takes place through the divisional presidents' direct representation in Group Management.

The Board of Directors and Group Management set the framework for the operations as part of the annual budget process, while laying the foundation for a high degree of decentralization of the business. A common financial and accounting policy, Securitas Financial Policies and Guidelines, sets the framework for financial control and follow-up.

Against the background of the Group's strong growth, and with the aim of further increasing the focus on each business area within each country, a new organization was introduced on January 1, 2001. The new organization is based on the Group's five business areas, which are divided into seven divisions. The new organization will ensure that all business areas receive the level of attention required to attain the goal of achieving a world-leading position in each business area.

As of 2001, each country/region has a Country/Regional President for each business area, as opposed to previously, when all the business areas in a country were managed by one Country President. The Country/Regional President in each business area reports to a Divisional President. Each business area thereby has its own focused management at both the country level and Group level.

The business areas are Security Services (Guard Services), Security Systems (Alarm Systems), Direct, Cash Handling Services (Cash In Transit) and Consulting & Investigations. The seven divisions are Security Services USA (including Consulting & Investigations), Security Services Europe, Security Systems USA, Security Systems Europe, Direct Europe, Cash Handling Services USA and Cash Handling Services Europe.

DIVISIONAL OVERVIEW

	Security Services USA		Security Services Europe		Security Systems USA and Europe		Direct Europe		Cash Handling Services USA and Europe		Total	
	2001	2000 [2]	2001	2000 [2]	2001	2000 [2]	2001	2000 [2]	2001	2000 [2]	2001	2000
Sales, MSEK	27,922	16,976	19,745	16,059	3,388	3,102	1,018	762	8,291	3,908	60,364	40,807
Organic growth, %	*3*	*4*	*7*	*4*	*1*	*5*	*25*	*31*	*28*	*14*	*7*	*6*
Operating income before amortization of goodwill, MSEK	1,577	926	1,333	1,098	218	151	113	91	614	294	3,855	2,560
Operating margin, %	*5.6*	*5.5*	*6.8*	*6.8*	*6.4*	*4.9*	*11.1*	*11.9*	*7.4*	*7.5*	*6.4*	*6.3*
Operating capital employed as % of sales [1]	*0* [4]	*10*	*10*	*9*	*24*	*23*	*35*	*28*	*27*	*41*	*9*	*13*
Capital employed [3]	10,251	12,239	6,101	5,808	1,496	1,280	390	242	6,256	2,308	24,494	21,877
Return on capital employed, %	*15*	*8*	*22*	*19*	*15*	*12*	*29*	*38*	*10*	*13*	*16*	*12*

[1] Adjusted for full year sales of acquired entities.
[2] In accordance with new divisional structure.
[3] Excluding shares in associated companies.
[4] Affected by sale of accounts receivable of MSEK 2,381.

European Group Council
Since 1996, Securitas has a European Group Council that serves as a forum for information and consultation between Group Management and the employees in Securitas' countries of operation. The Group Council convened once during the year.

Sales and income
Consolidated sales amounted to MSEK 60,364 (40,807), an increase of 48 percent. In local currencies, the corresponding increase is 38 percent. Organic growth was 7 percent (6). In the fourth quarter, organic growth was 10 percent (6). Acquisitions during the last year have increased sales by MSEK 12,364, equivalent to 30 percent.

Operating income before amortization of goodwill was MSEK 3,855 (2,560). The operating margin was 6.4 percent (6.3). In the fourth quarter, operating income amounted to MSEK 1,212 (913) and the operating margin was 7.2 percent (6.9).

Income before taxes amounted to MSEK 1,902 (1,364), an increase of 39 percent. In local currencies, the corresponding increase is 30 percent. Income before taxes for the fourth quarter 2001 was MSEK 696 (473), an increase of 47 percent. In local currencies, the corresponding increase is 35 percent.

Earnings per share after full taxes rose by 37 percent to SEK 3.27 (2.39). Earnings per share after current taxes amounted to SEK 3.73 (2.81).

BREAKDOWN OF CHANGE

MSEK	
Income before taxes 2000	1,363.5
Volume increase and acquisitions	904.6
Increased amortization of goodwill	–382.4
Interest expense related to acquisitions	–105.0
Effects of cash flow	–2.0
Currency effects	123.2
Income before taxes 2001	**1,901.9**

Development in the Group's divisions
Security Services USA
Organic growth was 3 percent (4) and the operating margin was 5.6 percent (5.5). In the fourth quarter, organic growth was 7 percent (4) and the operating margin was 6.7 percent (6.3).

After nearly a year and a half of intensive work, the U.S. operations are now organized and staffed to provide a strong local focus, close to customers and employees. The division now, following this comprehensive change, is back to "normal," concentrating on the development of guarding services and accompanying organic growth and margin improvements. Since September 11, understanding of the need for more and better security has increased in the U.S. This contributed to higher organic growth during the fourth quarter, and a lasting effect is expected.

In the U.S., as in all other markets, the continued development of the industry as well as individual companies obviously can only be achieved through conscious, targeted efforts on the part of everyone concerned.

SECURITY SERVICES USA, STATUS JANUARY-DECEMBER 2001

	Gross margin, %	Expenses, %	Operating margin, %	% of total
Objective	≥18	≤12	≥6	100
Regions above the objective	8	4	6	
Regions below the objective	2	6	4	
Regional average	18.6	12.4	6.2	88
Speciality divisions	14.1	13.1	1.0	12
Total	**18.1**	**12.5**	**5.6**	**100**

September 11
On September 11, four aircraft were hijacked in the U.S. and three of them were flown into buildings, while the fourth crashed in an unpopulated area.

Securitas' subsidiary Globe Aviation Services (Globe), which became part of the Group in connection with the acquisition of Burns in September 2000, provided passenger screening in Boston for American Airlines flight AA11, which was flown into one of the two towers of the World Trade Center. Globe is a legally separate unit with annual sales of MUSD 65 and a break-even result.

The events of September 11 are still being investigated by U.S. authorities and by Globe. As part of these investigations, circumstances related to Globe's screening of passengers are being analyzed in detail, including through interviews with current and former employees. There have been no indications thus far in the investigations that Globe has been negligent in its actions or is otherwise at fault for the events.

In November 2001, the U.S. Congress passed legislation on airport security in the U.S. The effect on security companies is as follows:

- All passenger screening will be taken over by a federal authority, including the work currently performed by private security companies. The transition period is one year.
- Private security companies will be retained at five airports to provide experience how they can develop and improve their operations under the new federal regulations.
- As of 2005, private security companies can again be used for passenger screening.
- Following the transition period, companies that provide passenger screening must be U.S.-owned and controlled. The terms have not been further defined.

For Globe, the legislation means as follows:
Of Globe's sales of approximately MUSD 65, approximately MUSD 50 will be affected by the new legislation. These operations will gradually be transferred to the federal authorities in the year ahead. The phase-out of these operations is not expected to adversely affect Group earnings.

All investigations of the events of September 11 still show no indications that Globe in any way has been negligent in its actions or is otherwise at fault for the events. Its current contract gives Globe the right to transfer any claims for damages to the customer. Globe is a separate operation and a separate legal entity with its own insurance protection. Any remaining liability for claims thus is limited to Globe's own ability to pay and its insurance protection.

Security Services Europe
Organic growth was 7 percent (4) and the operating margin was 6.8 percent (6.8). In the fourth quarter, organic growth was 10 percent (4) and the operating margin was 7.3 percent (7.0).

The higher growth rate is due mainly to the Nordic countries and to France and Germany, where organic growth was 15 percent and 5 percent, respectively, in the fourth quarter. The operating margin continues to improve. The total margin has been reduced by the businesses acquired in 2000 in the UK, Canada and Spain. For existing operations, the operating margin improved by about 0.5 percentage points.

SECURITY SERVICES EUROPE, ORGANIC GROWTH BY COUNTRY 2001

	Q1	Q2	Q3	Q4	Full year	Sales	Share of total
Sweden	11	9	10	6	9	2,242	12
Norway	9	17	13	13	13	1,080	6
Denmark	22	22	38	23	26	216	1
Finland	13	11	12	12	12	698	4
Germany	0	–2	–1	5	0	3,598	18
France	0	2	7	15	6	4,231	21
Great Britain	0	–6	6	–4	–1	1,079	5
Spain	12	10	17	17	14	2,147	11
Switzerland	14	12	13	17	14	427	2
Austria	–4	–10	8	22	4	143	1
Portugal	14	14	8	8	11	886	4
Belgium	10	10	10	10	10	1,252	6
Netherlands	n/a	n/a	n/a	31	31	197	1
Canada	–1	–1	–1	–1	–1	1,025	5
Eastern Europe	14	14	27	10	16	409	2
Latin America	0	16	17	31	16	367	2
Elimination						–252	–1
Total	**5**	**5**	**9**	**10**	**7**	**19,745**	**100**

Security Systems USA and Europe
Organic growth was 1 percent (5) and the operating margin was 6.4 percent (4.9). In the fourth quarter, organic growth was 1 percent (2) and the operating margin was 6.8 percent (6.5). The European alarm operations have developed positively, while volume in the U.S. operations was disappointing during the second half of the year.

Direct Europe
Organic growth was 25 percent (31) and the operating margin was 11.1 percent (11.9). In the fourth quarter, organic growth was 25 percent (31) and the operating margin was 12.3 percent (12.4).

The number of newly installed units during the year was 71,100 (55,200), an increase of 29 percent compared with the previous year. The total installed base is 253,300 (194,200) units.

In addition to Direct Europe, Securitas had 233,000 alarm connections (214,000) in Security Services Europe and Security Systems Europe. The number of newly installed units during the year was 29,900 (26,700).

Cash Handling Services USA and Europe
Organic growth was 28 percent (14) and the operating margin was 7.4 percent (7.5). The contract with HSBC and Barclays has affected organic growth positively by 9 percent and the operating margin negatively by 0.4 percentage points. In the fourth quarter, organic growth was 45 percent (14) and the operating margin was 7.9 percent (9.4). The introduction of the euro in Europe has affected European sales by approximately MSEK 220 with average operating margins for the divisions.

Loomis Fargo in the U.S. is included in the Group's cash handling services operations from May 15, 2001. Loomis Fargo's operating margin is rising and amounts to 7.3 percent. Organic growth is 7 percent.

Acquisitions
Acquisitions increased sales by MSEK 12,364 in 2001. Consolidated goodwill increased by MSEK 3,272 and amortization of goodwill by MSEK 290. The acquisitions made raise sales by approximately MSEK 3,800 on an annualized basis, while amortization of goodwill rises by approximately an additional MSEK 120.

USA
On May 15, 2001, Securitas acquired the remaining 51 percent of the shares in the cash handling services company Loomis Fargo & Co. (Loomis) in the U.S. Based in Houston, Texas, Loomis has operations in 220 U.S. locations, with 7,200 employees and 2,600 vehicles. Sales, which on an annualized basis amount to MSEK 4,427 (MUSD 417), are evenly spread throughout the U.S. and the company is organized into three geographical divisions. Transport accounts for approximately 60 percent of sales, ATM-related services for 30 percent and cash processing services for the remaining 10 percent.

Initially, 49 percent of the shares in the company were acquired as part of the acquisition of Burns in the U.S. in September 2000. The remaining 51 percent of the shares was acquired for a price of MSEK 1,079 (MUSD 102). The acquisition of Loomis gave rise to goodwill totaling MSEK 2,675 (MUSD 253), which will be amortized over 20 years. Loomis is consolidated in the Securitas Group from May 15, 2001.

As a result of the acquisition, pro forma annual sales in the Cash Handling Services Business Area have doubled.

Belgacom
In April 2001, Direct Europe signed an agreement with Belgacom S.A. to combine their small alarms operations in the Benelux and France. Belgacom Alert Services Holding (BASH) is mainly active in small alarm systems for homes and small businesses, with approximately 62,000 alarm connections in Belgium and the Netherlands.

The transaction will be completed in three steps. As a first step, Securitas has contributed its Belgian alarm operations and received a 5 percent minority interest in BASH. Secondly, during the first quarter of 2002 Securitas will transfer its French small alarms operations to BASH in return for a 72-percent majority shareholding in the company. These two steps do not involve any exchange of cash. In the third step, Belgacom will have an option from 2003 to sell its minority interest to Securitas, which in turn will have an option from 2006 to buy Belgacom's minority share. The operations will be included in the Securitas Group from January 1, 2002.

As a result of the transaction, Direct Europe will have operations in ten European countries, with annual sales of approximately MSEK 2,000 in 2002.

France
On October 24, 2001, Security Systems Europe agreed to acquire the French security company Clemessy ACS. The company has sales of approximately MSEK 120 (MFRF 83) and 140 employees. Sales are mainly split among installation (60 percent) and servicing of access control, intrusion alarms, CCTV and fire alarms (40 percent). Clemessy's activities are in the south and southeast of France and complement Securitas' current presence in France in Security Systems, which have annual sales of MSEK 650 (MFRF 450) after the acquisition.

The acquisition price was MSEK 39 (MFRF 27), which gave rise to goodwill of MSEK 48 (MFRF 33) to be amortized over 10 years. The acquisition is consolidated in Securitas from October 2001 and is expected to contribute positively to the Group's income before taxes in 2002.

The Netherlands
On January 3, 2002, Securitas acquired Security Services Europe VNV Beveiliging BV (VNV), the second largest security company in the Netherlands. VNV is based in Amsterdam and has nationwide coverage through six regional branches. VNV has estimated sales for 2001 of MSEK 1,600 (MEUR 170), an operating margin of approximately 7 percent and 4,600 employees. Together with its existing operations in the Netherlands, Securitas will have sales of approximately MSEK 1,800 (MEUR 190) and more than 5,000 employees.

VNV is active in guarding (80 percent of sales), installation and servicing of alarms and access control systems (7 percent of sales), monitoring of alarms (4 percent of sales) and other security-related services (9 percent of sales).

The purchase price is approximately MSEK 1,036 (MEUR 110) and goodwill is estimated at MSEK 961 (MEUR 102), which will be amortized over 20 years.

The acquisition is not subject to approval by competition authorities. VNV is consolidated in Securitas from January 1, 2002 and is expected to contribute positively to the Group's income before taxes in 2002.

Canada
In February 2002, Security Services Europe reached an agreement to acquire Vision Security and Investigations Inc. in Canada. Vision Security is active in Western Canada, has 450 employees and annual sales of MSEK 82 (MCAD 12).

The purchase price is MSEK 34 (MCAD 5) and the acquisition gives rise to goodwill of MSEK 34 (MCAD 5), which will be amortized over 10 years. The acquisition is expected to contribute positively to the Securitas Group's income before taxes in 2002.

ACQUISITIONS 1999–2002, MSEK

Date	Company	Country	Full year sales	Operations
Mar 99	Pinkerton	USA	9,200	Services & Systems
Sep 99	Seguridad 7	Spain	170	Services
Oct 99	Securis	Belgium	780	Services
Nov 99	Sonasa Madeira	Portugal	59	Services
Total 1999			**10,209**	
Jan 00	APS	USA	3,300	Services
Jan 00	First Security Corp.	USA	1,130	Services
Feb 00	Micro-Route	UK	168	Cash Handling
Apr 00	Ausysegur	Spain	530	Services & Cash Handling
Apr 00	Smith Security Inc.	USA	150	Services
May 00	Baron Security	Belgium	300	Services, Systems & Cash Handling
Jul 00	Doyle	USA	240	Services & Systems
Jul 00	B&M	Netherlands	116	Services & Systems
Aug 00	APG Security	USA	260	Services
Sep 00	Burns	USA	13,300	Services
Total 2000			**19,494**	
May 01	Loomis Fargo & Co.	USA	4,427	Cash Handling
Oct 01	Clemessy ACS	France	120	Systems
Total 2001			**4,547**	
Jan 02	VNV Beveiliging BV	Netherlands	1,600	Services & Systems
Feb 02	Vision Security and Investigations Inc.	Canada	82	Services
Total 2002			**1,682**	

Divestments
Securitas divested its employee screening business effective June 30, 2001. The operations have sales of about MUSD 22 on a full year basis. This business, which had been part of the Consulting & Investigations Business Area within the Security Services USA Division, specializes in background and security screening of new employees. The buyer was ChoicePoint Inc. (NYSE:CPS) of the U.S. The transaction has been approved by the competition authorities.

Cash flow
Adjusted income, defined as operating income before amortization of goodwill adjusted for financial items and current taxes, amounted to MSEK 2,443 (1,712).

Investment in operating assets amounted to MSEK 1,764 (1,202). The increase relates to organic growth and acquisitions.

The cash flow effect of changes in other operating capital employed amounted to MSEK –103 (–363).

Operating cash flow rose by 74 percent to MSEK 3,364, equivalent to 87 percent (76) of operating income before amortization of goodwill. Free cash flow was MSEK 1,953 (1,089), corresponding to 80 percent (64) of adjusted income.

Free cash flow has not been affected by the securitization undertaken in June.

MSEK	2001	2000
Investment in operating assets	1,764.3	1,202.3
Depreciation according to plan (excl. goodwill)	1,377.2	942.2
Capital expenditure as percent of depreciation	*128*	*128*

Capital employed, net debt and shareholders' equity

The Group's operating capital employed was MSEK 5,854 (6,743), corresponding to 9 percent (13) of sales, adjusted for full year sales of acquired entities.

The Group's total capital employed rose to MSEK 24,536 (22,479). Acquisitions increased the Group's goodwill by MSEK 3,272 during the year. Conversion of foreign capital employed increased the Group's capital employed by MSEK 2,191.

MSEK	2001	2000
Non-interest-bearing fixed assets (excl. goodwill and shares in associated companies)	8,962.6	7,194.9
Non-interest-bearing current assets	10,367.9	9,890.6
Non-interest-bearing current liabilities	–10,152.6	–8,144.1
Non-interest-bearing long-term liabilities and provisions	–3,323.8	–2,198.3
Operating capital employed	**5,854.1**	**6,743.1**
Percent of sales	*9.5*	*13.2*
Shares in associated companies	42.4	602.6
Goodwill	18,639.9	15,133.7
Capital employed	**24,536.4**	**22,479.4**

The Group's net debt amounted to MSEK 12,583 (12,419). Acquisitions have increased net debt by MSEK 3,001 during the period.

In Security Services USA, a securitization transaction was undertaken in June involving the sale of accounts receivable totaling MSEK 2,381. Securitas has thereby obtained access to external, competitive short-term financing. The sale of accounts receivable has been classified as cash flow from financing activities and therefore has not impacted free cash flow.

The Group's net debt for the period has increased by MSEK 1,447 when converted from foreign currencies to Swedish kronor.

In March, a seven-year, MEUR 500 bond loan was issued in the international capital markets. For information on other financing, refer to page 67, Financial risks and risk management.

MSEK	2001	2000
Interest-bearing fixed assets	83.9	97.8
Interest-bearing current assets	978.6	2,024.5
Interest-bearing provisions	–33.6	–24.9
Convertible debenture loan	–321.3	–700.0
Loan liabilities	–11,081.6	–6,343.8
Interest-bearing current liabilities	–2,208.6	–7,472.4
Net debt	**–12,582.6**	**–12,418.8**

Shareholders' equity amounted to MSEK 11,936 (10,059).

As a result of conversion of foreign assets and liabilities to Swedish kronor, shareholders' equity rose by MSEK 743 during the period.

Conversion of holdings in the convertible has increased consolidated shareholders' equity by MSEK 379, of which MSEK 5 pertains to share capital and MSEK 374 to restricted reserves. As a result of conversions, the number of outstanding shares increased by 4,763,004 to 361,081,321 per December 31, 2001.

Interest expense for the period on the outstanding subordinated convertible debenture loan amounted to MSEK 14 (29).

In May, dividends were paid to the shareholders totaling MSEK 428.

Due to improved income and strong cash flow, the Group's net debt equity ratio declined during the year from 1.23 to 1.05.

MSEK	
Opening shareholders' equity, January 1, 2001	9,955.2
Effect of change in accounting principle	104.0
Dividend	–427.6
Conversion	378.7
Net income for the year	1,182.7
Translation differences	743.3
Closing shareholders' equity, December 31, 2001	**11,936.3**

Introduction of the euro

The new single European currency, the euro, was introduced in eight of the Group's countries of operation on January 1, 1999. The countries in the Securitas Group affected are Finland, Germany, France, Austria, Spain, Portugal, Belgium and the Netherlands. These countries account for approximately 31 percent of the Group's sales, based on full year sales of companies acquired during 2001.

Finland and France switched to the euro as their reporting currency in 2001. The remaining countries in the euro zone converted to the euro as their reporting currency on January 1, 2002.

The introduction of the euro is expected to lead to reduced financial risks in the Group. Raising financing will be facilitated if Europe's capital markets are integrated, reducing the Group's financing risk. The Group's currency flows are very limited, since the operations in each country essentially have all their revenue and expenses in local currency, which means that the effects of the introduction of the euro in this respect will be relatively small.

Incentive program for employees

In 1998, Securitas' sales amounted to nearly MSEK 14,000, its operations were limited to Europe and the organization was based on countries where local managers had responsibility for the development of all business areas. In 2001, sales exceeded MSEK 60,000, half the operations were in the U.S. and a new business area organization had been introduced in which focused country managers are responsible for individual divisions. The Securitas model works and platforms for the various divisions are now in place, with the right management at all levels.

To consolidate its position and prepare for continued strong development, Securitas has previously sought to strengthen its employees' commitment by offering them the opportunity to become shareholders of the company on market terms. This was done in 1991 in connection with Securitas' IPO, at the time of Assa Abloy's spin-off in 1994 and in 1998, prior to the U.S. expansion.

Now that the expansion of recent years has been consolidated, it is again the right time to offer such an opportunity to the employees. The Board of Directors will therefore recommend that the Annual General Meeting approve the issue of a five-year convertible debenture program for all employees. The Board will also recommend that the convertibles correspond to a maximum of 5 percent of the shares in Securitas and that the terms in other respects be closely aligned with those of the convertible program issued by Assa Abloy AB in the autumn of 2001. A detailed proposal will be presented prior to the Annual General Meeting on April 16, 2002, which will decide whether to approve this convertible program.

Parent Company operations

The Parent Company of the Group, Securitas AB, conducts no operations. Securitas AB contains only Group Management and support functions.

Development in 2002

Given the positive development of the Group's various divisions, income before taxes is expected to develop in accordance with the previously presented five-year vision.

Proposed allocation of earnings

The Group's non-restricted shareholders' equity according to the consolidated balance sheet amounts to MSEK 3,484.0. No transfer to restricted shareholders' equity in the Group is required.

Funds in the Parent Company available for distribution:

Net loss for the year	SEK –291,770,518
Retained earnings	SEK 12,429,002,182
Total	**SEK 12,137,231,664**

The Board of Directors and the President propose a dividend to the shareholders of:

SEK 1.50 per share	SEK 541,970,955
To be carried forward	SEK 11,595,260,709
Total	**SEK 12,137,231,664**

Definitions

Adjusted income Operating income before amortization of goodwill adjusted for net financial items and current taxes.
Actual 2001: 3,854.5–862.8–548.3=MSEK 2,443.4

Adjusted shareholders' equity Equity adjusted for outstanding subordinated convertible debentures.
Actual 2001: 11,936.3+321.3=MSEK 12,257.6

Capital employed Non-interest-bearing fixed assets and current assets less non-interest-bearing long-term and current liabilities and non-interest-bearing provisions.
Actual 2001: 27,728.8–83.9+10,367.9–352.8–10,152.6–2,971.0= MSEK 24,536.4

Credit/Counterparty risk The risk that losses are suffered because the borrower or the counterparty is unable to meet its obligations.

Equity ratio Shareholders' equity as a percentage of total assets.
Actual 2001: 11,936.3/39,075.3=30.5 percent

Financing risk The risk that the Group's access to financing is made more difficult.

Foreign exchange risk 1—transaction risk The risk that changes in foreign exchange rates will affect income due to changes in the value of commercial flows in foreign currency.

Foreign exchange risk 2—translation risk The risk that changes in foreign exchange rates will affect the value of the Group's foreign net assets.

Gross margin Gross income as a percentage of sales.
Actual 2001: 8,385.5/60,363.6=13.9 percent

Interest coverage ratio Operating income before amortization of goodwill plus interest income in relation to interest expense.
Actual 2001: (3,854.5+329.5)/1,136.3=3.7 times

Interest risk The risk that changes in the general interest rate level will affect income.

Net debt Interest-bearing fixed and current assets less interest-bearing provisions, subordinated convertible debentures, loan liabilities and interest-bearing current liabilities.
Actual 2001: 83.9+978.6–33.6–321.3–11,081.6–2,208.6= MSEK –12,582.6

Net debt equity ratio Net debt in relation to shareholders' equity.
Actual 2001: 12,582.6/11,936.3=1.05 times

Net margin Income before taxes as a percentage of sales.
Actual 2001: 1,901.9/60,363.6=3.2 percent

Operating capital employed Capital employed less goodwill and shares in associated companies.
Actual 2001: 24,536.4–18,639.9–42.4=MSEK 5,854.1

Operating margin Operating income before amortization of goodwill as a percentage of sales.
Actual 2001: 3,854.5/60,363.6=6.4 percent

Production expenses Guard wages and related costs, the cost of equipment used by the guard in performing professional duties, and all other costs directly related to the performance of services invoiced. Operating expenses are allocated to production and administration in the statement of income. Depreciation and amortization is allocated to production, administration and goodwill. Securitas' value-added (gross income) and operating income (operating income before amortization of goodwill) are thus disclosed.
Actual 2001: MSEK 51,978.1

Return on capital employed Operating income after amortization of goodwill as a percentage of average capital employed.
Actual 2001: 2,764.7/((24,536.4+22,479.4)/2)=11.8 percent

Return on equity Net income for the year adjusted for interest on subordinated convertible debentures after taxes as a percentage of average adjusted shareholders' equity weighted for new issues.
Actual 2001: (1,182.7+14.2 x 0.72)/11,508.4=10.4 percent

Return on operating capital employed Operating income before amortization of goodwill as a percentage of average operating capital employed.
Actual 2001: 3,854.5/((5,854.1+6,743.1)/2)=61.2 percent

Selling and administrative expenses All costs of selling, administration and management. Selling expenses are insignificant relative to total administration expenses and therefore are not reported separately.
Actual 2001: MSEK 4,531.0

Consolidated Statement of Income

MSEK	NOTE	2001	2000	1999
Sales, continuing operations		47,999.5	27,445.5	14,681.9
Sales, acquired business		12,364.1	13,361.0	10,964.4
Total sales	2	**60,363.6**	**40,806.5**	**25,646.3**
Production expenses	3	−51,978.1	−35,118.7	−21,477.1
Gross income		**8,385.5**	**5,687.8**	**4,169.2**
Selling and administrative expenses	3	−4,531.0	−3,127.5	−2,538.7
Operating income before amortization of goodwill		**3,854.5**	**2,560.3**	**1,630.5**
Amortization of goodwill	9	−1,089.8	−707.4	−403.9
Operating income after amortization of goodwill		**2,764.7**	**1,852.9**	**1,226.6**
Net financial items	6	−862.8	−489.4	−110.8
Income before taxes		**1,901.9**	**1.363.5**	**1,115.8**
Current taxes	7	−548.3	−359.0	−334.5
Deferred taxes	7	−170.0	−153.0	18.0
Minority interest		−0.9	−0.2	−1.5
Net income for the year		**1,182.7**	**851.3**	**797.8**

Data per share
MSEK

	2001	2000	1999
Net income for the year	1,182.7	851.3	797.8
Interest expense for convertible debenture loan, net 28% tax	10.2	20.9	20.6
Income used in data per share calculations	**1,192.9**	**872.2**	**818.4**
Average number of shares	358,098,487	356,318,317	345,845,427
Average number of shares, after full conversion	365,123,348	365,123,348	355,790,015
SEK			
Earnings after current taxes, after full conversion	3.73	2.81	2.25
Earnings after full taxes, before full conversion	3.33	2.45	2.37
Earnings after full taxes, after full conversion	3.27	2.39	2.30

Consolidated Statement of Cash Flow

MSEK	NOTE	2001	2000	1999
Operating income before amortization of goodwill		3,854.5	2,560.3	1,630.5
Capital expenditure on operating assets		–1,764.3	–1,202.3	–1,044.3
Depreciation (excluding amortization of goodwill)	5	1,377.2	942.2	754.3
Change in other operating capital employed		–103.0	–363.3	–93.4
Cash flow from operations		**3,364.4**	**1,936.9**	**1,247.1**
Net financial items	6	–862.8	–489.4	–110.8
Current taxes		–548.3	–359.0	–334.5
Free cash flow		**1,953.3**	**1,088.5**	**801.8**
Cash flow from investing activities, acquisitions				
Goodwill	8	–3,271.7	–8,038.0	–3,327.2
Other capital employed	8	270.2	–2,405.6	–62.2
Shares in associated companies	8	–	–457.6	–
Other		–	–43.1	–311.5
Cash flow from financing activities, excluding change in interest-bearing liabilities				
Dividend paid		–427.6	–356.3	–276.6
New issues		378.7	–	3,436.7
Securitization		2,380.5	–	–
Translation differences				
Liquid funds		49.4	23.6	–41.2
Other net debt		–1,496.6	–177.7	146.2
Change in net debt		**–163.8**	**–10,366.2**	**366.0**
Change in interest-bearing liabilities		292.2	10,530.9	–515.4
Change in cash and liquid funds		**128.4**	**164.7**	**–149.4**

Consolidated Balance Sheet

MSEK as at December 31	NOTE	2001	2000	1999
ASSETS				
Fixed assets:				
Goodwill	9	18,639.9	15,133.7	7,178.4
Other intangible fixed assets	10			
Intangible rights		223.0	222.9	201.4
Other intangible assets		72.4	62.4	74.3
Total other intangible fixed assets		**295.4**	**285.3**	**275.7**
Tangible fixed assets	11			
Buildings and land		1,454.5	961.7	921.0
Machinery		2,475.1	1,692.2	1,361.0
Equipment		1,252.6	1,037.9	797.9
Total tangible fixed assets		**5,182.2**	**3,691.8**	**3,079.9**
Shares in associated companies	13	42.4	602.6	0.9
Non-interest-bearing financial fixed assets				
Deferred tax assets	7	2,295.0	1,654.6	990.1
Other fixed assets	14	1,190.0	1,563.2	511.3
Total non-interest-bearing financial fixed assets		**3,485.0**	**3,217.8**	**1,501.4**
Interest-bearing financial fixed assets		83.9	97.8	37.8
Total fixed assets		**27,728.8**	**23,029.0**	**12,074.1**
Current assets:				
Non-interest-bearing current assets				
Inventories		417.1	302.7	263.4
Accounts receivable		7,656.5	8,179.5	4,559.4
Other receivables	15	2,294.3	1,408.4	737.5
Total non-interest-bearing current assets		**10,367.9**	**9,890.6**	**5,560.3**
Interest-bearing current assets	16			
Short-term investments		308.3	1,482.7	2,867.6
Cash and bank deposits		670.3	541.9	377.2
Total interest-bearing current assets		**978.6**	**2,024.6**	**3,244.8**
Total current assets		**11,346.5**	**11,915.2**	**8,805.1**
TOTAL ASSETS		**39,075.3**	**34,944.2**	**20,879.2**
Pledged assets	17	39.3	31.4	37.3

Consolidated Balance Sheet

MSEK as at December 31	NOTE	2001	2000	1999
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity:				
Restricted equity				
Share capital		361.1	356.3	356.3
Restricted reserves		8,091.2	7,414.0	7,215.1
Total restricted equity		8,452.3	7,770.3	7,571.4
Non-restricted equity				
Non-restricted reserves		2,301.3	1,437.6	699.5
Net income for the year		1,182.7	851.3	797.8
Total non-restricted equity		3,484.0	2,288.9	1,497.3
Total shareholders' equity	19	11,936.3	10,059.2	9,068.7
Minority interest		17.5	1.5	1.8
Provisions:				
Interest-bearing provisions				
Provision for pensions. other		33.6	24.9	27.3
Total interest-bearing provisions		33.6	24.9	27.3
Non-interest-bearing provisions				
Deferred tax liabilities	7	528.5	369.2	185.1
Other provisions	20	2,442.5	1,515.6	726.0
Total non-interest-bearing provisions		2,971.0	1,884.8	911.1
Total provisions		3,004.6	1,909.7	938.4
Long-term liabilities:				
Non-interest-bearing long-term liabilities		352.8	313.5	311.2
Interest-bearing long-term liabilities				
Subordinated convertible debenture loan	18	321.3	700.0	700.0
Loan liabilities		11,081.6	6,343.8	3,039.0
Total interest-bearing long-term liabilities		11,402.9	7,043.8	3,739.0
Total long-term liabilities	21	11,755.7	7,357.3	4,050.2
Current liabilities:				
Non-interest-bearing current liabilities				
Accounts payable		1,698.8	1,318.1	684.4
Other current liabilities	22	8,453.8	6,826.0	4,566.8
Total non-interest-bearing current liabilities		10,152.6	8,144.1	5,251.2
Interest-bearing current liabilities		2,208.6	7,472.4	1,568.9
Total current liabilities		12,361.2	15,616.5	6,820.1
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		39,075.3	34,944.2	20,879.2
Contingent liabilities	23	493.7	463.2	398.4

Parent Company Statement of Income

MSEK	NOTE	2001	2000	1999
Administrative contribution and other revenues		101.2	140.7	103.8
Gross income		**101.2**	**140.7**	**103.8**
Administrative expenses	3	–120.7	–122.3	–93.5
Operating income/loss		**–19.5**	**18.4**	**10.3**
Result of financial investment				
Result of sales of shares in subsidiaries		–	9,250.3	433.0
Dividend		620.4	1,827.8	459.5
Interest income		833.2	237.5	78.8
Interest expenses		–1,283.7	–575.5	–248.3
Other financial items		–452.8	–203.7	55.1
Total financial income and expenses		**–282.9**	**10,536.4**	**778.1**
Income/loss after financial items		**–302.4**	**10,554.8**	**788.4**
Year-end appropriations				
Reversal of tax equalization reserve		–	0.3	0.3
Change in tax allocation reserve		12.1	26.9	–5.8
Accelerated depreciation		–1.5	–5.9	–0.1
Total year-end appropriations		**10.6**	**21.3**	**–5.6**
Income/loss before taxes		**–291.8**	**10,576.1**	**782.8**
Current taxes		–	–2.6	–5.5
Net income/loss for the year		**–291.8**	**10,573.5**	**777.3**

Parent Company Statement of Cash Flow

MSEK	2001	2000	1999
Operating income/loss	–19.5	18.4	10.3
Capital expenditure on operating assets	–0.6	0.9	–1.4
Depreciation	2.7	3.1	1.4
Changes in other operating capital employed	–122.7	–106.0	–165.4
Cash flow from operations	**–140.1**	**–83.6**	**–155.1**
Net financial items	–282.9	10,536.4	778.1
Current taxes	–	–2.6	–5.5
Free cash flow	**–423.0**	**10,450.2**	**617.5**
Cash flow from investing activities			
Shares in subsidiaries	–337.6	–11,640.6	–5,724.4
Cash flow from financing activities excluding change in interest-bearing liabilities			
Dividend paid	–427.6	–356.3	–276.6
New issues	378.7	–	3,436.7
Change in net debt	**–809.5**	**–1,546.7**	**–1,946.8**
Change in interest-bearing liabilities	1,738.4	4,675.8	2,173.8
Change in cash and liquid funds	**928.9**	**3,129.1**	**227.0**

Parent Company Balance Sheet

MSEK as at December 31	NOTE	2001	2000	1999
ASSETS				
Fixed assets				
Intangible fixed assets	10			
Intangible rights		13.8	15.5	17.2
Total intangible fixed assets		**13.8**	**15.5**	**17.2**
Tangible fixed assets	11			
Buildings and land		–	8.8	9.0
Machinery		–	0.1	0.1
Equipment		2.5	2.8	3.1
Total tangible fixed assets		**2.5**	**11.7**	**12.2**
Non-interest-bearing financial fixed assets				
Shares in subsidiaries	12	27,175.2	26,837.5	15,197.0
Shares in associated companies	13	–	18.4	–
Other fixed assets		355.7	366.1	319.6
Total non-interest-bearing financial fixed assets		**27,530.9**	**27,222.0**	**15,516.6**
Total fixed assets		**27,547.2**	**27,249.2**	**15,546.0**
Current assets				
Non-interest-bearing current assets				
Due from subsidiaries		1,562.3	894.6	591.5
Other receivables		4.7	10.0	4.6
Tax claims		13.7	5.3	1.3
Prepaid expenses and accrued income		505.8	93.5	40.2
Total non-interest-bearing current assets		**2,086.5**	**1,003.4**	**637.6**
Interest-bearing current assets				
Due from subsidiaries		4,709.8	3,818.0	526.4
Short-term investments		11.8	–	162.5
Cash and bank deposits		25.3	0.0	0.0
Total interest-bearing current assets		**4,746.9**	**3,818.0**	**688.9**
Total current assets		**6,833.4**	**4,821.4**	**1,326.5**
TOTAL ASSETS		**34,380.6**	**32,070.6**	**16,872.5**
Pledged assets	17	None	None	None

MSEK as at December 31	NOTE	2001	2000	1999
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Restricted equity				
Share capital		361.1	356.3	356.3
Premium reserve and other reserves		7,050.4	6,676.5	6,676.5
Total restricted equity		**7,411.5**	**7,032.8**	**7,032.8**
Non-restricted equity				
Retained earnings		12,429.0	2,283.1	1,862.1
Net income/loss for the year		–291.8	10,573.5	777.3
Total non-restricted equity		**12,137.2**	**12,856.6**	**2,639.4**
Total shareholders' equity	19	**19,548.7**	**19,889.4**	**9,672.2**
Untaxed reserves				
Tax equalization reserve		–	–	0.3
Tax allocation reserve		16.6	28.8	55.7
Accumulated accelerated depreciation		8.0	6.5	0.6
Total untaxed reserves		**24.6**	**35.3**	**56.6**
Long-term liabilities				
Non-interest-bearing long-term liabilities				
Due to subsidiaries		142.9	160.2	103.6
Total non-interest-bearing long-term liabilities		**142.9**	**160.2**	**103.6**
Interest-bearing long-term liabilities				
Subordinated convertible debenture loan	18, 21	321.3	700.0	700.0
Group account bank overdraft	16	263.6	61.8	100.2
Long-term loans	21	10,141.7	6,227.9	3,000.0
Total interest-bearing long-term liabilities		**10,726.6**	**6,989.7**	**3,800.2**
Total long-term liabilities		**10,869.5**	**7,149.9**	**3,903.8**
Current liabilities				
Non-interest-bearing current liabilities				
Due to subsidiaries		545.1	174.5	37.1
Accounts payable		5.5	2.2	4.3
Accrued expenses and prepaid income		734.0	166.8	33.0
Other current liabilities		1.0	1.6	1.2
Total non-interest-bearing current liabilities		**1,285.6**	**345.1**	**75.6**
Interest-bearing current liabilities				
Due to subsidiaries		2,469.4	367.7	1,631.0
Short-term loans		182.8	4,283.2	1,533.3
Total interest-bearing current liabilities		**2,652.2**	**4,650.9**	**3,164.3**
Total current liabilities		**3,937.8**	**4,996.0**	**3,239.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**34,380.6**	**32,070.6**	**16,872.5**
Contingent liabilities	23	3,457.3	2,217.6	1,463.0

Risk Management

Operational risks

Securitas delivers products and services that are associated with high security. The risks that occur as a direct consequence of the operations—operational risks—are therefore closely monitored in the divisions and countries of operation in order to minimize their impact on customers, employees and on the Group's earnings and cash flow in the short and long term.

A flat, simplified organization with a clear delegation of responsibilities, selective recruitment, well-trained guards and modern equipment are important factors to ensure high-quality products and services and thereby control operational risks.

In its business contracts with customers, Securitas always tries to reach a fair and equitable balance between the customer and Securitas with regard to potential liability claims that may arise out of the contract.

To further minimize the potential impact of operational risks, Securitas has decided to transfer certain risks to the insurance market. Such risks include the risk of physical loss of or damage to property in the care, custody and control of Securitas—e.g. in the cash handling operations—and the risk of physical injury to individuals or damage to property in security services and security systems activities.

Certain types of insurance are of strategic importance to Securitas and are therefore purchased centrally. Such insurance programs include General Liability and Cash Handling insurance. By purchasing these insurance programs centrally, Securitas obtains broad, uniform coverage at a competitive cost. These insurance programs are placed in international insurance markets with counterparties with high official credit ratings.

Securitas makes use of an internal insurance company, a so-called captive. In this way, risk management and premium payments are more efficient. Furthermore, Securitas can optimize the risk it retains in its various insurance programs and thereby gain a degree of independence from the insurance markets. Any risks that are retained are always capped to levels that are considered appropriate with regard to the size and profitability of the operations.

Financial risks

Background

The financial risks that normally arise in the Group's operations are limited. Operations in the various countries basically operate exclusively with income and expenses in local currency. There is practically no commercial flow of funds between countries. Capital requirements are generally low and vary between the divisions, with Cash Handling Services having the highest requirements and Security Services the lowest. Strong cash flow from operations reduces dependency on external financing. Depending on the method of financing chosen, an external financing requirement may arise in connection with acquisitions.

Organization and activities

The aim of the treasury organization in Securitas is to support business operations by identifying, quantifying and minimizing financial risks.

Securitas Financial Policy and Guidelines sets the framework for treasury activities within the Group.

Subsidiaries/Divisions

Treasury operations in the subsidiaries and divisions concentrate on improving cash flow through a focus on profitability in the business operations, reduction of capital tied-up in accounts receivable and inventories, a balanced capital expenditure program and efficient local cash management.

Countries

In countries with extensive operations, surpluses and deficits in local subsidiaries are matched at the country level with the help of cashpooling solutions. In addition, Securitas operates an overall euro cashpooling structure for countries in the euro zone and an overall cashpooling structure in U.S. dollars for subsidiaries in the U.S., in which local surpluses are invested or from which local deficits are financed. All local long-term financial requirements are financed directly from the Group's internal bank, Group Treasury Centre, in Dublin.

Group Treasury Centre

By concentrating internal and external financing to the Group's internal bank, economies of scale can be utilized in the pricing of investments and loans, and opportunities can be utilized to match local surpluses and deficits between the various countries and cashpools. A centralized treasury function also provides a better overview and control of financial risks.

Capital structure and interest cover

The ratio of the Group's net debt to shareholders' equity, its net debt to equity ratio, may never exceed 1.35. The Group's strategy over the long term is to operate with a net debt to equity ratio measured on balance sheet values in the range of 0.8–1.0.

The interest coverage ratio should always be above 3.0, with a target to maintain it above 4.0.

Financial risks and risk management

Financing risk and liquidity

The Group's short-term liquidity is assured by maintaining a liquidity reserve (cash, bank deposits, short-term investments and the unutilized portion of committed credit facilities), which should correspond to a minimum of 5 percent of the Group's annual sales.

The Group's long-term financing risk is minimized by ensuring that the level of long-term financing (shareholders' equity, convertible debenture loans with maturities of at least one year, long-term committed loan facilities and long-term bond loans) at least matches the Group's capital employed. Long-term financing of the Group should well be well-balanced among different sources and structured in a way that the Group's five-year vision can be fulfilled. The aim is that long-term committed loan facilities and long-term bond loans should have an average maturity of more than three years.

Long-term committed loan facilities consist of a MEUR 600 Multicurrency Revolving Credit Facility established in 1999 with a syndicate of international banks and maturing in 2004. Securitas also has bilateral committed credit limits with three Swedish banks amounting to MEUR 300 and maturing in 12 months.

In order to access international debt capital markets in an effective manner, Securitas has obtained long-term credit ratings from both Standard & Poor's and Moody's. The rating from Standard & Poor's is BBB+ and the rating from Moody's is Baa1. In January 2002, a Swedish short-term rating of K-1 was announced by Standard and Poor's.

In December 2000, Securitas established a Euro Medium Term Note Program with a maximum limit of MEUR 1,500 under which public and private funding can be raised in the international capital markets. The first issue, a MEUR 350 Eurobond with a maturity of 5 years, was floated in December. In February 2001, another public Eurobond issue, of MEUR 500 million with a 7-year maturity, was floated. The proceeds from both loans were used to repay existing bank debt. Both bond loans are listed on the Luxembourg Stock Exchange.

In June 2001, the Security Services USA division entered into a securitization of accounts receivable totaling MSEK 2,381. This has given Securitas access to a new source of short-term financing at competitive prices.

In January 2002, Securitas established a short-term Swedish commercial paper program with three Swedish banks in the amount of MSEK 5,000. The objective was to obtain access to short-term financing at competitive prices.

In combination with the Securitas' strong cash flow, these sources of financing provide liquidity on a short- and long-term basis as well as flexibility in financing the Group's expansion.

Securitas' current net debt of MSEK 12,600 has arisen as a consequence of acquisitions. Net debt is financed by utilizing the Group's committed and uncommitted credit facilities and the issuance of bonds in the capital markets.

Interest rate risks

The Group's income is mainly tied to annual contracts and usually follows each country's economic development and inflation rate. Interest rate risks are therefore minimized by maintaining short fixed interest rate periods, on average under one year. Strong cash flow, i.e. the ability to repay any outstanding loans at short notice, also implies short interest rate fixing periods.

The increase in the net debt due to acquisitions in the last two years has increased the exposure to changes in interest rate levels. To reduce this exposure, Securitas has decided to extend the fixed interest rate period for USD-denominated debt to two years, the average fixed interest rate period on the total net debt is 1.5 years.

The Group utilizes financial instruments such as interest rate swaps to alter the tenor of net debt in the desired direction in order to minimize the effects of interest rate changes and limit borrowing costs. Financial instruments are not used for speculative purposes.

Foreign currency risks

Financing of foreign assets

Securitas' foreign capital employed per December 31, 2001 amounted to approximately MSEK 22,700. Capital employed is financed by loans in local currency and shareholders' equity. This means that Securitas has shareholders' equity in foreign currency that is exposed to changes in exchange rates. However, Securitas has established a long-term presence in the countries in question and intends to develop these operations, which makes it important to have equity in foreign currency. By keeping the ratio of net debt to shareholders' equity (net debt equity ratio) in each of its most important currencies at the same level as its total net debt equity ratio, the Group achieves a level of protection for its total net debt equity ratio against currency fluctuations. Adjustments in various currencies are made by using derivatives.

The consolidated statement of income is affected to some degree by the fact that the statements of income of foreign subsidiaries are translated to SEK. Since the subsidiaries essentially operate only in local currency and their competitive situation is not affected by changes in exchange rates, this exposure is not hedged.

Transaction exposure

Foreign exchange risk in the form of transaction exposure is very limited and consists of the export and import of goods and components in the security systems operations and payments of central insurance premiums.

Credit/Counterparty risk

Investments of liquid funds may only be made in government paper or with banks with a high official credit rating. This also applies to the use of derivatives to manage financial risks.

MATURITY STRUCTURE COMMITTED LOAN FACILITIES

Maturity	1 yr.	2–3 yrs.	4–5 yrs.	6–7 yrs.	Total
Facility amount, MSEK	3,030	5,972	3,297	4,710	17,009

INTEREST RATE SENSITIVITY

	% of book	Current interest rate	Effect on Group P/L for next 12 month if rates move up 1%	move down 1%
EUR	30%	5.4%	6.0%	4.5%
USD	60%	7.2%	7.2%	6.1%
Other	7%	6.0%	7.0%	5.0%
SEK	3%	4.6%	5.5%	3.9%
Total	**100%**	**6.5%**	**6.8%**	**5.5%**

Accounting Principles

Securitas' annual report has been prepared in accordance with the Annual Accounts Act and the recommendations and pronouncements of the Swedish Financial Accounting Standards Council. Recommendation RR9 of the Swedish Financial Accounting Standards Council on income taxes is applied as of January 1, 2001. In other respects, the accounting principles are unchanged since last year.

Consolidation

Principles of consolidation

The consolidated financial statements include the Parent Company, Securitas AB, and all companies in which Securitas AB, directly or indirectly, owns more than 50 percent of the voting rights.

The consolidated financial statements are prepared in accordance with the purchase method of accounting, which means that the purchase values of shares in subsidiaries, including estimated shares of untaxed reserves, are eliminated against their equity at the time of acquisition. The estimated tax liability with respect to untaxed reserves in acquired companies is carried in non-interest-bearing provisions in accordance with the percentage applicable in each respective country. Equity in the acquired company is then determined based on a market valuation of the assets and liabilities at the time of acquisition. Following an acquisition analysis, an appropriation may be made to a so-called restructuring reserve. When the cost of the shares in the acquired subsidiary exceeds the market value of the acquired company's net assets, consolidated goodwill arises. The method means that only the portion of equity in subsidiaries created after the time of acquisition is included in consolidated shareholders' equity.

The consolidated statement of income includes companies acquired during the year from the time of acquisition. Companies sold during the year are excluded from the time of sale.

Shares in associated companies

Companies in which the Group's holding is at least 20 percent but no more than 49 percent of the voting rights are accounted for according to the equity accounting method.

The share in profits of associated companies is included in the consolidated statement of income in income after financial items. In cases where the cost of shares in an associated company exceeds equity in the acquired company at the time of acquisition, the difference, after analysis of the nature of the surplus value, has been amortized according to the same principles as consolidated goodwill, and has been charged against the share in profit of the associated company. The share in the income taxes of associated companies is included in the Group's tax expense. In the consolidated balance sheet, shareholdings in associated companies are accounted for at cost, adjusted for dividends and the share in profit after the date of acquisition. In determining the equity value, untaxed reserves have been allocated to shareholders' equity after deduction of estimated taxes.

The proportional method is applied when the share of ownership is 50 percent, so-called joint ventures. This method means that all statement of income and balance sheet items are carried in the consolidated statement of income and balance sheet in proportion to ownership.

Transfer pricing

Pricing of deliveries among Group companies is set using normal business principles. Internal income resulting from sales between Group companies is eliminated.

Goodwill

In cases where the cost of the shares in the acquired subsidiary exceeds acquired equity as computed above, the difference is allocated to goodwill in the balance sheet and is amortized according to plan. Consolidated goodwill is amortized at 5 to 20 percent annually, depending on the type of company acquired. Goodwill in companies in which customer contracts, systems or specially trained personnel constitute the greatest asset is amortized at 20 percent annually. Goodwill in well-established companies with independent, well-known brands is amortized at a rate of 10 percent annually. Goodwill in companies that also constitute strategic acquisitions with respect to either products or markets is amortized at 5 percent annually. All amortization is on a straight-line basis.

Restatement of foreign subsidiaries

The accounts of foreign subsidiaries have been translated into Swedish kronor in accordance with the current rate method.

Statements of income are translated using an average exchange rate based on the exchange rate prevailing on the last day of each month. This means that income for each individual month is not affected by foreign exchange fluctuations during subsequent periods.

Balance sheet items are translated using year-end exchange rates. Restatement differences arising in the translation of balance sheets are carried directly to shareholders' equity and thus do not affect income for the year. The restatement difference arising because statements of income are translated using the average rates, while balance sheets are translated using year-end rates, are carried directly to non-restricted shareholders' equity.

Where loans have been raised to reduce the Group's foreign exchange translation exposure in foreign net assets, exchange rate differences on such loans are offset against exchange rate differences arising in the translation of net foreign assets.

Foreign exchange rates

The exchange rates of the currencies used in the Group were as follows:

Country	Currency		Weighted average 2001	Dec. 2001	Weighted average 2000	Dec. 2000
Norway	NOK	100	115.73	118.35	104.59	107.15
Denmark	DKK	100	124.86	126.65	113.66	118.70
Finland	FIM	100	156.40	158.50	142.62	148.96
Germany	DEM	100	475.55	481.58	433.27	452.86
France	FRF	100	141.70	143.60	129.26	135.02
Great Britain	GBP	1	15.06	15.48	14.00	14.22
Spain	ESP	100	5.59	5.66	5.10	5.32
Switzerland	CHF	100	616.98	636.00	545.10	581.35
Austria	ATS	100	67.64	68.45	61.56	64.37
Portugal	PTE	100	4.64	4.70	4.23	4.42
Belgium	BEF	100	23.04	23.35	21.03	21.96
Netherlands	NLG	100	422.09	427.41	390.83	401.91
Hungary	HUF	100	3.63	3.82	3.25	3.24
Poland	PLN	1	2.55	2.69	2.13	2.30
Estonia	EEK	1	0.59	0.60	0.54	0.57
Czech Republic	CZK	1	0.28	0.29	0.24	0.25
USA	USD	1	10.44	10.58	9.39	9.54
Canada	CAD	1	6.72	6.69	6.24	6.36
Mexico	MXN	1	1.12	1.17	0.97	0.99
Argentina	ARS	1	10.54	10.59	–	–

Revenue recognition

The Group's revenue is generated from various types of security services and the sale of alarm products. Revenue from security services is reported in the period in which it is earned. Alarm installations are recognized in revenue in pace with their degree of completion, in accordance with the percentage of completion method. According to this method, revenue, expenses and income are reported in the period in which the work was implemented.

Valuation

Receivables and liabilities in foreign currency

In preparing the financial statements of individual companies, receivables and liabilities in foreign currency are translated using the year-end exchange rate.

Where the payment exchange rate for commercial receivables and liabilities has been hedged through a forward transaction, the forward rate is used. The premium or discount on the contract, which is the difference between the forward rate and the spot rate at the time of the contract, is reported in operating income.

Taxes

Provisions are made for all taxes expected to be levied on the income for the year, including deferred tax. Deferred tax is calculated in accordance with the liabilty method. Deferred tax is based on net changes in temporary differences between book values and taxable values of assets and liabilities. Deferred tax assets and deferred tax liabilities are calculated using the tax rates that are expected to apply in the years that temporary differences are likely to be reversed. The calculation of deferred tax liabilities and deferred tax assets is reported in the same way that the underlying transactions were reported at year-end.

A deferred tax asset and deferred tax liability are reported on all taxable temporary differences, provided it does not pertain to non-deductible goodwill or subsidiary shares.

A deferred tax asset is reported when it is expected that sufficient taxable income will arise against which the deferred tax asset can be offset. Deferred tax assets are valued at year-end, and any previously unvalued deferred tax asset is reported when it is expected that it can be utilized or is reduced when it is expected that it cannot be utilized wholly or in part against future taxable income.

Current taxes and deferred taxes are reported directly against shareholders' equity if the underlying transaction or event is reported directly against shareholders' equity in the period or previous period if it pertains to an adjustment of an opening balance of retained earnings due to a change in accounting principle or with regard to exchange rate differences in the translation of the balance sheets of foreign subsidiaries that are reported against shareholders' equity.

Provisions are allocated for estimated taxes on dividends from subsidiaries to the Parent Company in the subsequent year. Details are provided in a note on deferred tax liabilities that can be expected to arise on the remaining distributable reserves in subsidiaries.

The retroactive application of RR9 has resulted in a positive effect on shareholders' equity of MSEK 104.

Accounts receivable

Accounts receivable are reported net after provision for probable bad debts. Payments received in advance are reported under other current liabilities.

Inventories

Inventories are valued at the lower of cost and market at year-end according to the FIFO (first-in, first-out) method. A due deduction for obsolescence has been made.

Fixed assets

Intangible and tangible fixed assets are reported on the asset side of the balance sheet at cost less deduction for accumulated amortization and depreciation according to plan.

Depreciation and amortization

Depreciation and amortization is based on an asset's historical cost and is written off systematically over its estimated economic life. Straight-line depreciation is used for all types of assets as follows:

Intangible assets	5–25 percent
Machinery and equipment	10–25 percent
Buildings and land improvements	1.5–4 percent
Land	0 percent
Goodwill	5–20 percent

Leasing contracts

Financial leasing contracts are carried in the balance sheet as fixed assets and liabilities, and in the statement of income the contracts are split into depreciation and interest. Operational leasing contracts are reported in the statement of income as an operating expense.

Notes to the Financial Statements

NOTE 1 DIVISIONAL OVERVIEW

MSEK	Sales			Operating income			Operating capital employed as % of sales [1]			Capital employed[2]			Return on capital employed, %		
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Security Services USA	27,922	16,976	5,080	1,577	926	211	0	10	9	10,251	12,239	3,367	15	8	6
Security Services Europe	19,745	16,059	13,982	1,333	1,098	883	10	9	8	6,101	5,808	4,721	22	19	19
Security Systems USA and Europe	3,388	3,102	2,897	218	151	271	24	23	21	1,496	1,280	1,207	15	12	22
Direct Europe	1,018	762	560	113	91	71	35	28	23	390	242	151	29	38	47
Cash Handling Services USA and Europe	8,291	3,908	3,127	614	294	194	27	41	41	6,256	2,308	1,574	10	13	12
Total	**60,364**	**40,807**	**25,646**	**3,855**	**2,560**	**1,630**	**9**	**13**	**12**	**24,494**	**21,877**	**11,020**	**16**	**12**	**15**

[1] Adjusted for full year sales of acquired units.
[2] Excluding shares in associated companies.

NOTE 2 SALES BY COUNTRY AND DIVISION

MSEK	Security Services USA			Security Services Europe			Security Systems USA and Europe			Direct Europe			Cash Handling Services USA and Europe		
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Sweden	–	–	–	2,242.1	2,042.3	1,884.6	1,019.0	1,022.2	1,046.6	244.7	208.5	158.7	461.7	377.6	298.8
Norway	–	–	–	1,080.4	878.8	872.2	364.8	308.0	320.8	190.9	166.4	125.1	175.1	143.8	144.1
Denmark	–	–	–	215.9	152.0	142.0	150.5	138.3	138.9	56.7	44.9	30.9	74.4	90.4	78.4
Finland	–	–	–	698.3	570.6	537.7	350.6	289.7	295.9	33.7	29.5	10.1	132.0	82.9	62.3
Germany	–	–	–	3,598.4	3,272.6	3,343.6	–	–	–	1.0	0.3	–	1,213.1	787.3	601.3
France	–	–	–	4,231.0	3,702.2	3,862.1	474.0	381.1	340.8	127.8	105.3	95.5	236.8	162.2	145.3
Great Britain	–	–	–	1,079.0	683.3	320.9	–	–	–	–	–	–	1,773.3	1,277.0	1,129.1
Spain	–	–	–	2,146.9	1,671.3	1,319.5	328.4	238.5	180.5	345.5	193.9	117.2	828.2	427.2	225.4
Switzerland	–	–	–	426.5	331.4	306.4	–	–	–	30.4	26.2	22.6	74.7	56.4	43.5
Austria	–	–	–	143.3	125.6	136.1	–	–	–	–	–	–	196.3	141.8	142.6
Portugal	–	–	–	885.9	726.6	605.0	166.7	122.1	108.8	0.5	–	–	289.2	203.7	171.1
Belgium	–	–	–	1,251.6	955.4	197.7	–	–	–	–	–	–	–	–	–
Netherlands	–	–	–	196.6	54.7	–	–	–	–	–	–	–	–	–	–
Hungary	–	–	–	56.4	49.0	53.6	–	–	–	–	–	–	60.0	48.9	44.7
Poland	–	–	–	219.0	139.0	88.8	–	–	–	–	–	–	62.3	39.0	12.7
Estonia	–	–	–	56.4	49.2	45.8	–	–	–	–	–	–	6.0	5.0	4.6
Czech Republic	–	–	–	77.6	66.5	53.3	–	–	–	–	–	–	12.3	2.4	1.2
USA	27,921.5	16,975.6	5,080.4	–	–	–	570.6	644.8	505.3	–	–	–	2,767.0	–	–
Canada	–	–	–	1,024.5	675.4	338.4	–	–	–	–	–	–	–	95.9	63.3
Mexico	–	–	–	246.2	184.2	110.4	–	–	–	–	–	–	–	–	–
Argentina	–	–	–	121.1	–	–	–	–	–	–	–	–	–	–	–
Elimination	–	–	–	−252.6	−271.1	−236.6	−36.2	−42.5	−40.6	−13.2	−13.0	–	−71.2	−33.8	−41.1
Group	**27,921.5**	**16,975.6**	**5,080.4**	**19,744.5**	**16,059.0**	**13,981.5**	**3,388.4**	**3,102.2**	**2,897.0**	**1,018.0**	**762.0**	**560.1**	**8,291.2**	**3,907.7**	**3,127.3**

NOTE 3 OPERATING EXPENSES

Audit fees and reimbursements

SEK	Group		Parent Company	
	2001	2000	2001	2000
PricewaterhouseCoopers				
– audit assignments	24,746.0	14,144.1	2,150.0	1,442.0
– other assignments	15,211.0	6,148.1	937.0	650.0
	39,957.0	**20,292.2**	**3,087.0**	**2,092.0**
Other auditors				
— audit assignments	4,512.0	5,147.2	–	–
	4,512.0	**5,147.2**	–	–
	44,469.0	**25,439.4**	**3,087.0**	**2,092.0**

Operating leasing contracts

Leasing fees paid during the year under operating leases for buildings and vehicles amount to MSEK 526.2 (507.0) in the Group. The nominal value of contractual future leasing fees is distributed as follows:

MSEK	2001	2000
Maturity <1 years	414.6	527.7
Maturity 1–5 years	1,098.3	1,026.1
Maturity >5 years	1,043.6	777.8

Financial leasing is limited in scope.

NOTE 4 PERSONNEL

Average number of employees; distribution between women and men

Group	Women 2001	Women 2000	Women 1999	Men 2001	Men 2000	Men 1999	Total 2001	Total 2000	Total 1999
Sweden	1,555	1,520	1,369	4,734	4,817	4,573	6,289	6,337	5,942
Norway	706	652	632	2,068	2,005	2,047	2,774	2,657	2,679
Denmark	112	122	154	419	454	635	531	576	789
Finland	687	597	524	1,862	1,791	1,671	2,549	2,388	2,195
Germany	2,661	3,630	2,294	12,571	11,262	12,239	15,232	14,892	14,533
France	2,789	2,740	2,584	16,451	16,066	17,017	19,240	18,806	19,601
Great Britain	1,404	839	597	6,475	6,792	3,826	7,879	7,631	4,423
Spain	2,940	2,072	2,065	11,633	10,998	7,802	14,573	13,070	9,867
Switzerland	135	99	109	814	745	673	949	844	782
Austria	148	120	184	890	706	692	1,038	826	876
Portugal	996	1,006	799	6,307	6,572	5,813	7,303	7,578	6,612
Belgium	546	520	468	3,066	2,916	2,223	3,612	3,436	2,691
Netherlands	118	82	–	462	311	–	580	393	–
Hungary	106	71	23	653	537	700	759	608	723
Poland	286	293	186	2,148	2,184	1,219	2,434	2,477	1,405
Estonia	78	66	63	519	522	502	597	588	565
Czech Republic	218	186	234	1,161	1,117	996	1,379	1,303	1,230
USA	28,254	30,146	9,831	82,888	80,242	25,649	111,142	110,388	35,480
Canada	544	757	490	4,878	5,080	2,713	5,422	5,837	3,203
Mexico	226	197	221	2,239	1,954	2,125	2,465	2,151	2,346
Argentina	103	–	–	941	–	–	1,044	–	–
Ireland	3	3	2	5	5	2	8	8	4
Total	**44,615**	**45,718**	**22,829**	**163,184**	**157,076**	**93,117**	**207,799**	**202,794**	**115,946**
Of which Parent Company:									
Sweden	13	14	17	11	7	15	24	21	32

Staff costs for Board of Directors and Presidents

Group MSEK	2001 Salaries	2001 Soc. benef.	2001 (of which pension)	2000 Salaries	2000 Soc. benef.	2000 (of which pension)	1999 Salaries	1999 Soc. benef.	1999 (of which pension)	Of which bonuses 2001	Of which bonuses 2000	Of which bonuses 1999
Sweden	31.8	12.0	(2.2)	31.9	14.1	(2.0)	20.7	10.0	(1.9)	8.3	7.3	8.0
Norway	2.4	0.4	(0.1)	1.2	0.2	(0.1)	1.5	0.3	(0.0)	0.4	0.3	0.4
Denmark	3.7	0.3	(0.3)	1.9	0.1	(0.1)	3.0	0.0	(0.0)	0.5	0.0	0.0
Finland	6.1	1.1	(0.6)	1.8	0.4	(0.1)	1.2	0.3	(0.2)	0.8	0.0	0.4
Germany	10.1	4.1	(3.5)	3.9	0.3	(0.0)	5.4	0.2	(0.2)	3.8	1.4	2.8
France	22.1	18.4	(0.0)	13.4	5.7	(0.0)	14.2	6.5	(0.0)	4.2	3.8	3.4
Great Britain	27.4	3.6	(0.7)	8.4	1.4	(0.4)	11.3	1.8	(0.5)	10.7	–	5.1
Spain	6.7	0.3	(0.0)	4.3	0.1	(0.0)	1.7	0.1	(0.0)	1.6	1.8	0.5
Switzerland	2.9	0.2	(0.2)	2.0	0.4	(0.1)	1.8	0.3	(0.2)	0.0	–	0.0
Austria	4.7	1.4	(0.2)	4.1	2.2	(1.1)	3.7	1.6	(0.6)	0.6	0.2	0.2
Portugal	5.1	0.8	(0.0)	2.4	0.4	(0.0)	2.5	0.4	(0.0)	0.0	–	1.0
Belgium	4.3	1.0	(0.6)	3.4	2.0	(0.4)	0.5	0.3	(0.1)	1.8	1.1	–
Netherlands	1.4	0.3	(0.2)	0.5	0.2	(0.1)	–	–	–	0.3	–	–
Hungary	0.0	0.0	(0.0)	0.3	0.1	(0.0)	0.3	0.1	(0.0)	0.0	–	0.0
Poland	2.6	0.1	(0.1)	2.5	0.1	(0.1)	2.0	0.1	(0.0)	0.0	0.1	0.3
Estonia	0.7	0.2	(0.0)	0.9	0.3	(0.0)	0.9	0.3	(0.0)	0.0	–	0.0
Czech Republic	0.1	0.0	(0.0)	0.6	0.3	(0.0)	1.4	0.5	(0.3)	0.0	0.0	0.0
USA	23.7	3.5	(1.9)	7.1	2.5	(1.6)	6.7	3.3	(3.3)	7.3	0.6	0.0
Canada	2.7	1.5	(1.2)	2.2	0.2	(0.0)	1.8	0.1	(0.0)	0.8	0.6	0.9
Mexico	1.7	0.0	(0.0)	1.7	0.0	(0.0)	0.6	0.0	(0.0)	0.0	0.0	0.0
Argentina	0.1	0.0	(0.0)	–	–	–	–	–	–	0.0	–	–
Ireland	2.2	0.6	(0.4)	0.0	0.0	(0.0)	0.0	0.0	(0.0)	0.4	–	–
Total	**162.5**	**49.8**	**(12.2)**	**94.5**	**31.0**	**(6.1)**	**81.2**	**26.2**	**(7.3)**	**41.5**	**17.2**	**23.0**
Of which Parent Company:												
Sweden	24.0	9.0	(2.2)	23.0	9.9	(1.5)	12.8	5.7	(0.8)	4.9	3.8	4.7

NOTE 4 PERSONNEL CONT.

Staff costs for other employees

Group	2001			2000			1999		
MSEK	Salaries	Soc. benef.	(of which pension)	Salaries	Soc. benef.	(of which pension)	Salaries	Soc. benef.	(of which pension)
Sweden	1,573.0	660.6	(121.5)	1,446.8	602.3	(50.8)	1,309.0	553.0	(97.9)
Norway	874.6	239.1	(15.0)	727.4	202.3	(20.1)	722.4	186.5	(17.9)
Denmark	233.7	10.2	(10.2)	207.2	7.6	(7.6)	183.6	6.8	(6.8)
Finland	543.2	127.8	(83.4)	455.3	103.5	(64.3)	401.5	89.5	(52.7)
Germany	2,603.9	1,100.6	(0.3)	2,809.1	563.3	(1.2)	2,645.8	432.5	(2.2)
France	2,688.3	1,075.1	(0.0)	2,650.5	796.0	(661.6)	2,132.5	1,155.0	(0.1)
Great Britain	1,136.3	191.8	(21.0)	666.8	93.0	(10.4)	877.8	96.2	(24.2)
Spain	2,050.5	565.8	(0.0)	1,598.9	424.7	(0.0)	1,098.3	290.8	(0.0)
Switzerland	408.3	12.2	(12.2)	282.1	52.0	(9.4)	231.1	45.2	(7.6)
Austria	177.4	52.6	(0.3)	148.2	44.0	(0.2)	120.1	57.9	(0.2)
Portugal	726.8	149.2	(0.0)	615.5	129.7	(0.0)	478.2	103.5	(0.0)
Belgium	663.5	416.0	(62.8)	601.7	344.4	(58.5)	102.4	66.3	(9.0)
Netherlands	128.7	31.8	(2.2)	31.7	4.9	(0.5)	–	–	–
Hungary	28.6	13.9	(0.0)	15.2	6.8	(0.0)	16.2	8.1	(0.0)
Poland	150.3	30.6	(30.6)	97.8	18.7	(13.2)	57.2	11.7	(11.7)
Estonia	22.8	6.8	(0.0)	19.0	5.6	(0.0)	25.5	5.8	(0.0)
Czech Republic	9.6	3.1	(0.0)	7.7	4.1	(0.0)	27.5	9.9	(6.9)
USA	22,764.2	3,446.5	(54.6)	12,592.0	1,662.4	(50.8)	3,861.9	6.6	(6.6)
Canada	760.7	164.0	(8.6)	517.0	78.4	(7.3)	303.8	50.6	(5.3)
Mexico	157.9	31.6	(0.5)	108.4	21.8	(0.3)	25.2	5.5	(0.4)
Argentina	7.0	0.0	(0.0)	–	–	–	–	–	–
Ireland	2.6	0.4	(0.1)	3.7	0.7	(0.4)	2.1	0.5	(0.3)
Total	**37,711.9**	**8,329.7**	**(423.3)**	**25,602.0**	**5,166.2**	**(956.6)**	**14,622.1**	**3,181.9**	**(249.8)**
Of which Parent Company:									
Sweden	25.1	11.1	(2.3)	16.2	7.2	(1.5)	25.6	10.3	(1.5)

Total staff costs: Board of Directors, Presidents and other employees

Group	2001			2000			1999		
MSEK	Salaries	Soc. benef.	(of which pension)	Salaries	Soc. benef.	(of which pension)	Salaries	Soc. benef.	(of which pension)
Sweden	1,604.8	672.6	(123.7)	1,478.7	616.4	(52.8)	1,329.7	563.0	(99.8)
Norway	877.0	239.5	(15.2)	728.6	202.5	(20.2)	723.9	186.8	(17.9)
Denmark	237.4	10.5	(10.5)	209.1	7.7	(7.7)	186.6	6.8	(6.8)
Finland	549.3	128.8	(84.0)	457.1	103.9	(64.4)	402.7	89.8	(52.9)
Germany	2,614.0	1,104.7	(3.7)	2,813.0	563.6	(1.2)	2,651.2	432.7	(2.4)
France	2,710.4	1,093.5	(0.0)	2,663.9	801.7	(661.6)	2,146.7	1,161.5	(0.1)
Great Britain	1,163.7	195.5	(21.7)	675.2	94.4	(10.8)	889.1	98.0	(24.7)
Spain	2,057.2	566.1	(0.0)	1,603.2	424.8	(0.0)	1,100.0	290.9	(0.0)
Switzerland	411.1	12.4	(12.4)	284.1	52.4	(9.5)	232.9	45.5	(7.8)
Austria	182.1	54.0	(0.4)	152.3	46.2	(1.3)	123.8	59.5	(0.8)
Portugal	731.9	149.9	(0.0)	617.9	130.1	(0.0)	480.7	103.9	(0.0)
Belgium	667.8	417.0	(63.4)	605.1	346.4	(58.9)	102.9	66.6	(9.1)
Netherlands	130.1	32.1	(2.4)	32.2	5.1	(0.6)	–	–	–
Hungary	28.6	13.9	(0.0)	15.5	6.9	(0.0)	16.5	8.2	(0.0)
Poland	152.9	30.7	(30.7)	100.3	18.8	(13.3)	59.2	11.8	(11.7)
Estonia	23.5	7.0	(0.0)	19.9	5.9	(0.0)	26.4	6.1	(0.0)
Czech Republic	9.6	3.1	(0.0)	8.3	4.4	(0.0)	28.9	10.4	(7.2)
USA	22,787.9	3,450.0	(56.5)	12,599.1	1,664.9	(52.4)	3,868.6	9.9	(9.9)
Canada	763.5	165.6	(9.8)	519.2	78.6	(7.3)	305.6	50.7	(5.3)
Mexico	159.7	31.6	(0.5)	110.1	21.8	(0.3)	25.8	5.5	(0.4)
Argentina	7.1	0.0	(0.0)	–	–	–	–	–	–
Ireland	4.9	1.0	(0.4)	3.7	0.7	(0.4)	2.1	0.5	(0.3)
Total	**37,874.5**	**8,379.5**	**(435.3)**	**25,696.5**	**5,197.2**	**(962.7)**	**14,703.3**	**3,208.1**	**(257.1)**
Of which Parent Company:									
Sweden	49.1	20.1	(4.5)	39.2	17.1	(3.0)	38.4	16.0	(2.3)

Benefits for senior management

Chairman of the Board

For the 2001 financial year, the Chairman of the Board received a fee of SEK 500 thousand. The Chairman of the Board has no pension benefits or severance agreement.

President and Chief Executive Officer

For the 2001 financial year, the President and CEO received a salary of SEK 5,040 thousand and a bonus based on 2001 profit of SEK 7,560 thousand. Furthermore, the President and CEO reached agreement in 1998 with the Board of Directors and principal owner on a long-term bonus program based on the market performance of the Securitas share. After consultation with the Swedish Shareholders' Association and large Swedish institutional investors, this program was discontinued in 1999 and the balance was transferred to a one-time insurance policy. Securitas has incurred no further expenses in this respect. The value of this policy corresponds to 1,220,118 Securitas shares and can be paid out no earlier than June 30, 2006, provided that the President and CEO remains in his position at least until December 31, 2004. If the President and CEO remains in his position beyond year-end 2004, the insurance will be calculated 18 months after his employment ends.

If terminated by the company, the President and CEO is entitled to a severance payment equivalent to 12 months' salary as well as the earned portion of the insurance. The President and CEO has no pension benefits.

Other members of Group Management
Other members of Group Management, consisting of nine persons, received salaries of SEK 43,582 thousand during the financial year, along with bonuses based on 2001 profit of SEK 19,948 thousand. Amund Skarholt, Håkan Winberg, Tore K. Nilsen and Juan Vallejo also have the same type of insurance as the President, corresponding in value to a total of 1,370,367 Securitas shares. Provided that these executives remain employed by Securitas at least until December 31, 2002, the value of the policy will be paid out. In other respects, members of Group Management are entitled to pension benefits in accordance with the ITP plan or its equivalent in their homecountry.If terminated by the company, members of Group Management have the right to a severance payment equivalent to 12–24 months' salary as well as the earned portion of the share-related insurance and any pension benefits.

NOTE 5 DEPRECIATION AND AMORTIZATION (excl. goodwill)

Group , MSEK	2001	2000	1999
Intangible rights	38.8	35.5	23.8
Intangible assets	9.8	8.6	5.5
Machinery	716.3	519.5	444.3
Equipment	534.9	324.4	233.8
Buildings	77.4	54.2	46.9
Total depreciation and amortization (excl. goodwill)	**1,377.2**	**942.2**	**754.3**

NOTE 6 NET FINANCIAL ITEMS

Group, MSEK	2001	2000	1999
Interest income	329.5	287.8	150.9
Interest expense	–1,136.3	–771.5	–258.9
Net interest income	–806.8	–483.7	–108.0
Dividend	0.3	0.1	8.7
Other financial income and expenses	–85.7	–30.6	–11.5
Share in profits of associated companies	29.4	24.8	–
Net financial items	**–862.8**	**–489.4**	**–110.8**

The share in profits of associated companies relates to the Group's share in Loomis Fargo Inc. through May 15, 2001.

NOTE 7 TAXES

Group , MSEK	2001	2000	1999
Tax on income before taxes			
– current taxes	–548.3	–359.0	–334.5
– deferred taxes	–170.0	–153.0	18.0
Total	**–718.3**	**–512.0**	**–316.5**

Provisions have been allocated in the Group for estimated taxes on expected dividends from subsidiaries to the Parent Company in the subsequent year. No allocations have been made for tax charges that may arise from the distribution of the remaining distributable reserves in subsidiaries and are estimated at MSEK 145 (primarily Securitas Treasury Ireland).

	2001	2000	1999
Deferred tax assets	2,295.0	1,654.6	990.1
Deferred tax liabilities	528.5	369.2	185.1
Net deferred tax assets/liabilities	**1,766.5**	**1,285.4**	**805.0**
Current tax assets	404.4	181.4	154.1
Current tax liabilities	396.5	939.8	400.8

Deferred tax assets and deferred tax liabilities, gross, were attributable to:

Deferred tax assets	2001	2000	1999
Pension provisions and staff-related liabilities	627.0	502.0	368.9
Liability insurance-related reserves	475.2	346.9	70.9
Tax loss carryforwards	432.1	252.5	114.1
Tax-deductible goodwill	292.5	294.7	284.9
Machinery and equipment	58.0	110.8	23.7
Other temporary differences	410.2	147.7	127.6
Total deferred tax assets	**2,295.0**	**1,654.6**	**990.1**

Deferred tax liabilities	2001	2000	1999
Pension provisions and staff-related liabilities	192.7	152.5	0.0
Machinery and equipment	159.5	184.6	140.5
Other temporary differences	176.3	32.1	44.6
Total deferred tax liabilities	**528.5**	**369.2**	**185.1**
Deferred tax assets/liabilities, net	**1,766.5**	**1,285.4**	**805.0**

Income tax
The Swedish corporate tax rate was 28% in 2001, 2000 and 1999. The total tax rate on income before taxes was 37.8% (37.5% and 28.4%). The main difference between the tax charge prescribed by Swedish law and the actual tax charge faced by the Group was as follows:

	2001	%	2000	%	1999	%
Tax based on Swedish tax rate	–533	*–28.0*	–382	*–28.0*	–312	*–28.0*
Difference between tax rate in Sweden and weighted tax rates for foreign subsidiaries	64	*3.4*	100	*7.3*	12	*1.1*
Permanent differences						
Goodwill amortization	–365	*–19.2*	–250	*–18.3*	–111	*–9.9*
Other permanent differences	46	*2.4*	20	*1.5*	41	*3.7*
Tax loss carryforwards utilized but not valued	70	*3.7*	0	*0.0*	54	*4.8*
Actual tax charge	**–718**	***–37.8***	**–512**	***–37.5***	**–316**	***–28.4***

Tax loss carryforwards
The Parent Company in Sweden and certain subsidiaries, primarily in Germany, the U.S. and Spain, had tax loss carryforwards of MSEK 1,470, (MSEK 686 and 382) as of December 31, 2001. These tax loss carryforwards expire as follows:

2002	11
2003	8
2004	49
2005	66
2006	3
2007 and later	1,333

On December 31, 2001, the total tax loss carryforwards generated deferred tax claims of MSEK 432. The tax loss carryforwards can be utilized to reduce future taxable income. Their future utilization does not mean a lower tax charge for the Group.

The Group has adapted its reporting to recommendation RR9 of the Swedish Financial Accounting Standards Council on income taxes, which has resulted in an adjustment in the opening balance of deferred tax assets for unvalued tax loss carryforwards of MSEK 104 for 2001, 2000 and 1999. The adjustment has been reported directly against shareholders' equity.

NOTE 8 ACQUISITIONS AND DIVESTMENTS

Group, MSEK	Acquisition price	Other effect on net debt	Total	Goodwill	Of which Operating capital employed	Associated companies	Remaining restructuring reserves
Acquisitions and divestments completed in 1999* and 2000*							
Total reported, excl. Loomis	–11,398.4	–3,456.6	–14,855.0	–11,631.4	–3,223.6	–	–
Less reported 1999 and 2000	11,398.4	3,484.3	14,882.7	11,365.2	3,517.5	–	–
Total reported 2001	–	27.7	27.7	–266.2	293.9	–	126.4
Acquisitions and divestments completed in 2001*							
Total reported Loomis 2000 – 2001	–1,536.8	–1,584.9	–3,121.7	–2,675.1	–446.6	–	31.9
Less reported Loomis 2000	457.6	–	457.6	–	–	457.6	–
Total reported Loomis 2001	–1,079.2	–1,584.9	–2,664.1	–2,675.1	–446.6	457.6	31.9
Other acquisitions and divestments completed in 2001	–267.1	–98.0	–365.1	–330.4	–34.7	–	–
Total acquisitions and divestments 2001	**–1,346.3**	**–1,655.2**	**–3,001.5**	**–3,271.7**	**–187.4**	**457.6**	**158.3**

* All acquisition calculations including Loomis, have been finalized as of December 31, 2001.

NOTE 9 GOODWILL

Group, MSEK	2001	2000	1999
Opening balance	16,878.3	8,155.4	5,198.7
Capital expenditures/divestitures	3,271.7	8,195.4	3,341.8
Translation difference	1,480.2	527.5	–385.1
Closing accumulated balance	21,630.2	16,878.3	8,155.4

Group, MSEK	2001	2000	1999
Opening amortization	–1,744.6	–977.0	–634.7
Amortization for the year	–1,089.8	–707.4	–403.9
Translation difference	–155.9	–60.2	61.6
Closing accumulated amortization	–2,990.3	–1,744.6	–977.0
Closing residual value	**18,639.9**	**15,133.7**	**7,178.4**

NOTE 10 OTHER INTANGIBLE FIXED ASSETS

	Group						Parent Company		
	Intangible rights			Other intangible assets			Intangible rights		
MSEK	2001	2000	1999	2001	2000	1999	2001	2000	1999
Opening balance	275.2	224.6	201.5	98.2	102.5	81.6	17.2	17.2	3.1
Capital expenditures	33.7	29.7	34.0	15.7	12.7	24.1	–	–	17.2
Sales/disposals	–13.0	–11.7	–8.4	–1.9	–24.8	–3.0	–	–	–3.1
Reclassification	7.8	29.7	3.5	8.1	4.4	7.1	–	–	–
Translation difference	8.4	2.9	–6.0	5.3	3.4	–7.3	–	–	–
Closing accumulated balance	312.1	275.2	224.6	125.4	98.2	102.5	17.2	17.2	17.2
Opening amortization	–52.3	–23.2	–8.4	–35.8	–28.2	–28.3	–1.7	–	–3.1
Sales/disposals	9.6	8.1	5.9	0.9	2.9	2.0	–	–	3.1
Reclassification	–2.9	0.9	–1.0	–6.2	–0.7	1.0	–	–	–
Amortization for the year	–38.8	–35.5	–23.8	–9.8	–8.6	–5.5	–1.7	–1.7	–
Translation difference	–4.7	–2.6	4.1	–2.1	–1.2	2.6	–	–	–
Closing accumulated amortization	–89.1	–52.3	–23.2	–53.0	–35.8	–28.2	–3.4	–1.7	–
Closing residual value	**223.0**	**222.9**	**201.4**	**72.4**	**62.4**	**74.3**	**13.8**	**15.5**	**17.2**

NOTE 11 TANGIBLE FIXED ASSETS

	Buildings and land			Machinery			Equipment		
Group, MSEK	2001	2000	1999	2001	2000	1999	2001	2000	1999
Opening balance	1,201.2	1,134.2	1,200.3	3,329.0	2,558.4	2,340.1	1,791.2	1,323.2	768.2
Capital expenditures	611.6	322.4	163.0	1,439.0	902.2	694.2	694.0	592.6	602.9
Sales/disposals	–53.7	–270.6	–95.0	–330.5	–174.4	–208.8	–296.4	–206.0	–182.1
Reclassification	–34.7	–23.1	–44.2	153.3	–30.0	–134.0	122.5	24.0	172.3
Translation difference	89.5	38.3	–89.9	226.6	72.8	–133.1	129.5	57.4	–38.1
Closing accumulated balance	1,813.9	1,201.2	1,134.2	4,817.4	3,329.0	2,558.4	2,440.8	1,791.2	1,323.2
Opening depreciation	–239.5	–213.2	–198.3	–1,636.8	–1,197.4	–1,125.5	–753.3	–525.3	–337.2
Sales/disposals	21.5	41.2	6.8	260.6	131.6	165.9	247.0	127.7	159.7
Reclassification	–40.6	–2.3	7.0	–120.5	–	124.1	–86.8	–2,9	–135.8
Depreciation for the year	–77.4	–54.2	–46.9	–716.3	–519.5	–444.3	–534.9	–324.4	–233.8
Translation difference	–23.4	–11.0	18.2	–129.3	–51.5	82.4	–60.2	–28.4	21.8
Closing accumulated depreciation	–359.4	–239.5	–213.2	–2,342.3	–1,636.8	–1,197.4	–1,188.2	–753.3	–525.3
Closing residual value	**1,454.5**	**961.7**	**921.0**	**2,475.1**	**1,692.2**	**1,361.0**	**1,252.6**	**1,037.9**	**797.9**

Parent Company, MSEK	Buildings and land 2001	2000	1999	Machinery 2001	2000	1999	Equipment 2001	2000	1999
Opening balance	9.8	9.8	9.8	0.6	0.6	0.6	7.7	8.4	7.2
Capital expenditures	–	–	–	–	–	–	0.6	1.2	1.4
Sales/disposals	–9.8	–	–	–	–	–	–	–1.9	–0.2
Closing accumulated balance	–	9.8	9.8	0.6	0.6	0.6	8.3	7.7	8.4
Opening depreciation	–1.0	–0.8	–0.6	–0.5	–0.5	–0.5	–4.9	–5.3	–4.3
Sales/disposals	1.1	–	–	–	–	–	–	1.6	0.2
Depreciation for the year	–0.1	–0.2	–0.2	–0.1	–	–	–0.9	–1.2	–1.2
Closing accumulated depreciation	–	–1.0	–0.8	–0.6	–0.5	–0.5	–5.8	–4.9	–5.3
Closing residual value	–	**8.8**	**9.0**	–	**0.1**	**0.1**	**2.5**	**2.8**	**3.1**

NOTE 12 SHARES IN SUBSIDIARIES*

Name of subsidiary	Corporate registration no.	Domicile	Number of shares	% of share capital	% of voting rights	Book value Parent Company
Securitas Nordic Holding AB	556248-3627	Stockholm	1,000,000	100	100	3,978.3
Securitas Deutschland Holding GmbH		Düsseldorf	20,000	100	100	2,345.2
Securitas France Holding S.A.		Paris	1,010,143	100	100	1,726.3
Securitas Holding UK Ltd		London	659,879	100	100	804.9
Securitas Services International BV		Amsterdam	25,000	100	100	572.2
Protectas S.A.		Lausanne	50,000	100	100	36.8
Securitas Werttransporte GmbH		Vienna	–	99	99	57.1
Securitas Sicherheitsdienstleistungen GmbH		Vienna	100	100	100	58.3
Securitas Serviços e Tecnologia de Seguranca S.A.		Lisbon	350,000	100	100	79.6
Securis N V		Brussels	1,000	100	100	272.8
Moolenheuvel Beheer BV		Amsterdam	72	100	100	67.3
Securitas Hungária RT		Budapest	47,730	100	100	39.3
Securitas Polska Sp z o o		Warsaw	29,700	100	100	14.5
Securitas C I T Sp z o o		Warsaw	38,472	100	100	8.4
Securitas Eesti AS		Tallinn	1,371	100	100	32.1
Securitas CR s r o		Prague	100	100	100	8.8
Securitas Holdings Inc		Los Angeles	100	100	100	3,355.7
Securitas Canada Ltd		Montreal	4,004	100	100	85.6
Grupo Securitas Mexico, S.A. de C.V.		Monterrey	5,000	100	100	14.5
Organizacion Fiel S.A.		Buenos Aires	7,200	60	60	32.7
Securitas Direct International AB	556222-9012	Linköping	109,000	100	100	29.1
Securitas Treasury Ireland Ltd		Dublin	21,075,470	100	100	13,546.9
Securitas Rental AB	556376-3829	Stockholm	500	100	100	3.6
Other holdings						5.2
Total shares in subsidiaries						**27,175.2**

* A complete list may be obtained from the Parent Company.

NOTE 13 SHARES IN ASSOCIATED COMPANIES

Group	Domicile	Share of equity
Belgacom Alert Services Holding NV	Brussels	5%

The difference between the consolidated book value and the Group's share in the shareholders' equity of associated companies was MSEK 9.

NOTE 14 OTHER FIXED ASSETS

Group, MSEK	2001	2000	1999
Pension balances	737.2	639.0	140.5
Other fixed assets	452.8	924.2	370.8
Total other fixed assets	**1,190.0**	**1,563.2**	**511.3**

NOTE 15 OTHER RECEIVABLES

Group, MSEK	2001	2000	1999
Current tax claims	404.4	181.4	154.1
Prepaid expenses and accrued income	1,150.6	520.9	283.3
Other items	739.3	706.1	300.1
Total other receivables	**2,294.3**	**1,408.4**	**737.5**

NOTE 16 INTEREST-BEARING CURRENT ASSETS

The net position in Group country cashpool accounts is reported as Cash and bank deposits in the consolidated balance sheet. Utilized internal credits are reported under Group account bank overdraft in the Parent Company's balance sheet. Short-term investments refer to fixed interest rate bank deposits with a maturity of less than 12 months, valued at cost.

NOT 17 PLEDGED ASSETS

Group, MSEK	2001	2000	1999
Real estate mortgages	**39.3**	**31.4**	**37.3**

Parent Company, MSEK	2001	2000	1999
Pledged assets	**None**	**None**	**None**

NOTE 18 SUBORDINATED CONVERTIBLE DEBENTURE LOAN

The loan carries a variable interest rate equivalent to 12-month STIBOR less 0.25 percent and runs from April 24, 1998 to February 28, 2003. Interest expenses on the loan were charged against net income for the year in the amount of MSEK 14.2. Conversion to Series B shares may be requested during the period May 30, 2001 to January 31, 2003. The conversion price is SEK 79.50 per share, which corresponds to a maximum of 8,805,031 Series B shares.

In 2001, a total of MSEK 379, corresponding to 4,763,004 shares, was converted.

NOTE 19 CHANGES IN SHAREHOLDERS' EQUITY

Group, MSEK	Share capital	Restricted reserves	Non-restricted reserves	Total
Opening balance acc. to adopted balance sheet	356.3	7,414.0	2,184.9	9,955.2
Effect of change in accounting principle	–	–	104.0	104.0
Opening balance adjusted in acc. with new principle	356.3	7,414.0	2,288.9	10,059.2
Dividend paid	–	–	–427.6	–427.6
Conversion	4.8	373.9	–	378.7
Net income for the year	–	–	1,182.7	1,182.7
Transfer between restricted and non-restricted reserves	–	–394.3	394.3	–
Translation differences	–	697.6	45.7	743.3
Closing balance	**361.1**	**8,091.2**	**3,484.0**	**11,936.3**

Recommendation RR9 of the Swedish Financial Accounting Standards Council on income taxes has been implemented as of 2001. The change in principle has led to an increase in the opening shareholders' equity balance of MSEK 104.

Parent Company, MSEK	Share capital	Legal reserve	Premium reserve	Non-restricted equity	Total
Opening balance	356.3	695.2	5,981.3	12,856.6	19,889.4
Dividend paid	–	–	–	–427.6	–427.6
Conversion	4.8	–	373.9	–	378.7
Net income for the year	–	–	–	–291.8	–291.8
Closing balance	**361.1**	**695.2**	**6,355.2**	**12,137.2**	**19,548.7**

Number of shares outstanding December 31, 2001

Series A	17,142,600	each with a par value of SEK 1.00	17.1
Series B	343,938,721	each with a par value of SEK 1.00	344.0
Total	**361,081,321**		**361.1**

DEVELOPMENT OF SHARE CAPITAL

Year	Transaction	Number of shares	SEK
1987	Opening capital	200,000	20,000,000
1989	Non-cash issue	285,714	28,571,400
1989	New issue	342,856	34,285,600
1989	Split 50:1	17,142,800	34,285,600
1989	Stock dividend	17,142,800	85,714,000
1992	Rights issue	22,142,800	110,714,000
1993	Conversion	23,633,450	118,167,250
1994	Non-cash issue (Spain)	24,116,450	120,582,250
1996	Split 3:1[1]	72,349,350	120,582,250
1996	Rights issue[1]	72,349,350	144,698,700
1996	Conversion	72,697,739	145,395,478
1997	Conversion	73,206,315	146,412,630
1998	Conversion	73,439,693	146,879,386
1998	Rights issue[2]	73,439,693	293,758,772
1998	Split 4:1[2]	293,758,772	293,758,772

Year	Transaktion	Number of shares	SEK
1998	New issue Raab Karcher	308,114,828	308,114,828
1998	New issue Proteg	325,104,472	325,104,472
1998	Conversion	325,121,812	325,121,812
1999	Conversion	327,926,707	327,926,707
1999	New issue	355,926,707	355,926,707
1999	Conversion	356,318,317	356,318,317
2001	Conversion[3]	361,081,321	361,081,321
2002	Conversion[4]	361,313,970	361,313,970
2003	Non-converted debentures [5]	365,123,348	365,123,348

[1] A 3:1 split was effected in 1996, as was a stock dividend, changing the par value of the share from SEK 5 to SEK 2.
[2] A 4:1 split was effected in 1998, as was a stock dividend, changing the par value of the share from SEK 2 to SEK 1.
[3] 184,200 refers to interim shares registered with the Swedish Patent and Registration Office on January 11, 2002.
[4] Converted number of shares as of February 1, 2002
[5] See note 18.

NOTE 20 OTHER PROVISIONS

Group, MSEK	2001	2000	1999
Liability insurance-related reserves	1,209.4	1,322.1	556.3
Other items	1,233.1	193.5	169.7
Total other provisions	**2,442.5**	**1,515.6**	**726.0**

NOTE 21 LOAN LIABILITIES

The Group's long-term financing is primarily comprises primarily of a syndicated loan in the form of a Multicurrency Revolving Credit Facility totaling MEUR 600, which matures in December 2004, as well as two bond loans of MEUR 350 and MEUR 500 maturing in 2006 and 2008, respectively.

Long-term liabilities

Group, MSEK	2001	2000	1999
Maturity < 5 years	3,976.8	3,909.6	1,032.3
Maturity > 5 years	7,778.9	3,447.7	3,017.9
Total long-term liabilities	**11,755.7**	**7,357.3**	**4,050.2**

Parent Company, MSEK	2001	2000	1999
Maturity < 5 years	3,600.2	3,835.0	700.0
Maturity > 5 years	6,862.8	3,092.9	3,000.0
Total long-term liabilities	**10,463.0**	**6,927.9**	**3,700.0**

NOTE 22 OTHER CURRENT LIABILITIES

Group, MSEK	2001	2000	1999
Staff-related items	4,986.0	3,753.7	2,467.1
Current tax liabilities	396.5	939.8	400.8
Accrued expenses and prepaid income	1,328.6	596.0	553.4
Advance payments from customers	260.4	215.4	225.4
Other items	1,482.3	1,321.1	920.1
Total other current liabilities	**8,453.8**	**6,826.0**	**4,566.8**

NOTE 23 CONTINGENT LIABILITIES

MSEK	Group 2001	Group 2000	Group 1999	Parent Company* 2001	Parent Company* 2000	Parent Company* 1999
Sureties and guarantees	437.7	418.6	358.8	2,913.0	1,678.9	969.8
Other	56.0	44.6	39.6	544.3**	538.7**	493.2**
Other contingent liabilities	**493.7**	**463.2**	**398.4**	**3,457.3**	**2,217.6**	**1,463.0**
(Of which pension commitments)	(56.0)	(43.2)	(39.6)	(354.6)	(354.6)	(312.0)
(Of which on behalf of subsidiaries)	–	–	–	(2,907.1)	(1,673.4)	(952.8)

* *The Parent Company carries guaranties for loan liabilities at full value even if the underlying facilities in the subsidiaries are not fully utilized.*

** This item includes a provision for a share price-related pension and bonus reserve and contingent liability related to ongoing tax litigation.

Stockholm, February 11, 2002

Melker Schörling
Chairman

Gustaf Douglas
Vice Chairman

Carl Douglas

Philippe Foriel-Destezet *Anders Frick* *Berthold Lindqvist* *Fredrik Palmstierna*

Ulf Jarnefjord
Employee Representative

Rune Lindblad
Employee Representative

Thomas Berglund
President and Chief Executive Officer

Audit Report

To the general meeting of the shareholders of Securitas AB (publ)
Corporate identity number 556302-7241.

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Securitas AB (publ) for the year 2001. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit in the Parent Company be dealt with in accordance with the proposal in the Report of the Board of Directors and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, February 14, 2002

PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant
Chief Auditor

Anders Lundin
Authorized Public Accountant

Group Management



Thomas Berglund b. 1952
President of Securitas AB and Chief Executive Officer of the Securitas Group.
Employed by Securitas since 1984.
Shares in Securitas: 2,515,877 Series B shares and convertibles equivalent to 62,880 Series B shares.

Amund Skarholt b. 1948
Deputy Chief Executive Officer of the Securitas Group, Executive Vice President of Securitas AB and Divisional President Security Services USA.
Employed by Securitas since 1991.
Shares in Securitas: 0.

Håkan Winberg b. 1956
Executive Vice President and Chief Financial Officer of Securitas AB. CFO Security Services USA Division.
Employed by Securitas since 1985.
Shares in Securitas: 250,442 Series B shares and convertibles equivalent to 62,880 Series B shares.

Santiago Galaz b. 1959
Executive Vice President of Securitas AB and Divisional President Cash Handling Services Europe.
Employed by Securitas since 1995.
Shares in Securitas: Convertibles equivalent to 62,880 Series B shares.

Tore K. Nilsen b. 1956
Executive Vice President of Securitas AB and Divisional President Security Services Europe.
Employed by Securitas since 1988.
Shares in Securitas: 10,013 Series B shares.

Dick Seger b. 1953
Divisional President of Securitas Direct Europe and Country President Direct Sweden.
Employed by Securitas since 1984.
Shares in Securitas: 10,326 Series B shares and convertibles equivalent to 62,880 Series B shares.

Juan Vallejo b. 1957
Executive Vice President of Securitas AB and Divisional President Security Systems Europe.
Employed by Securitas since 1990.
Shares in Securitas: 37,000 Series B shares and convertibles equivalent to 62,880 Series B shares.

Björn Lohne b. 1954
Divisional President Security Systems USA.
Employed by Securitas since 1976.
Shares in Securitas: 2,760 Series B shares.

Don Walker b. 1941
Executive Vice President of Securitas AB and Country President USA.
Employed by Securitas since 1999.
Employed by Pinkerton since 1991.
Shares in Securitas: 10,000 Series B shares.

James B. Mattly b. 1941
Divisional President Security Cash Handling Services USA.
Employed by Securitas since 2001.
Employed by Loomis since 1991.
Shares in Securitas: 0.

Data refers to shares held as of February 2002.

Board of Directors and Auditors



BOARD OF DIRECTORS

Melker Schörling (Chairman) b. 1947
President of Securitas 1987–1992. Chairman of Hexagon AB, Karlshamns AB and Attendo Senior Care AB. Vice Chairman of Assa Abloy AB. Director of Cardo AB, Hennes & Mauritz AB and Skandia AB.
Director of Securitas AB since 1987 and Chairman since 1993.
Shares in Securitas: 3,000,000 Series A shares, 12,102,300 Series B shares, privately and through companies.

Gustaf Douglas (Vice Chairman) b. 1938
Owns with family Förvaltnings AB Wasatornet (principal owner of Investment AB Latour). Chairman of Investment AB Latour, IFS AB, AB Fagerhult, Stockholm Chamber of Commerce and Säkl AB. Vice Chairman of Attendo Senior Care AB. Director of Assa Abloy AB and Stiftelsen Svenska Dagbladet.
Chairman of Securitas AB 1985–1992 and Vice Chairman since 1993.
Shares in Securitas: through Investment AB Latour 25,050,000 Series B shares, through Säkl AB, 14,142,600 Series A shares, and through Förvaltnings AB Wasatornet 4,300,000 Series B shares.

Thomas Berglund b. 1952
President of Securitas AB and Chief Executive Officer of the Securitas Group. Director of Securitas AB since 1993.
Shares in Securitas: 2,515,877 Series B shares and convertibles equivalent to 62,880 Series B shares.

Carl Douglas b. 1965
Director of PM-Luft AB, Specma AB and Säkl AB. Deputy Director of Securitas AB since 1992. Director since 1999.
Shares in Securitas: 100,000 Series B shares.

Philippe Foriel-Destezet b. 1935
Chairman of Adecco S.A., Akila S.A. and Nescofin UK Ltd. Director of Vivendi S.A., Carrefour S.A. and Akila Finance S.A. Director of Securitas AB since 1998.
Shares in Securitas: 7,142 Series B shares privately, and 11,088,730 Series B shares through Akila S.A. (excluding 1,126,250 shares lent to Société Générale).

Anders Frick b. 1945
Chairman of Postalund AB. Director of AB Fagerhult, Getinge AB, Nordbanken – Southern Region, and Sweco AB. Director of Securitas AB since 1985.
Shares in Securitas: 2,880 Series B shares.

Berthold Lindqvist b. 1938
Chairman of Munters AB. Director of Pharmacia Corp. Inc., Trelleborg AB, JM AB, Novotek AB and Probi AB. Director of Securitas AB since 1994.
Shares in Securitas: 2,000 Series B shares.

Fredrik Palmstierna b. 1946
President of Säkl AB. Director of Investment AB Latour, AB Fagerhult, Almedahls AB, Hultafors AB and Bravida ASA. Deputy Director of Securitas AB since 1985. Director since 1992.
Shares in Securitas: 80,224 Series B shares.

Ulf Jarnefjord b. 1955
Response Guard and Chief Safety Representative at Securitas Bevakning AB, Gothenburg, Employee Representative for Swedish Transport Workers' Union. Deputy Director of Securitas AB 1989–1999. Director since 2001.
Shares in Securitas: convertibles equivalent to 2,520 Series B shares.

Rune Lindblad b. 1947
Service technician at Securitas Larm AB. Employee Representative, Swedish Electricians' Union. Director of Securitas AB since 1995.
Shares in Securitas: 2,400 Series B and convertibles equivalent to 2,524 Series B shares.

Björn Drewa b. 1946
Staff Engineer at Securitas. Employee Representative, HTF local in Stockholm. Deputy Director of Securitas AB since 1996.
Shares in Securitas: 0.

Magnus Thelander b. 1968
Employee Representative, Swedish Transport Workers' Union. Deputy Director of Securitas AB since 2000.
Shares in Securitas: 0.

AUDITORS

Göran Tidström b. 1946
Authorized Public Accountant, PricewaterhouseCoopers AB
Auditor of Securitas AB since 1999.

Anders Lundin b. 1956
Authorized Public Accountant, PricewaterhouseCoopers AB
Auditor of Securitas AB since 1991.

Data refers to shares held as of February 2002. An account of the operating procedures of the Board of Directors can be found in the Report of the Board of Directors on page 51 under the heading The Company's management.

Country Management per Division

Security Services USA



Amund Skarholt
b. 1948
Deputy Chief Executive Officer and Executive Vice President Securitas AB. Divisional President Security Services USA.



Don Walker
b. 1941
Executive Vice President Securitas AB and Country President USA.



James F. McNulty
b. 1949
Executive Vice President Security Services USA.



Brad Van Hazel
b. 1957
President Strategic and Account Support Development.



Håkan Winberg
b. 1956
Executive Vice President Securitas AB and Chief Financial Officer Securitas AB. CFO Security Services USA.



William N. Barthelemy
b. 1954
Regional President Security Services, East Central Region.



Sam D'Amico
b. 1943
Regional President Security Services, Southern California/Hawaii Region.



Rocco DeFelice
b. 1958
Regional President Security Services, Mid-Atlantic Region.



Jack Donohue
b. 1938
Regional President Security Services, New York/New Jersey Region.



Tim Frank
b. 1960
President Pinkerton Automotive Services.



Kim Harris
b. 1955
Regional President Security Services, Northern California Region.



Ken Jenkins
b. 1951
Regional President Security Services, New England Region.



Tony Majka
b. 1955
Regional President Security Services, North Central Region.



Nazzareno Paciotti
b. 1946
Regional President Consulting & Investigations.



Jack Serpas
b. 1957
Regional President Security Services, South Central Region.



Craig Smith
b. 1958
Regional President Security Services, Rocky Mountain Region.



Mike Smidt
b. 1962
Regional President Security Services, South East Region.



N. Ronald Thunman
b. 1932
Chairman of the Board, Pinkerton Governmental Services.

Security Services Europe


Tore K. Nilsen
b. 1956
Executive Vice President Securitas AB, Divisional President Security Services Europe.


Jorma Hakala
b. 1944
Vice President Security Services Europe.


Manfred Buhl
b. 1952
Country President Security Services Germany.


David Cairns
b. 1954
Country President Security Services UK.


Richard H. Chenoweth
b. 1952
Country President Canada.


Michael Clausen
b. 1959
Regional Vice President Security Services Denmark.


Patrick Coutand
b. 1950
Country President France and Security Services.


Sergio González Cortina
b. 1956
Country President Mexico.


Antoine Epiney
b. 1950
Country President Switzerland and Security Services.


Artur Grilo
b. 1940
Country President Portugal and Security Services.


Patrice Girard
b. 1946
Regional Vice President Security Services France.


László Gyöngyösi
b. 1965
Country President Hungary.


Michal Kuník
b. 1965
Country President Czech Republic.


Gustave Long
b. 1960
President VNV.


Michel Mathieu
b. 1962
Regional Vice President Security Services France.


Jarmo Mikkonen
b. 1963
Country President Finland and Security Services.


Hans Mulder
b. 1954
President B&M.


Jan-Ove Nilsson
b. 1955
Country President Sweden and Security Services.


Jaanus Pajumaa
b. 1952
Country President Estonia.


Marc Pissens
b. 1950
Country President Belgium and Security Services.


Luis Posadas
b. 1958
Country President Spain and Security Services.


Pawel Rafalski
b. 1956
Country President Poland and Security Services.


Yannick Rineau
b. 1955
Regional Vice President Security Services France.


Peter Rosenberg
b. 1960
Country President Denmark and Security Services.


Morten Rønning
b. 1960
Country President Norway and Security Services.


Luis Alberto Vecchi
b. 1947
Country President Argentina.


Wolfgang Waschulewski
b. 1949
Country President Germany.


Martin Wiesinger
b. 1962
Country President Austria and Security Services.

Security Systems USA


Björn Lohne
b. 1954
Divisional President Security Systems USA.


Martin C. Guay
b. 1964
Regional President North Region.


Robert Manee
b. 1954
Regional Vice President West Region.


Brian Mathieu
b. 1959
Vice President Pinkerton Response.


Larry Simmons
b. 1953
Regional President South Region.


Larry Odegard
b. 1943
Regional Vice President Rocky Mountain Region.

Security Systems Europe


Juan Vallejo
b. 1957
Executive Vice President Securitas AB, Divisional President Security Systems Europe.


Christian Andersen
b. 1966
Country President Security Systems Denmark.


Curt Frenmark
b. 1953
Country President Security Systems Sweden.


Luis M. Santos
b. 1969
Country President Security Systems Portugal.


Hannu Kankkunen
b. 1952
Country President Security Systems Finland.


Pål Kreile
b. 1958
Country President Security Systems Norway.


Antonio Villaseca
b. 1954
Country President Security Systems Spain.

Direct Europe


Dick Seger
b. 1953
Divisional President Direct Europe and Country President Direct Sweden.


Arne Fanuelsen
b. 1958
Country President Direct Norway.


Luis M. Gil
b. 1961
Country President Direct Spain and Direct Portugal.


Patrick Grevet
b. 1955
Country President Direct France.


Lucien Meeus
b. 1947
Country President Direct Belgium and Holland.


Jesper Paulsen
b. 1963
Country President Direct Denmark.


Luc Sergy
b. 1960
Country President Direct Switzerland.


Pieter Verstappen
b. 1956
President Direct Holland.


Kim Willgren
b. 1967
Country President Direct Finland.

Cash Handling Services Europe


Santiago Galaz
b. 1959
Executive Vice President Securitas AB and Divisional President Cash Handling Services.


Johan Eriksson
b. 1965
Country President CIT and ABS UK.


Steve Gilberg
b. 1958
Country President Cash Handling Services Norway.


Juha Hakavuori
b. 1964
Country President Cash Handling Services Finland.


Kenneth Högman
b. 1957
Country President Cash Handling Services Sweden.


Christian Lerognon
b. 1960
Country President Cash Handling Services France and Switzerland.


Georges López
b. 1965
Country President Cash Handling Services Spain.


Rui Sanches
b. 1962
Country President Cash Handling Services Portugal.


Michael Schnabl
b. 1960
Country President Cash Handling Services Austria.


Kim Sorgenfri
b. 1963
Country President Cash Handling Services Denmark.


Heinz Spiegelmacher
b. 1962
Country President Cash Handling Services Germany.


Frank Williams
b. 1953
Country President Securitas Cash Management UK.

Cash Handling Services USA


James B. Mattly
b. 1941
Divisional President Cash Handling Services USA.


Steve Anderson
b. 1951
President Central Region.


Cal Murri
b. 1951
President Western Region.


John Warren
b. 1950
President Eastern Region.

Addresses

HEAD OFFICE
Securitas AB
P.O. Box 12307
SE-102 28 Stockholm
phone: +46 8 657 74 00
fax: +46 8 657 70 72

Securitas Services Ltd.
Berkshire House, 3 Maple Way,
Feltham, TW13 7AW, UK
phone: +44 208 432 6500
fax: +44 208 432 6505

Securitas Treasury Ireland Ltd
Ground Floor, Plaza 1
Custom House Plaza
I.F.S.C., Dublin 1, IRELAND
phone: +353 1 1435 0100
fax: +353 1 435 0195

SECURITY SERVICES EUROPE
Divisional office:
Securitas AB
Urtegata 9, Postboks 35, Gronland
NO-0133 Oslo
phone: +47 2303 8800
fax: +47 2303 8801

Country offices:
AUSTRIA
Securitas Sicherheitsdienstleistungen GmbH
Nordbahnstrasse 36
AT-1020 Vienna
phone: +43 1 211 960
fax: +43 1 211 96 555

BELGIUM
Securis NV
Brucargo 744
BE-1931 Zaventem
phone: +32 2 752 35 11
fax: +32 2 752 35 03

CANADA
Securitas Canada Ltd.
265 Yorkland Boulevard, 5th Floor
North York, Ontario
M2J 1 S5
phone: +1 800 268 0545
fax: +1 905 948 2544

CZECH REPUBLIC
Securitas _R s.r.o.
Ceskobratrská 1
CZ-Praha 3, 130 00
phone: +420 2 8401 7111
fax: +420 2 7177 2999

DENMARK
Dansikring A/S
Sydvestvej 98
DK-2600 Glostrup
phone: +45 43 43 43 88
fax: +45 43 43 43 37

ESTONIA
Securitas Eesti AS
Suur-Sõjamäe 44/46
EE-11415 Tallinn
phone: +372 6 139 200
fax: +372 6 139 201

FINLAND
Securitas Oy
Elimäenkatu 30
P.O. Box 93
FI-00520 Helsinki
phone: +358 204 911
fax: +358 204 91 2210

FRANCE
Securitas France Holding
Securitas France S.A.R.L.
Le Sextant
2 bis, rue Louis Armand
FR-75741 Paris Cedex 15
phone: +33 1 53 98 15 00
fax: +33 1 40 60 61 60

GERMANY
Securitas Deutschland Holding GmbH
Wahlerstrasse 2a
DE-40472 Düsseldorf
Postfach 300203
DE-40472 Düsseldorf
phone: +49 211 64 00 30
fax: +49 211 64003 100

GREAT BRITAIN
Securitas Security Services Ltd
203/205 Lower Richmond Road
Richmond, Surrey, TW9 4LN, UK
phone: +44 208 392 6000
fax: +44 208 878 9961

HUNGARY
Securitas Hungary RT
Hauszmann Alajos u. 9-11
HU-1119 Budapest
phone: +36 1 204 02 00
fax: +36 1 204 01 98

MEXICO
Grupo Securitas Mexico, S.A. de C.V.
Ave Hidalgo #1911 Pte.
Col. Obispado
Monterrey, N.L., Mexico C.P 64060
phone: +52 8 122 6200
fax: +52 8 122 6206

NETHERLANDS
B&M Beveiliging & Alarmering B.V.
Groene Zoom 1
NL-1171 AA Badhoevedorp
phone: +31 20 449 84 84
fax: +31 20 449 84 85

NORWAY
Securitas AS
Urtegata 9
Postboks 35, Grønland
NO-0133 Oslo
phone: +47 23 03 88 00
fax: +47 23 03 88 01

POLAND
Securitas Services Sp. z o.o
ul. Postepu 2
PL-02-676 Warszawa
phone: +48 22 549 07 35
fax: +48 22 549 07 84

PORTUGAL
Securitas S.A.
Rua Rodrigues Lobo No.2
Edificio Securitas
PT-2795-147 Linda-a-Velha
phone: +351 21 415 46 00
fax: +351 21 419 54 36

SPAIN
Securitas Seguridad España S.A.
C/Arrastaría, 11
Poligono Las Mercedes
ES-28022 Madrid
phone: +34 91 277 60 00
fax: +34 91 329 51 54

ARGENTINA
Organización Fiel
Paroissien 2506
AR-1429 Buenos Aires
phone: +54 11 4703 01 00
fax: +54 11 4703 01 00

SWEDEN
Securitas Bevakning AB
Lindhagensplan 70
P.O.Box 12516
SE-102 29 Stockholm
phone: +46 8 657 70 00
fax: +46 8 657 73 50

SWITZERLAND
Protectas SA
Rue de Genève 70
Case Postale 3595
CH-1002 Lausanne
phone: +41 21 623 20 20
fax: +41 21 623 20 21

SECURITY SERVICES USA
Divisional offices:
Securitas USA
200 South Michigan Avenue, 20th floor
Chicago, IL 60604
phone: +1 312 322 8800
fax: +1 312 322 8636

Eastern Operations Center
2 Campus Drive
Parsippany, NJ 07054
phone: +1 973 267 5300

Western Operations Center
Westlake Village
4330 Terrace Drive Park
Westlake Village, CA 91361
phone: +1 818 706 6800
fax: +1 818 706 5515

Regional offices:
ROCKY MOUNTAIN REGION
Pinkerton
10170 E. Missisippi Avenue, Suite 200
Denver, CO 80231
phone: +1 303 751 8877
fax: +1 720 748 0411
(AK,WA,OR,NV,AZ,NM,MT,ID,WY,CO,UT)

NORTH CENTRAL REGION
Pinkerton
200S Michigan Ave, 20th floor
Chicago, IL 60604
phone: +1 312 322 8656
fax: +1 312 322 8508
(ND,MN,SD,NE,KS,MO,IL,IA,WI)

SOUTH CENTRAL REGION
Pinkerton
333 North Belt Drive, Suite 950
Houston, TX 77060
phone: +1 281 820 2426
fax: +1 281 820 2834
(OK, TX,MS,AR,LA,TN)

EAST CENTRAL REGION
Pinkerton
9265 Counselors Row, Suite 106
Indianapolis, IN 46240
phone: +1 317 569 1149
fax: +1 317 569 1375
(MI,IN,OH,KY)

NEW ENGLAND REGION
Pinkerton
One Harborside Drive
Boston, MA 02128
phone: +1 617 568 8700
fax: +1 617 568 8814
(ME,VT,NH,MA,RI,CT)

NEW YORK/NEW JERSEY REGION
Pinkerton
Two Campus Drive
Parsippany, NJ 07054-4467
phone: +1 973 397 2276
fax: +1 973 397 2491
(NY,NJ)

NORTHERN CALIFORNIA REGION
Pinkerton
5776 Stoneridge Mall Rd, Suite 130
Pleasanton, CA 94588
phone: +1 925 468 0124
fax: +1 925 468 0207
(CA)

MID-ATLANTIC REGION
Pinkerton
3 Parkway Center, Suite G5
Pittsburgh, PA 15220
phone: +1 412 919 0146
fax: +1 412 919 0675
(PA,WV,DC,VA,DE,MD)

SOUTH EAST REGION
Pinkerton
300 Chastain Center B1lvd, Suite 305
Kennesaw, GA 30144
phone: +1 770 426 5262
fax: +1 770 426 5480
(NC,SC,GA,AL,FL)

SOUTHERN CALIFORNIA/HAWAII REGION
Pinkerton
500 S. Main Street, Suite 500
Orange, CA 92868
phone: +1 714 541 4277
fax: +1 714 541 8565
(CA,HI)

PINKERTON AUTOMOTIVE SERVICES
300 Renaissance Center
Mail Code: 482-C22-A96
Detroit, MI 48265
phone: +1 313 665 6500
fax: +1 313 665 6565

PINKERTON GOVERNMENT SERVICES
373 Emory Valley Road
Oak Ridge, TN 37830
phone: +1 310 787 1844
fax: +1 865 481 3162

PINKERTON CONSULTING & INVESTIGATIONS
13950 Ballantyne Corporate Place
Charlotte, NC 28277
phone: +1 704 552 1119
fax: +1 704 553 7805

SECURITY SYSTEMS EUROPE
Divisional office:
Securitas Larm AB
Lindhagensplan 70
P.O. Box 12545
SE-102 29 Stockholm
phone: +46 8 657 7600
fax: +46 8 618 7469

Country offices:
DENMARK
Dansikring A/S
Sydvestvej 98
DK-2600 Glostrup
phone: +45 43 43 43 88
fax: +45 43 25 55 50

FINLAND
Securitas Tekniikka Oy
Elimäenkatu 30
P.O. Box 47
FI-00520 Helsinki
phone: +358 204 911
fax: +358 204 91 2350

FRANCE
Securitas France S.A.R.L
Le Sextant
2 bis, rue Louis Armand
FR-75741 Paris Cedex
phone: +33 1 53 98 15 00

NORWAY
Securitas AS
Urtegata 9
Postboks 35, Grønland
NO-0133 Oslo
phone: +47 23 03 88 00
fax: +47 23 0388 14

PORTUGAL
Securitas S.A.
Rua Rodrigues Lobo, No 2
Edificio Securitas
PT-2795-174 Linda-a-Velha
phone: +351 21 415 46 00
fax: +351 21 419 54 89

SPAIN
Securitas Sistemas de Seguridad, S.A.
C/Arrastaría, 11
Poligono Las Mercedes
ES-28022 Madrid
phone: +34 91 277 60 00
fax: +34 91 329 51 54

SWEDEN
Securitas Larm AB
Lindhagensplan 70
P.O. Box 12545
SE-102 29 Stockholm
phone: +46 8 657 7600

SECURITY SYSTEMS USA
Divisional office:
Pinkerton System Integration
3475 Corporate Way, Suite B
Duluth, GA 30096
phone: +1 678 474 1720
fax: +1 678 474 1756

Regional offices:
NORTH REGION
Pinkerton System Integration
Pinkerton Response
One Harbourside Drive, Suite 302S
Boston, MA 02128
phone: +1 617 568 8700
fax: +1 617 568 5130
(MN,WI,IL,IN,KS,MI,OH,PA,NY,VT,ME,NH,MA,CT,RI,NJ)

WEST REGION
Pinkerton System Integration
16810 Valley View Avenue
LA Mirada CA 90638
phone: +1 714 690 7900
fax: +1714 522 7980
(WA,OR,CA,NV,AZ,NM)

SOUTH REGION
Pinkerton System Integration
4995 Avalon Ridge Parkway, Suite 100
Norcross, GA 30071
phone: +1 770 441 3692
fax: +1 770 368 9293
(TX,OK,AR,LA,MS,AL,GA,FL,NC,SC,TN,WV,VA,MD,DE)

ROCKEY MOUNTAIN REGION
Pinkerton System Integration
9197 W.6th Avenue, Ste. 600
Lakewood, CO 80215
phone: + 1 303 232 5600
fax: +1 303 232 5455
(ID,MT,ND,SD,IA,NE,MO,KS,CO,WY,UT)

DIRECT EUROPE
Divisional office:
Securitas Direct International AB
Östgötagatan 3
P.O. Box 2511
SE-580 02 Linköping
phone: +46 13 32 75 00
fax: +46 13 32 7581

Country offices:
BELGIUM
Belgacom Alert Services Holding N.V/SA.
rue Carli 2
BE-1140 Evere
phone: +32 2 244 65 65
fax: +32 2 244 6532

DENMARK
Dansikring Direct A/S
Sydvestvej 102
DK-2600 Glostrup
phone: +45 43 43 43 88
fax: +45 43 43 08 48

FINLAND
Securitas Direct Oy
Elimäenkatu 30
FI-00520 Helsinki
phone: +358 204 911
fax: +358 204 91 2919

FRANCE
Domen Sécurité S.A
1 Centrale Parc - bâtiment 1
Avenue Sully Prud'homme
FR-92298 Châtenay Malabry Cedex
phone: +33 1 46 61 16 16
fax: +33 1 41 87 87 07

Division Phoneesurveillance
Parc de Poumeyrol
393 Chemin du bac à Traille
FR-69643 Caluire et Cuire Cedex
phone: +33 4 37 40 2836
fax: +33 4 37 40 2837

NETHERLANDS
Belgacom alert Services Nederland N.V.
Spaarpot 40
NL-5667 KX Geldrop
phone: +31 402 85 7985
fax: +31 412 86 0913

NORWAY
Securitas Direct AS
Urtegata 9
Postboks 35, Grønland
NO-0133 Oslo
phone: +47 23 03 85 55
fax: +47 23 03 85 85

SPAIN
Securitas Direct España S.A.
Ctra. de la Coruña, km 17,8
Edificio F.L. Smidth
ES-28230 Las Rozas, Madrid
phone: +34 916 023 300
fax: +34 916 023 344

SWEDEN
Securitas Direct AB
Östgötagatan 3
P.O. Box 2511
SE-580 02 Linköping
phone: +46 13 32 75 00
fax: +46 1313 25 79

SWITZERLAND
Securitas Direct S.A.
Chemin de Bérée 50
CH-1010 Lausanne
phone: +41 21 651 16 16
fax: +41 21 651 16 77

CASH HANDLING SERVICES EUROPE
Divisional office:
Cash Handling Services Europe Ltd
Berkshire House, 3 Maple Way
Feltham, TW13 7AW, UK
phone: +44 208 432 6500
fax: +44 208 432 6505

Country offices:
AUSTRIA
Securitas Werttransporte GmbH
Nordbahnstrasse 36
AT-1020 Vienna
phone: +43 1 211 960
fax: +43 1 211 96 319

DENMARK
Dansikring A/S
Sydvestvej 98
DK-2600 Glostrup
phone: +45 43 43 43 88
fax: +45 43 43 30 35

GERMANY
Securitas Wertdienste Holding GmbH
Wilhelm-Raabe-Strasse 14
DE-40470 Düsseldorf
Postfach 30 02 03
DE-404 02 Düsseldorf
phone: + 49 211 64 00 30

GREAT BRITAIN
Securitas UK Limited
5th Floor
The Ziggurat
Grosvenor Road
St. Albans, Herts AL1 3AW, UK
phone: +44 1727 86 86 66
fax: +44 1727 86 86 45

FINLAND
Securitas Arvokuljetus Oy
Suometsäntie 1
FI-01740 Vantaa
phone: +358 204 91 2800
fax: +358 204 91 2807

FRANCE
Securitas France TF S.A.R.L.
3, Rue de la Savonnerie BP 7,
FR-68460 Lutterbach
phone: +33 3 89 52 89 69
fax: +33 3 89 52 89 98

NORWAY
Securitas AS
Urtegata 9
Postboks 35, Grønland
NO-0133 Oslo
phone: +47 23 03 88 00
fax: +47 23 03 88 01

PORTUGAL
Securitas S.A.
Rua Rodriguse Lobo No 2
Edificio Securitas
PT-2795-197 Linda-a-Velha
phone: +351 21 415 46 00
fax: +351 21 419 5496

SPAIN
Securitas Tratamiento Integral
de Valores S.A.
C/Maria Tubau, 4 Torre A 2ª Planta A.
ES-28050 Madrid
phone: +34 91 736 22 00
fax: +34 91 358 87 21

SWEDEN
Securitas Värde AB
Lindhagensplan 70
P.O. Box 12516
SE-102 29 Stockholm
phone: +46 8 657 70 00
fax: +46 8 657 73 80

SWITZERLAND
Protectas S.A.
Rue de Genève 70
Case Postale 3595
CH-1002 Lausanne
phone: +41 21 623 20 20
fax: +41 21 623 20 21

CASH HANDLING SERVICES USA
Divisional office:
Loomis, Fargo & Co
2500 CityWest Blv., Suite 900
Houston, TX 77042
phone: +1 713 435 6700
fax: +1 713 435 6905

Regional offices:
WEST REGION
Loomis, Fargo & Co.
563 West 500 South, Suite 340
Bountiful, UT 84010
phone: +1 801 397 8507
fax: +1 801 397 292 8155

CENTRAL REGION
Loomis, Fargo & Co.
1655 Vilbig Road
Dallas, TX 75208
phone: +1 214 748 7634
fax: +1 214 748 7637

EASTERN REGION
Loomis, Fargo & Co.
3480 Preston Ridge Road, Suite 290
Alpharetta, GA 300005
phone: +1 678 256 0200
fax: +1 678 256 0199

Financial Information and Invitation to the Annual General Meeting

FINANCIAL INFORMATION

Securitas will publish the following financial reports during 2002:

Interim reports 2002

January–March 2002	May 7, 2002
January–June 2002	August 8, 2002
January–September 2002	November 7, 2002

The Annual General Meeting will be held on April 16, 2002.

All financial information is available in Swedish and English and may be requested from:

Securitas Services Ltd.
Investor Relations
Berkshire House
3 Maple Way, Feltham
Middlesex TW13 7AW, Great Britain

Telephone +44 20 8432 6500,
Fax +44 20 8432 6520

or via

Securitas AB's home page:
www.securitasgroup.com

FINANCIAL ANALYSTS WHO FOLLOW SECURITAS

Company	Name
ABG Securities	Elisabeth Kruth
Alfred Berg Fondkommission	Sandra Frimann-Clausen
Nordea Securities	Lars Larsen
BNP Paribas	Christian Diebitsch
Carnegie	Carsten Leth
Cazenove	Jonas Pålsson
Cheuvreux	Jeff Saul
Commerzbank	David Greenall/ Andrew Brooke
Crédit Suisse First Boston	Andrew Sweeting
Danske Securities	Allan Nielsen
Deutsche Bank	Paul Ginocchio
Dresdner Kleinwort Wasserstein	Adrian Cattley
Enskilda Securities	Monika Elling
Goldman Sachs	Boris Bernstein
Hagströmer&Qviberg	Mats Hyttinge
Handelsbanken Securities	Torben Sand
HSBC	Tom Sykes
Merrill Lynch	Andrew Ripper
Morgan Stanley Dean Witter	David Allchurch
Oddo Securities	Alexandre Dergatcheff
Schroder Salomon Smith Barney	Nick Williamson
Swedbank	Stefan Stjernholm
Sydbank	Christian Kirk-Thomsen
UBS Warburg	Mark Shepperd/ Lindy Newton
WestLB Panmure	Peter Högstedt
Öhman Fondkommission	Rolf Karp

INVITATION TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS IN SECURITAS AB (publ)

The shareholders in Securitas AB are hereby invited to attend the Annual General Meeting to be held at 5.00 p.m. on Tuesday 16 April 2002, in "Vinterträdgården" at the Grand Hotel, entry via "Royal entré", Stallgatan 6. Registration for the General Meeting begins at 4.15 p.m.

Notice of Attendance

Shareholders who wish to attend the General Meeting must:

1. be recorded in the print-out of the share register maintained by the Swedish Securities Register Centre ("VPC"), made as of Saturday 6 April 2002. Due to the intervening weekend, such recording must be made on Friday 5 April 2002 at the latest;
and
2. notify Securitas of their intent to participate in the Meeting at the address: Securitas AB, "General Meeting", P.O. Box 12307, SE-102 28 Stockholm, Sweden, or by telephone +46 8 657 74 74 or by fax +46 8 657 74 85, by 4.00 p.m., Wednesday 10 April 2002 at the latest. On giving notice of attendance, the shareholder shall state name, personal registration number or equivalent, (corporate identity number), address and telephone number. Proxy and representative of a juridical person shall submit papers of authorisation prior to the Meeting. As confirmation of notification, Securitas AB will send an entry card, which should be presented at registration for the General Meeting.

In order to participate in the proceedings of the Annual General Meeting, owners with nominee-registered shares should request their bank or broker to have their shares temporarily owner-registered with VPC. Due to the intervening weekend, such registration must be made on Friday April 5, 2002 at the latest, and the banker or broker should therefore be notified in due time before the said date.

Dividend

The Board of Directors has proposed a dividend of SEK 1.50 per share and a record date of Friday, April 19, 2002. If the Annual General Meeting approves these proposals, the dividend is expected to be distributed by VPC on Wednesday, April 24, 2002.


← Salida


SECURITAS

Integrity, Vigilance, Helpfulness

Securitas AB P.O. Box 12307 SE-102 28 Stockholm Sweden
Telephone +46 8 657 74 00 Fax +46 8 657 70 72
www.securitasgroup.com
Street address Lindhagensplan 70